82-3109

SAMSUNG ELECTRONICS CO., LTD.

Interim Financial Statements

September 30, 2005 and 2004

12/30

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.

Interim Financial Statements

September 30, 2005 and 2004

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
September 30, 2005 and 2004, and December 31, 2004

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of September 30, 2005, and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 14 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI shall be sold by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

As discussed in Note 23 to the accompanying non-consolidated financial statements, the Company had sales to, and purchases from, subsidiaries and affiliated companies within the Samsung Group amounting to ₩1,929,665 million or US$30,727,988 thousand, and ₩9,293,135 million or US$5,496,854 thousand, respectively, for the nine-month period ended September 30, 2005, and the related accounts receivable and accounts payable as of September 30, 2005, amounted to ₩950,944 million or US$552,589 thousand, and ₩2,242,012 million or US$730,440 thousand, respectively.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 28, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

SAMIL PRICEWATERHOUSECOOPERS

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
October 17, 2005

This report is effective as of October 17, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Assets				
Current assets				
Cash and cash equivalents	₩ 549,298	₩ 957,819	$ 529,189	$ 922,754
Short-term financial instruments	2,690,571	4,186,706	2,592,072	4,033,435
Short-term available-for-sale securities (Note 4)	1,545,766	2,289,365	1,489,177	2,205,554
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	1,567,462	1,331,587	1,510,079	1,282,839
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	522,933	937,658	503,789	903,331
Short-term deferred income tax assets (Note 21)	1,124,707	-	1,083,533	-
Inventories, net of valuation losses (Note 6)	2,966,047	3,154,318	2,857,463	3,038,842
Prepaid expenses and other current assets	1,199,238	1,101,038	1,155,336	1,060,732
Total current assets	12,166,022	13,958,491	11,720,638	13,447,487
Lease payment receivables under capital lease, net (Note 7)	284,518	312,034	274,102	300,611
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 8)	23,472,349	19,727,807	22,613,053	19,005,594
Long-term available-for-sale securities (Note 9)	830,954	463,197	800,534	446,240
Equity-method investments (Note 10)	8,470,838	8,353,211	8,160,730	8,047,409
Intangible assets, net of accumulated amortization (Note 11)	447,797	399,376	431,404	384,755
Long-term deposits and other assets (Note 12)	1,029,182	602,427	991,504	580,373
Total assets	₩46,701,660	₩43,816,543	$ 44,991,965	$ 42,212,469

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,034,960	₩ 1,823,316	$ 1,960,462	$ 1,756,566
Other accounts and notes payable	2,689,271	2,595,557	2,590,820	2,500,537
Accrued expenses	2,135,693	2,359,751	2,057,508	2,273,363
Income taxes payable	379,444	1,378,429	365,553	1,327,966
Other current liabilities	277,121	563,850	266,976	543,209
Total current liabilities	7,516,489	8,720,903	7,241,319	8,401,641
Foreign currency notes and bonds, net (Note 13)	98,032	98,545	94,443	94,937
Long-term deferred income tax liabilities (Note 21)	1,139,144	19,983	1,097,441	19,251
Accrued severance benefits, net	520,939	397,084	501,868	382,547
Other long-term liabilities	487,079	139,619	469,248	134,508
Total liabilities	9,761,683	9,376,134	9,404,319	9,032,884

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Commitments and contingencies (Note 14)				
Shareholders' equity				
Capital stock (Note 15)				
Common stock	₩ 778,047	₩ 778,047	$ 749,564	$ 749,564
Preferred stock	119,467	119,467	115,093	115,093
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,242,671	4,242,671
Other capital surplus	1,950,642	1,927,773	1,879,231	1,857,199
Retained earnings (Note 16)	34,802,497	30,575,041	33,528,417	29,455,724
Capital adjustments				
Treasury stock (Note 18)	(6,123,104)	(4,159,639)	(5,898,944)	(4,007,359)
Others (Note 19)	1,008,535	795,827	971,614	766,693
Total shareholders' equity	36,939,977	34,440,409	35,587,646	33,179,585
Total liabilities and shareholders' equity	₩46,701,660	₩43,816,543	$ 44,991,965	$ 42,212,469

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2005 and 2004

(in millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales (Note 23)	₩ 14,537,986	₩ 14,343,943	$ 14,005,767	$ 13,818,828	₩ 41,938,153	₩ 43,737,027	$ 40,402,845	$ 42,135,864
Cost of sales (Note 23)	10,143,181	9,516,479	9,771,851	9,168,092	29,546,019	27,567,005	28,464,373	26,557,808
Gross profit	4,394,805	4,827,464	4,233,916	4,650,736	12,392,134	16,170,022	11,938,472	15,578,056
Selling, general and administrative expenses	2,269,644	2,085,119	2,186,555	2,008,785	6,467,445	5,685,762	6,230,679	5,477,613
Operating profit	2,125,161	2,742,345	2,047,361	2,641,951	5,924,689	10,484,260	5,707,793	10,100,443
Non-operating income								
Interest and dividend income	44,349	75,312	42,725	72,555	167,821	228,601	161,677	220,232
Foreign exchange gains	92,403	65,375	89,020	62,982	233,745	249,844	225,188	240,697
Gain on foreign currency translation	6,817	-	6,567	-	96,393	46,423	92,864	44,724
Gain on valuation of investments using the equity method of accounting (Note 10)	269,959	392,932	260,076	378,547	1,007,387	349,178	970,508	336,395
Others	164,442	179,739	158,423	173,159	484,264	513,141	466,536	494,356
	577,970	713,358	556,811	687,243	1,989,610	1,387,187	1,916,773	1,336,404

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2005 and 2004

(in millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Non-operating expenses								
Interest expenses	₩ 11,303	₩ 17,812	$ 10,889	$ 17,160	₩ 29,218	₩ 60,152	$ 28,148	$ 57,950
Foreign exchange losses	103,989	59,174	100,182	57,008	252,542	216,611	243,297	208,681
Loss on foreign currency translation	12,126	2,127	11,682	2,049	31,292	21,252	30,146	20,474
Loss on valuation of investments using the equity method of accounting (Note 10)	289,780	-	279,171	-	1,322,027	-	1,273,629	-
Others	128,827	110,355	124,111	106,315	303,716	325,968	292,598	314,035
	546,025	189,468	526,035	182,532	1,938,795	623,983	1,867,818	601,140
Net income before income taxes	2,157,106	3,266,235	2,078,137	3,146,662	5,975,504	11,247,464	5,756,748	10,835,707
Income taxes (Note 21)	273,142	576,771	263,143	555,656	898,685	2,286,062	865,786	2,202,372
Net income	₩ 1,883,964	₩ 2,689,464	$ 1,814,994	$ 2,591,006	₩ 5,076,819	₩ 8,961,402	$ 4,890,962	$ 8,633,335
Basic earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 12,419	₩ 16,993	$ 12	$ 16	₩ 33,049	₩ 56,164	$ 32	$ 54
Diluted earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 12,195	₩ 16,744	$ 12	$ 16	₩ 32,521	₩ 55,286	$ 31	$ 53

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities								
Net income	₩ 1,883,964	₩ 2,689,464	$ 1,814,994	$ 2,591,006	₩ 5,076,819	₩ 8,961,402	$ 4,890,962	$ 8,633,335
Adjustments to reconcile net income to net cash provided by operating activities:								
Depreciation and amortization	1,290,597	1,130,166	1,243,350	1,088,792	3,750,813	3,311,771	3,613,500	3,190,531
Provision for severance benefits	80,182	64,022	77,247	61,678	313,719	301,641	302,234	290,598
Loss on foreign currency translation	12,126	1,163	11,682	1,120	31,292	21,252	30,146	20,474
Gain on foreign currency translation	(6,817)	(2,003)	(6,567)	(1,930)	(96,393)	(46,423)	(92,864)	(44,724)
Gain on valuation of investments using the equity method of accounting	(269,959)	(392,932)	(260,076)	(378,547)	(1,007,387)	(349,178)	(970,508)	(336,395)
Loss on valuation of investments using the equity method of accounting	289,780	-	279,171	-	1,322,027	-	1,273,629	-
Deferred income taxes	4,391	83,674	4,230	80,611	(115,829)	408,055	(111,588)	393,117
Others	124,861	102,384	120,290	98,636	347,026	236,777	334,322	228,109
	3,409,125	3,675,938	3,284,321	3,541,366	9,622,087	12,845,297	9,269,833	12,375,045

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2005 and 2004

in millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Changes in operating assets and liabilities								
Increase in trade accounts and notes receivable	(64,443)	(70,733)	(62,084)	(68,144)	(376,064)	(583,759)	(362,297)	(562,388)
Decrease (increase) in other accounts and notes receivable	(41,087)	39,799	(39,583)	38,342	417,187	271,690	401,914	261,744
Increase in inventories	(157,216)	(165,457)	(151,461)	(159,400)	(9,634)	(709,238)	(9,281)	(683,274)
Increase (decrease) in trade accounts and notes payable	(57,427)	(74,315)	(55,325)	(71,594)	208,527	165,363	200,893	159,309
Increase (decrease) in other accounts and notes payable	251,492	(214,433)	242,285	(206,583)	42,177	(116,840)	40,633	(112,563)
Increase (decrease) in accrued expenses	182,971	258,446	176,273	248,985	(160,705)	171,963	(154,822)	165,668
Increase (decrease) in income taxes payable	(357,553)	(62,130)	(344,463)	(59,855)	(1,007,251)	410,217	(970,377)	395,199
Payment of severance benefits	(30,744)	(41,614)	(29,618)	(40,091)	(108,871)	(173,378)	(104,885)	(167,031)
Others	(73,766)	(27,235)	(71,066)	(26,238)	(350,976)	(324,185)	(338,126)	(312,316)
Net cash provided by operating activities	3,061,352	3,318,266	2,949,279	3,196,788	8,276,477	11,957,130	7,973,485	11,519,393

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2005 and 2004

(in millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from investing activities								
Disposal(acquisition) of short-term financial instruments	752,337	(550,960)	724,795	(530,790)	1,496,135	(871,428)	1,441,363	(839,526)
Proceeds from disposal of short-term available-for-sale securities	442,879	150,236	426,666	144,736	2,511,427	2,504,305	2,419,487	2,412,625
Acquisition of short-term available-for-sale securities	(345,120)	(147,991)	(332,486)	(142,573)	(1,725,495)	(2,143,951)	(1,662,327)	(2,065,463)
Proceeds from disposal of property, plant and equipment	30,426	75,049	29,312	72,302	136,506	365,815	131,509	352,423
Acquisition of property, plant and equipment	(2,474,255)	(1,520,294)	(2,383,675)	(1,464,638)	(7,570,651)	(5,978,797)	(7,293,498)	(5,759,920)
Proceeds from long -term available-for-sale securities	8,113	1,152	7,816	1,110	21,522	67,677	20,734	65,199
Proceeds from disposal of investments	75,013	19,759	72,267	19,036	314,855	198,049	303,329	190,799
Acquisition of long-term available-for-sale securities	(3,768)	(1,189)	(3,630)	(1,145)	(11,247)	(9,594)	(10,835)	(9,243)
Acquisition of equity-method investments	(147,026)	(431,466)	(141,644)	(415,671)	(801,480)	(1,880,618)	(772,139)	(1,811,771)
Other	(95,934)	(79,637)	(92,422)	(76,723)	(198,346)	(105,944)	(191,085)	(102,065)
Net cash used in investing activities	(1,757,335)	(2,485,341)	(1,693,001)	(2,394,356)	(5,826,774)	(7,854,486)	(5,613,462)	(7,566,942)

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2005 and 2004

(in millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)		In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from financing activities								
Repayment of current portion of long-term debt	-	(500,096)	-	(481,788)	-	(501,208)	-	(482,859)
Payments of dividends	(76,652)	(791,139)	(73,846)	(762,176)	(849,362)	(1,596,282)	(818,268)	(1,537,844)
Acquisition of treasury stock	(1,575,482)	(166,088)	(1,517,805)	(160,008)	(2,149,371)	(2,193,953)	(2,070,685)	(2,113,635)
Exercise of stock option	104,979	12,319	101,136	11,868	140,509	103,880	135,365	100,077
Others	-	-	-	-	-	(28)	-	(27)
Net cash used in financing activies	(1,547,155)	(1,445,004)	(1,490,515)	(1,392,104)	(2,858,224)	(4,187,591)	(2,753,588)	(4,034,288)
Net decrease in cash and cash equivalents	(243,138)	(612,079)	(234,237)	(589,672)	(408,521)	(84,947)	(393,565)	(81,837)
Cash and cash aquivalents								
Beginning of the period	792,436	1,795,341	763,426	1,729,616	957,819	1,268,209	922,754	1,221,781
End of the period	W 549,298	₩ 1,183,262	$ 529,189	$ 1,139,944	₩ 549,298	₩ 1,183,262	$ 529,189	$ 1,139,944

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunication products, home appliances and digital media products.

The Company's shares of stock are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of September 30, 2005, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Lee Kun-Hee	2,819,659	1.66
Hong Ra-Hee	1,083,072	0.64
Lee Jai-Yong	961,573	0.57
Samsung Corporation and other affiliated companies	18,464,495	10.85
Samsung Welfare Foundation, and others	297,298	0.17

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 12 and 13 became effective on January 1, 2004. And as SKFAS No. 15 through No. 17 became applicable to the Company in January 1, 2005, the Company adopted these statements in its financial statements as of and for the nine-month period ended September 30, 2005.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets; while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as part of current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in capital adjustments.

Impairment resulting from the decline in realizable value below the acquisition cost, net of amortization, are included in current operations.

Equity-Method Investments
Investments in business entities in which the Company has a control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unreviewed financial statements of the equity-method investees since the review procedures for most of these entities are not yet completed as of the date of this review report.

In accordance with SKFAS No. 15, *Investments in Associates*, the Company changed its policy in accounting for the earnings from equity-method investments from the net basis to gross basis. This change had no effect on the net income or shareholders' equity. The financial statements as of September 30, 2004 and December 31, 2004, and for the nine-month period ended September 30, 2004, and year ended December 31, 2004, have not been restated to reflect such change.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs
Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

Intangible Assets
Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables
A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to leasee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded as fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Discounts and Premiums on Debentures
The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they occur.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as income for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credit and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

In accordance with SKFAS No. 16, *Deferred Income Taxes,* which became effective January 1, 2005, the Company classified deferred income tax assets and liabilities into current portion and non-current portion based on net amount. The balance sheet as of December 31, 2004, has not been restated to reflect such change.

Long-Term Receivables and Payables

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Product Warranties

The Company accrues the estimated cost of warranty coverage at the time sales are recorded.

Asset Impairment

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,038 to US$1, the exchange rate in effect on September 30, 2005. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2004 U.S. dollar amounts, which were previously expressed at ₩1,043 and ₩1,147 to US$1, the rate in effect on December 31, 2004 and September 30, 2004, respectively, have been restated to reflect the exchange rate in effect on September 30, 2005.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004	Maturity
Beneficiary certificates	₩	708,970	₩	1,463,199	Within 1 year
Financial institution bonds		644,580		644,655	Within 1 year
Fair-value investments [1]		192,216		181,511	
	₩	1,545,766	₩	2,289,365	

[1] The Company holds 3,190,000 shares of SK Corp. representing a percentage of ownership of 2.45%.

5. Accounts and Notes Receivable

The Company's receivables, including trade accounts and notes receivable, as of September 30, 2005 and December 31, 2004, consist of the following:

	2005			
(in millions of Korean won)	Gross Amount	Allowance for Doubtful Accounts	Discounts on Present Value	Carrying Value
Trade accounts and notes receivable	₩ 1,584,943	₩ (17,481)	₩ -	₩ 1,567,462
Other accounts and notes receivable	527,978	(5,020)	(25)	522,933

	2004			
(in millions of Korean won)	Gross Amount	Allowance for Doubtful Accounts	Discounts on Present Value	Carrying Value
Trade accounts and notes receivable	₩ 1,345,860	₩ (14,273)	₩ -	₩ 1,331,587
Other accounts and notes receivable	943,125	(5,467)	-	937,658

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of September 30, 2005 and December 31, 2004, are as follows.

(in millions of Korean won)	2005	2004
Export accounts and notes receivable with recourse	₩ 4,291,174	₩ 3,406,629
Export accounts and notes receivable without recourse	44,785	44,924
Trade notes receivable with recourse	-	3,130
Trade accounts receivable with recourse	2,763	67,157
Trade accounts receivable without recourse	24,727	17,216
	₩ 4,363,449	₩ 3,539,056

6. Inventories

Inventories, net of valuation losses, as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004
Finished goods and merchandise	₩	454,356	₩	546,552
Semi-finished goods and work-in-process		1,307,315		1,461,271
Raw materials and supplies		1,093,625		1,047,387
Materials-in-transit		110,751		99,108
	₩	2,966,047	₩	3,154,318

As of September 30, 2005, losses on valuation of inventories, where net realizable value is below cost, amounted to ₩141,197 million (December 31, 2004: ₩55,061 million).

7. Lease Receivables

Future lease receivables under the lease agreement as of September 30, 2005, are as follows:

(in millions of Korean won)

Period		Amount
From October 1, 2005 to September 30, 2006	₩	97,349
From October 1, 2006 to September 30, 2007		84,652
From October 1, 2007 to September 30, 2008		78,654
From October 1, 2008 to September 30, 2009		72,654
From October 1, 2009 to September 30, 2010		34,642
		367,951
Less: Portion representing interest		(83,433)
	₩	284,518

8. Property, Plant and Equipment

Changes in property, plant and equipment for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

	2005					
(in millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-in-progress**	**Tools and Vehicles**	**Total**
Balance as of January 1, 2005	₩ 2,058,816	₩ 4,128,235	₩ 11,354,149	₩ 1,422,097	₩ 764,510	₩ 19,727,807
Acquisition	5,112	16,032	206,041	6,679,243	664,223	7,570,651
Depreciation	-	(213,420)	(3,300,895)	-	(156,421)	(3,670,736)
Disposal	(4,211)	(17,921)	(75,689)	-	(7,593)	(105,414)
Transfer	515,364	909,456	4,973,295	(6,107,775)	(290,340)	-
Others	-	184	(3,805)	(47,266)	928	(49,959)
Balance as of September 30, 2005	₩ 2,575,081	₩ 4,822,566	₩ 13,153,096	₩ 1,946,299	₩ 975,307	₩ 23,472,349

	2004					
(in millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-in-progress**	**Tools and Vehicles**	**Total**
Balance as of January 1, 2004	₩ 1,942,063	₩ 3,554,787	₩ 9,677,538	₩ 1,335,104	₩ 679,712	₩ 17,189,204
Acquisition	355	16,855	223,540	5,664,833	73,214	5,978,797
Depreciation	-	(165,667)	(2,942,926)	-	(139,678)	(3,248,271)
Disposal	(31,311)	(176,687)	(121,876)	-	(4,779)	(334,653)
Transfer	14,129	711,430	3,653,774	(4,457,847)	78,514	-
Others	-	(4,450)	9,551	(54,169)	(1,717)	(50,785)
Balance as of September 30, 2004	₩ 1,925,236	₩ 3,936,268	₩ 10,499,601	₩ 2,487,921	₩ 685,266	₩ 19,534,292

Changes in property, plant and equipment for the three-month periods ended September 30, 2005 and 2004, consist of the following:

	2005					
(in millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-in-progress**	**Tools and Vehicles**	**Total**
Balance as of July 1, 2005	₩ 2,563,701	₩ 4,435,250	₩ 13,208,748	₩ 1,317,833	₩ 769,666	₩ 22,295,198
Acquisition	1,389	15,417	93,886	2,024,596	338,967	2,474,255
Depreciation	-	(75,754)	(1,134,320)	-	(52,771)	(1,262,845)
Disposal	(1,290)	(331)	(18,499)	-	(1,785)	(21,905)
Transfer	11,281	447,778	1,005,625	(1,385,892)	(78,792)	-
Others	-	206	(2,344)	(10,238)	22	(12,354)
Balance as of September 30, 2005	₩ 2,575,081	₩ 4,822,566	₩ 13,153,096	₩ 1,946,299	₩ 975,307	₩ 23,472,349

	2004					
(in millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-in-progress**	**Tools and Vehicles**	**Total**
Balance as of July 1, 2004	₩ 1,916,798	₩ 3,469,966	₩ 9,782,294	₩ 3,364,331	₩ 668,055	₩ 19,201,444
Acquisition	84	1,934	55,417	1,441,581	21,278	1,520,294
Depreciation	-	(58,152)	(1,002,569)	-	(47,098)	(1,107,819)
Disposal	(4,885)	(7,161)	(52,382)	-	(1,367)	(65,795)
Transfer	13,239	529,684	1,706,010	(2,294,089)	45,156	-
Others	-	(3)	10,831	(23,902)	(758)	(13,832)
Balance as of September 30, 2004	₩ 1,925,236	₩ 3,936,268	₩ 10,499,601	₩ 2,487,921	₩ 685,266	₩ 19,534,292

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of September 30, 2005 and December 31, 2004, consist of the following:

		2005			2004
(in millions of Korean won)	Detail	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value	Recorded Book Value
Fair-value investments	(1)	₩ 320,854	₩ 718,580	₩ 718,580	₩ 348,028
Cost-method investments	(2)	159,972	113,821	109,803	111,833
Government and public bonds		2,647	2,408	2,408	2,973
Funds		163	163	163	363
		₩ 483,636	₩ 834,972	₩ 830,954	₩ 463,197

(1) Fair-value investments

Fair-value investments as of September 30, 2005 and December 31, 2004, consist of the following:

	2005			2004
(in millions of Korean won)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	₩ 258,299	₩ 618,270	₩ 618,270	₩ 262,765
Samsung Fine Chemicals Co., Ltd.	45,678	57,696	57,696	38,536
The Shilla Hotels & Resorts	13,957	18,624	18,624	12,570
Cheil Communications Inc.	2,920	23,990	23,990	18,052
Dacom Corporation	-	-	-	1,816
Hanaro Telecom, Inc.	-	-	-	14,289
	₩ 320,854	₩ 718,580	₩ 718,580	₩ 348,028

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded in a separate component of shareholders' equity as other capital adjustments.

(2) Cost-method investments

Cost-method investments as of September 30, 2005 and December 31, 2004, consist of the following:

	2005			2004
(in millions of Korean won)	**Acquisition Cost**	**Net Book Value**	**Recorded Book Value**	**Recorded Book Value**
Samsung Petrochemical Co.	₩ 8,040	₩ 38,344	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	19,143	27,822	19,143	19,143
Kihyup Technology Banking Corporation	5,000	5,708	5,000	5,000
Pusan Newport Co., Ltd.	5,676	5,315	5,676	5,676
Samsung Venture Investment Corporation	4,900	5,611	4,900	4,900
Bluebird Soft Inc.	10,199	2,815	2,441	2,441
iMarketKorea Inc.	1,900	4,380	1,900	1,900
Cyberbank, Co.	8,000	152	777	777
SkyLife Broadcasting	3,344	366	3,344	3,344
TU Media Corp.	9,100	5,660	9,100	9,100
Samsung SDI Brasil Ltd.	3,110	124	97	97
Symbian Ltd.	31,839	3,676	31,839	31,839
Beijing T3G Technology Co., Ltd.	7,732	3,387	7,732	6,327
Samsung Semiconductor China R&D., Ltd.	1,794	691	1,794	1,794
Others	40,195	9,770	8,020	11,455
	₩ 159,972	₩ 113,821	₩ 109,803	₩ 111,833

As of September 30, 2005, the Company's investments in Pusan Newport Co., Ltd. were pledged as collateral in connection with the investee's debt.

10. Equity-Method Investments

Changes in equity-method investments for the nine-month period ended September 30, 2005 and year ended December 31, 2004, consist of the following:

(in millions of Korean won, except for the percentage of ownership)

			2005			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Earnings from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung Card Co., Ltd.	46.85	₩1,649,413	₩ 750,327	₩ (636,232)	₩ 614,536	₩ 728,631
Samsung SDI Co., Ltd.	19.68	423,722	824,324	43,243	8,157	875,724
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	368,342	(8,629)	17,522	377,235
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	491,897	45,108	-	537,005
Samsung Corning Co., Ltd.	45.29	94,263	360,281	(53,914)	(43,764)	262,603
Samsung Electronics America, Inc.	100.00	752,109	407,747	(60,471)	(4,205)	343,071
Samsung Electronics (UK) Ltd. (formerly Samsung Europe PLC.)	100.00	187,907	224,941	6,847	(24,857)	206,931
Samsung Techwin Co., Ltd	25.46	211,726	163,546	16,051	(4,554)	175,043
Samsung Corning Precision Glass Co., Ltd	41.85	116,140	450,584	215,783	(92,077)	574,290
Samsung Japan Corp.	50.96	54,024	42,780	24,678	(12,582)	54,876
Samsung (China) Investment Co., Ltd.	100.00	61,023	159,968	15,441	(3,902)	171,507
Bluetek Co., Ltd	100.00	29,993	98,907	5,325	1,250	105,482
Samsung Electronics Hungarian RT Co., Ltd.	100.00	48,397	183,281	17,313	(27,222)	173,372
Samsung Asia Private, Ltd.	70.00	20,454	184,863	48	1,777	186,688
Samsung Thales Co., Ltd.	50.00	135,000	88,578	11,592	-	100,170
Samsung Electronics Latin America Panama (Zona Libre), S.A.	100.00	43,842	68,842	5,221	9,792	83,855
Samsung SDS Co., Ltd.	21.27	12,753	50,260	18,898	(145)	69,013
TSST Japan Corp.	49.00	150,451	107,896	(50,207)	1,534	59,223
S-LCD Corp.	50.00	1,050,000	1,020,781	(135,604)	(12)	885,165
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	128,004	3,855	2,987	134,846
Others		1,794,242	2,177,062	201,014	(11,968)	2,366,108
		₩7,532,755	₩8,353,211	₩ (314,640)	₩ 432,267	₩ 8,470,838

(in millions of Korean won, except for the percentage of ownership)

	Percentage of Ownership (%)	Acquisition Cost	2004 Balance at Beginning of Year	Earnings from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Card Co.,Ltd.	46.04	₩1,091,764	₩ 509,231	₩ (786,627)	₩1,027,723	₩ 750,327
Samsung SDI Co.,Ltd.	19.68	423,722	746,303	166,603	(88,582)	824,324
Samsung Capital Co., Ltd.	-	-	450,220	-	(450,220)	-
Samsung Electro-Mechanics Co.,Ltd.	22.80	359,237	382,937	17,971	(32,566)	368,342
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	480,188	11,709	-	491,897
Samsung Corning Co., Ltd.	45.29	94,263	338,039	44,289	(22,047)	360,281
Samsung Electronics America, Inc.	100.00	752,109	280,557	231,642	(104,452)	407,747
Samsung Europe PLC	100.00	179,627	197,389	38,232	(19,653)	215,968
Samsung Techwin Co., Ltd	25.46	211,726	168,345	(6,675)	1,876	163,546
Samsung Corning Precision Glass Co., Ltd	41.85	116,140	283,761	237,971	(71,148)	450,584
Samsung Japan Corp.	50.96	54,024	51,812	8,443	(17,475)	42,780
Samsung (China) Investment Co., Ltd.	100.00	61,023	118,319	57,407	(15,758)	159,968
Bluetek Co., Ltd	100.00	29,993	103,811	25,161	(30,065)	98,907
Samsung Electronics Hungarian RT Co., Ltd.	100.00	48,397	142,042	41,360	(121)	183,281
Samsung Asia Private, Ltd.	70.00	20,454	174,809	30,839	(20,785)	184,863
Samsung Thales Co., Ltd.	50.00	135,000	60,274	28,304	-	88,578
Samsung Electronics Latin America Panama (Zona Libre), S.A.	100.00	43,842	66,613	6,150	(3,921)	68,842
Samsung SDS Co., Ltd.	21.27	12,753	38,423	14,626	(2,789)	50,260
TSST Japan Corp.	49.00	150,451	-	(41,766)	149,662	107,896
S-LCD Corp.	50.00	1,050,000	-	(29,219)	1,050,000	1,020,781
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	74,350	7,729	45,925	128,004
Others		1,637,923	1,943,209	472,774	(229,948)	2,186,035
		₩6,810,507	₩6,610,632	₩ 576,923	₩1,165,656	₩8,353,211

Financial information of significant investee companies for the nine-month period ended September 30, 2005 and year ended December 31, 2004, follows:

	2005			
(in millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
Samsung Card Co.,Ltd.	₩ 12,440,181	₩ 11,141,443	₩ 1,830,559	₩ (1,370,088)
Samsung SDI Co.,Ltd.	5,715,560	1,203,485	4,100,777	157,913
Samsung Electro-Mechanics Co., Ltd.	2,849,728	1,176,534	1,620,651	(51,716)
Samsung Kwangju Electronics Co., Ltd.	790,967	215,295	1,784,005	48,909
Samsung Corning Co., Ltd.	752,425	171,581	469,610	(135,553)
Samsung Electronics America, Inc.	1,714,417	1,358,209	5,946,837	(70,583)
Samsung Electronics (UK) Ltd. (formerly Samsung Europe PLC.)	813,521	588,334	1,772,491	9,260
Samsung Techwin Co., Ltd.	1,687,641	992,575	1,652,761	60,757
Samsung Corning Precision Glass Co., Ltd.	1,823,841	416,868	1,189,580	549,233
Samsung Japan Corp.	1,660,401	1,430,209	6,647,624	23,073
Samsung (China) Investment Co., Ltd.	307,263	114,767	729,031	21,281
Bluetek Co., Ltd.	157,763	37,277	120,748	11,254
Samsung Electronics Hungarian RT Co., Ltd.	477,294	294,839	582,928	21,394
Samsung Asia Private, Ltd.	1,539,247	1,247,733	4,392,610	48,270
Samsung Thales Co., Ltd.	348,691	147,633	338,121	18,607
Samsung Electronics Latin America Panama (Zona Libre), S.A.	182,075	97,417	212,898	5,826
Samsung SDS Co., Ltd.	805,455	374,069	1,317,941	99,203
TSST Japan Corp.	368,784	346,373	1,097,070	(80,290)
S-LCD Corp.	2,764,151	920,506	916,557	(230,828)
Samsung Electronics Suzhou LCD Co., Ltd.	149,736	12,609	43,981	8,545

	2004			
(in millions of Korean won)	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung Card Co.,Ltd.	₩ 15,008,073	₩ 13,603,880	₩ 3,008,426	₩ (1,104,413)
Samsung SDI Co.,Ltd.	5,659,444	1,352,299	6,121,777	743,891
Samsung Electro-Mechanics Co., Ltd.	2,588,966	971,431	2,687,444	68,872
Samsung Kwangju Electronics Co., Ltd.	776,176	249,413	1,397,754	15,491
Samsung Corning Co., Ltd.	1,032,307	218,220	795,637	108,352
Samsung Electronics America, Inc.	1,465,764	1,034,768	8,973,992	228,882
Samsung Europe PLC.	275,909	59,314	426,654	32,478
Samsung Techwin Co., Ltd.	1,767,111	1,120,363	1,730,653	20,380
Samsung Corning Precision Glass Co., Ltd.	1,634,358	556,618	1,254,511	599,021
Samsung Japan Corp.	1,697,741	1,465,933	10,288,172	32,504
Samsung (China) Investment Co., Ltd.	232,156	58,207	1,069,912	77,795
Bluetek Co., Ltd.	169,539	62,201	251,459	28,358
Samsung Electronics Hungarian RT Co., Ltd.	465,009	276,726	904,718	38,862
Samsung Asia Private, Ltd.	1,077,409	771,969	5,041,219	69,762
Samsung Thales Co., Ltd.	385,628	203,176	409,299	(5,164)
Samsung Electronics Latin America Panama (Zona Libre), S.A.	146,629	77,570	255,771	5,726
Samsung SDS Co., Ltd.	787,203	455,209	1,770,414	79,115
TSST Japan Corp.	521,823	421,689	1,259,872	(62,181)
S-LCD Corp.	2,702,630	628,132	-	(25,503)
Samsung Electronics Suzhou LCD Co., Ltd.	342,722	210,594	1,608,971	9,382

Market value information of investee companies as of September 30, 2005 and December 31, 2004, follows:

	2005		2004	
(in millions of Korean won)	**Market Value**	**Recorded Book Value**	**Market Value**	**Recorded Book Value**
Samsung SDI Co.,Ltd.	₩ 1,007,179	₩ 875,724	₩ 1,048,951	₩ 824,324
Samsung Electro-Mechanics Co.,Ltd.	522,831	377,235	460,020	368,342
Samsung Techwin Co., Ltd	265,638	175,043	157,618	163,546

11. Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

	2005			
(in millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance as of January 1, 2005	₩ 3,673	₩ 211,842	₩ 183,861	₩ 399,376
Acquisition during the period[1]	-	57,139	71,590	128,729
Disposal	-	(60)	(171)	(231)
Amortization	(1,617)	(37,742)	(40,718)	(80,077)
Balance as of September 30, 2005	₩ 2,056	₩ 231,179	₩ 214,562	₩ 447,797

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

	2004			
(in millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance as of January 1, 2004	₩ 4,300	₩ 208,789	₩ 120,044	₩ 333,133
Acquisition during the period[1]	1,781	40,836	57,521	100,138
Disposal	-	(3)	(35)	(38)
Amortization	(1,769)	(34,549)	(27,182)	(63,500)
Balance as of September 30, 2004	₩ 4,312	₩ 215,073	₩ 150,348	₩ 369,733

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

Changes in intangible assets for the three-month periods ended September 30, 2005 and 2004, consist of the following:

	2005			
(in millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance as of July 1, 2005	₩ 2,395	₩ 227,408	₩ 205,258	₩ 435,061
Acquisition during the period[1]	-	16,646	23,865	40,511
Disposal	-	(13)	(10)	(23)
Amortization	(339)	(12,862)	(14,551)	(27,752)
Balance as of September 30, 2005	₩ 2,056	₩ 231,179	₩ 214,562	₩ 447,797

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

	2004			
(in millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance as of July 1, 2004	₩ 4,951	₩ 211,181	₩ 138,813	₩ 354,945
Acquisition during the period[1]	-	15,662	21,495	37,157
Disposal	-	-	(22)	(22)
Amortization	(639)	(11,770)	(9,938)	(22,347)
Balance as of September 30, 2004	₩ 4,312	₩ 215,073	₩ 150,348	₩ 369,733

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

12. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	**2005**	**2004**
Long-term financial instruments	₩ 56	₩ 57
Long-term trade receivables, net	5,545	1,884
Long-term loans receivable, net	95,237	71,715
Long-term guarantee deposits	422,112	337,492
Long-term prepaid expenses	506,232	191,279
	₩ 1,029,182	₩ 602,427

13. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Due Date	2005	2004
US$ denominated straight bonds	October 1, 2027	₩ 103,800	₩ 104,380
Less: Discounts		(5,768)	(5,835)
		₩ 98,032	₩ 98,545

(A) US$ denominated straight bonds
On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayment to be made annually for 20 years after a ten-year grace period which began on the date of issuance.

(B) Maturities of foreign currency notes and bonds, outstanding as of September 30, 2005, are as follows:

(in millions of Korean won)

Period Ending September 30	Foreign Currency Notes and Bonds
2009	₩ 5,190
2010	5,190
Thereafter	93,420
	₩ 103,800

14. Commitments and Contingencies

As of September 30, 2005, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩8,512 million and US$899,411 thousand.

As of September 30, 2005, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a maximum limit of ₩195,000 million.

As of September 30, 2005, the Company has an agreement to discount trade notes receivable with three Korean banks, including Korea First Bank, up to ₩150,000 million, and a credit sales facility agreement with five Korean banks, including Woori Bank, and a factoring agreement for accounts receivable with Korea Exchange Bank, up to ₩150,000 million. In addition, the Company also has collateral loan agreements on accounts receivable with four banks, including Woori Bank, up to ₩1,000,000 million.

The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI shall be sold by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company could not presently be determined.

As of September 30, 2005, the Company has been named as the defendant in eight legal actions filed by Matsushita Electric Industrial Co., Ltd. International Rectifier Corporation, Commissariat A L'Energie Atomique, ITT Manufacturing Inc., 02 Micro International Limited, St.Clair Intellectual Property Consultants, Inc., Tadahiro Ohmi, and Rambus Inc. for patent infringements, and as a plaintiff in four legal actions against Quanta Computer, Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, and Rambus Inc. for alleged patent infringements, and two legal actions as the defendant against official committee of unsecured creditors of SONICblue Inc. and Getronics wang., LLC. for collection of payment, and others.

Considering the legal cases mentioned above and various other claims and proceedings pending as of September 30, 2005, the Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

15. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock and are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. The debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock were retired during the years ended December 31, 2003 and 2004, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of September 30, 2005, outstanding global depositary receipts consist of 28,700,708 shares for common stock (common stock equivalent: 14,350,354 shares) and 8,357,206 shares for non-voting preferred stock (preferred stock equivalent: 4,178,603 shares).

As of September 30, 2005, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

16. Retained Earnings

Retained earnings as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004
Appropriated				
Legal reserve [1]	₩	450,789	₩	447,789
Reserve for business rationalization		6,512,101		5,512,101
Reserve for improvement of financial structure [2]		204,815		204,815
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		14,936,458		10,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		1,350,000		800,000
Reserve for capital expenditure		5,504,656		4,859,891
		29,802,300		23,604,535
Unappropriated		5,000,197		6,970,506
	₩	34,802,497	₩	30,575,041

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

17. Dividend Information

The Company paid a 10% cash dividend amounting to ₩76,652 million to shareholders of common and preferred stocks as an interim dividends for the nine-month period ended June 30, 2005.

Dividends for the nine-month periods ended September 30, 2005 and 2004, are calculated as follows:

(in millions of Korean won except for par value)

	Type of share	2005	2004
Number of shares	Common shares	132,435,367 shares	137,274,021 shares
	Preferred shares	20,868,071 shares	20,953,734 shares
Par value		₩ 5,000	₩ 5,000
Dividend ratio		10 %	100 %
Cash dividends	Common shares	₩ 66,218	₩ 686,370
	Preferred shares	10,434	104,769
		₩ 76,652	₩ 791,139

18. Treasury Stock

As of September 30, 2005, the Company holds 17,127,339 shares of its own common stock and 2,179,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment.

19. Other Capital Adjustments

Other capital adjustments as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005	2004
Gain on valuation of available-for-sale securities	₩ 294,858	₩ 30,134
Loss on valuation of available-for-sale securities	(4,113)	(26,514)
Gain on valuation of investments using the equity method	700,078	99,915
Loss on valuation of investments using the equity method	(643,159)	-
Stock option compensation	660,871	692,292
	₩ 1,008,535	₩ 795,827

20. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted follows:

	Date of the Grant						
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**
Quantity (after reflecting forfeitures and exercises)	1,169,530	1,979,867	766,562	105,158	322,191	565,554	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock merger.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions:

	Date of the Grant						
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%

The compensation expense related to stock options amounted to ₩45,110 million for the nine-month period ended September 30, 2005, and is estimated to be ₩30,940 million for the periods thereafter.

21. Income Tax Expense

Income tax expenses for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

(in millions of Korean won)		2005		2004
Current income taxes	₩	1,022,780	₩	1,889,641
Deferred income taxes		(115,829)		414,604
Items charged directly to shareholders' equity		(8,266)		(18,183)
Income tax expense	₩	898,685	₩	2,286,062

The reconciliations between income before income taxes and taxable income for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean won)		2005		2004
Income before income taxes	₩	5,975,504	₩	11,247,464
Add (deduct):				
Increase due to permanent differences		50,750		135,554
Decrease due to temporary differences		(97,530)		(512,416)
Taxable income	₩	5,928,724	₩	10,870,602

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of September 30, 2005, are as follows:

(in millions of Korean won)	**Current**	**Non-Current**
Special reserves appropriated for tax purposes	₩ -	₩ (571,706)
Deferred foreign exchange losses	-	7,586
Earnings from equity-method investments	-	(287,893)
Depreciation	-	(166,140)
Capitalized interest expense	-	(40,218)
Loss on impairment of investments	-	17,001
Accrued interest income	(55,675)	-
Accrued expenses	354,224	-
Deferred tax relating to items charged to equity	(973)	(109,310)
Tax credit carryforwards	826,030	-
Others	1,101	11,536
	₩ 1,124,707	₩ (1,139,144)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a ₩411,737 million temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revalued land within five years.

The Company did not recognize the income tax effect of a temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows such as proceeds from the disposal of, or receipts of dividends from, the investments using the equity method within five years.

In accordance with the SKFAS No. 16, *Deferred Income Taxes*, the Company changed its accounting policy for the tax effects of temporary differences which were directly charged to shareholders' equity. As a result of this change, the amounts of capital adjustments were lower by ₩110,283 million and liabilities higher by ₩110,283 million, from the ones that would have been reported using the previous accounting principle.

22. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the nine-month periods ended September 30, 2005 and 2004, are calculated as follows:

(in millions, except per share and number of share amounts)	2005	2004
Net income as reported on the statements of income	₩ 5,076,819	₩ 8,961,402
Adjustments:		
Dividends for preferred stock	(88,553)	(184,131)
Undeclared participating preferred stock dividend	(607,324)	(1,005,533)
Net income available for common stock	4,380,942	7,771,738
Weighted-average number of common shares outstanding	132,560,381	138,376,164
Earnings per share	₩ 33,049	₩ 56,164

Diluted earnings per share for the nine-month periods ended September 30, 2005 and 2004, are calculated as follows:

(in millions, except per share and number of share amounts)	2005	2004
Net income available for common stock	₩ 4,380,942	₩ 7,771,738
Adjustment:		
Compensation expense for stock options	2,437	8,284
Net income available for common stock and common equivalent shares	4,383,379	7,780,022
Weighted-average number of shares of common stock and common equivalent shares outstanding	134,786,250	140,722,942
Diluted earnings per share	₩ 32,521	₩ 55,286

23. Related Party Transactions

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2005 and 2004, and the related account balances outstanding as of September 30, 2005 and December 31, 2004, are summarized as follows:

(in millions of Korean won)	Sales [1]	Purchases [1]	Receivables	Payables
Local Company				
Samsung Corporation	₩ 34,423	₩ 1,461,352	₩ 41,572	₩ 720,334
Samsung Kwangju Electronics Co., Ltd.	43,178	1,693,291	1,355	215,790
S-LCD	722,883	519,963	443,974	149,155
Seoul Commtech Co., Ltd	5,124	100,738	1,693	26,016
Samsung Electronics Service Co., Ltd.	149,872	190,747	74,197	58,268
Living Plaza	612,092	3,854	16,312	7,663
i Market Korea Inc.	36,106	200,477	20,680	85,267
Bluetek Co., Ltd.	2,031	79,028	4	17,410
Samsung Electronics Logitech Co., Ltd.	861	563,517	120	44,988
Samsung SDI Co., Ltd.	185,205	1,235,250	29,703	213,346
Samsung Electro-Mechanics Co., Ltd.	20,049	738,142	10,882	90,840
Samsung Heavy Industries Co., Ltd.	5,322	113,599	8,540	60,866
Samsung Everland	741	153,652	211,826	32,502
Samsung SDS Co., Ltd.	27,829	434,720	9,967	116,628
Samsung Corning Precision Glass Co., Ltd.	766	406,584	2,022	33,177
Cheil Communications Inc.	2,034	199,767	665	142,115
Samsung Networks Inc.	5,355	70,442	1,604	16,966
Samsung Techwin Co., Ltd.	20,228	362,200	12,373	65,216
Other local companies	55,566	765,812	63,455	145,465
2005 Total	₩ 1,929,665	₩ 9,293,135	₩ 950,944	₩ 2,242,012
2004 Total	₩ 1,191,497	₩ 8,162,777	₩ 940,170	₩ 1,847,781

(in thousands of U.S. Dollars)	Sales [1]	Purchases [1]	Receivables	Payables
Foreign Company				
Samsung Semiconductor Inc.	$ 4,395,432	$ 8,812	$ 70,997	$ -
Samsung Telecommunications America Inc.	1,371,661	235,201	20,171	146,044
Samsung Japan Co., Ltd.	2,368,944	1,767,577	2,124	209,836
Samsung Electronics Taiwan Co., Ltd.	2,438,349	253,454	19,211	157,791
Samsung Semiconductor Europe GmbH	2,665,723	-	10,645	1
Samsung Electronics Hong Kong Co., Ltd.	1,339,078	728,136	6,119	52,961
Samsung Asia Private Ltd.	2,169,478	516,687	10,237	45,641
Samsung Electronics Overseas B.V.	1,295,736	20,513	14,707	4,425
Samsung Electronics Iberia, S.A.	127,002	550	-	164
Samsung Electronics Europe Logistics B.V.	290,796	4,141	29	950
Tianjin Samsung Telecom Technology Co., Ltd.	1,549,596	11	55,377	-
Samsung Semiconductor Europe Limited	894,452	-	1,797	-
Samsung Electronics France S.A.S	724,080	8,603	9,925	1,562
Samsung Electronics (UK) Ltd. (formerly Samsung Europe PLC.)	1,068,631	191,616	1,066	13,382
Samsung Electronics America Inc.	233,490	912,359	-	72,896
Other foreign companies	7,795,540	849,194	330,182	166,787
2005 Total	$ 30,727,988	$ 5,496,854	$ 552,589	$ 730,440
2004 Total	$ 27,727,843	$ 6,462,918	$ 382,382	$ 607,950

[1] Includes sales and purchases of property, plant and equipment.

As of September 30, 2005, the balance of the Money Market Fund from Samsung Securities Co., Ltd. amounted to ₩608,898 million (December 31, 2004: ₩1,312,462 million).

24. Research and Development Costs

Research and development costs incurred and expensed for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005	2004
Research expenses	₩ 1,637,668	₩ 1,254,864
Ordinary development expenses	2,396,494	2,036,995
	₩ 4,034,162	₩ 3,291,859

25. Segment Information

A summary of financial data by business segment and geographic area as of and for the nine-month periods ended September 30, 2005 and 2004, follows:

	2005 Summary of Business by Segment					
(in millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 4,909,690	₩ 13,871,888	₩ 13,240,117	₩ 6,704,342	₩ 2,636,771	₩ 575,345
Intersegment sales	48,942	5,224	1,314,538	803,811	4,071	82,045
	₩ 4,958,632	₩ 13,877,112	₩ 14,554,655	₩ 7,508,153	₩ 2,640,842	₩ 657,390
Operating profit (loss)	₩ (113,765)	₩ 1,917,705	₩ 3,835,580	₩ 331,980	₩ (28,147)	₩ (18,664)
Property, plant and equipment & Intangible assets	₩ 676,755	₩ 1,268,293	₩ 13,946,498	₩ 5,236,985	₩ 152,458	₩2,639,157
Depreciation & Amortization	₩ 44,384	₩ 154,504	₩ 2,708,460	₩ 726,099	₩ 16,954	₩ 100,412

	2004 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 6,102,674	₩ 14,615,838	₩ 13,447,488	₩ 6,736,277	₩ 2,504,098	₩ 330,652
Intersegment sales	48,449	3,287	1,198,404	1,027,024	5,757	188,261
	₩ 6,151,123	₩ 14,619,125	₩ 14,645,892	₩ 7,763,301	₩ 2,509,855	₩ 518,913
Operating profit (loss)	₩ 102,250	₩ 2,662,800	₩ 5,877,891	₩ 1,877,232	₩ 36,770	₩ (72,683)
Property, plant and equipment & Intangible assets	₩ 256,480	₩ 1,218,263	₩ 10,923,502	₩ 4,478,901	₩ 160,596	₩2,866,283
Depreciation & Amortization	₩ 41,335	₩ 147,317	₩ 2,307,364	₩ 699,261	₩ 21,352	₩ 95,142

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2005	₩ 7,718,919	₩ 17,394,996	₩ 9,824,108	₩ 6,646,062	₩ 354,068
2004	₩ 7,747,739	₩ 17,464,671	₩ 9,432,837	₩ 8,820,801	₩ 270,979

26. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2005 and 2004, are as follows:

(in millions of Korean won)		2005		2004
Write-off of accounts receivable and others	₩	456	₩	1,142
Reclassification of construction-in-progress to other property, plant and equipment accounts		6,592,525		4,411,685
Reclassification of machinery-in-transit to other property, plant and equipment accounts		437,484		46,152
Decrease in retained earnings arising from the retirement of treasury stock		-		3,025,128

See Report of Independent Accountants

SAMSUNG
ELECTRONICS

RECEIVED
2005 DEC 28 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Quarterly Report for the Third Quarter of 2005

Quarterly report pursuant to article 186-3 of the Korea Securities Exchange Act.
For the period between January 1, 2005 and September 30, 2005.

This report outlines corporate overview, business opereation, financial information, audit report, corporate governance, affiliates, stock information, management and employees, and related-party transactions.

□ **Table of Contents**

※ The material information in the quarterly report for Q3'05 is as follows:

▫ Share Buyback and Treasury Stock Disposal

- For the recent three quarters, Samsung Electronics repurchased 3,800,000 common shares and 300,000 preferred shares, and provided 593,147 treasury shares (common shares) to option holders.
- Samsung Electronics holds 17,127,339 common shares and 2,179,693 preferred shares in treasury stock as of Septmeber 30, 2005.

▫ Production Capability

(Unit: thousand)

Business Division	Product	Manufacturing site	FY 2005 (Jan. 1 to Sep. 30, 2005)	FY 2004 (Jan. 1 to Dec. 31, 2004)	FY 2003 (Jan. 1 to Dec. 31, 2003)
			Volume	Volume	Volume
Digital Media	CTV	Suwon	1,294	1,486	2,304
	Monitor	Suwon	425	1,040	1,865
	Desktop PC	Suwon	-	575	1,026
	Note PC	Suwon	-	271	795
	DVD Combo	Suwon	1,495	1,722	1,800
	Laser PRT	Gumi	401	375	887
Telecommunications	HHP	Gumi	56,420	63,910	50,500
Semi-conductor	Memory	Giheung	4,039,000	2,692,000	1,346,000
	LSI	Giheung	1,977,000	2,316,000	1,802,000
	HDD	Gumi	26,526	26,260	18,660
	DVD-W	Suwon	963	2,593	4,344
LCD	TFT-LCD	Giheung, Cheonan	101,000	93,600	38,000
Device Appliance	Air conditioner	Suwon	-	1,159	1,862
	Microwave	Suwon	-	276	1,718
	Washing machine	Suwon	-	877	1,696

- Due to transfer of production lines to SESC and Samsung Gwangju Electronics, production capabilities at Digital Media (D/P and N/P) and Device Appliance are shown as zero on a parent basis.

▫ Sales by Major Product

(Unit: 100 million KRW)

Category		FY 2005 (Jan. 1 to Sep. 30, 2005)	FY 2004 (Jan. 1 to Sep.30, 2004)	FY 2004 (Jan. 1 to Dec. 31, 2004)
CTV	Exports	9,938	9,359	11,781
	Domestic sales	5,219	4,463	5,927
	Total	15,157	13,822	17,708
Monitor	Exports	3,505	7,296	9,244
	Domestic sales	3,052	4,334	5,366
	Total	6,557	11,630	14,610
Computer	Exports	1,052	2,261	3,093
	Domestic sales	8,107	8,344	10,598
	Total	9,159	10,605	13,691
HHP	Exports	112,210	114,647	149,527
	Domestic sales	18,995	23,155	27,966
	Total	131,205	137,802	177,493
System	Exports	4,907	4,448	6,340
	Domestic sales	2,594	3,524	4,925
	Total	7,501	7,972	11,265
Memory	Exports	96,902	96,886	132,576
	Domestic sales	5,492	6,836	8,558
	Total	102,394	103,722	141,134
LCD	Exports	59,487	61,982	79,206
	Domestic sales	7,557	5,381	7,681
	Total	67,044	67,363	86,887
LSI	Exports	13,184	16,713	21,312
	Domestic sales	1,356	1,202	1,499
	Total	14,540	17,915	22,811
Refrigerator	Exports	4,454	4,280	5,731
	Domestic sales	5,047	4,608	7,161
	Total	9,501	8,888	12,892
Microwave	Exports	312	670	806
	Domestic sales	230	230	320
	Total	542	900	1,126
HDD	Exports	12,680	8,383	11,189
	Domestic sales	1,160	1,084	1,394
	Total	13,840	9,467	12,583

▫ R&D Expense

(Unit: million KRW)

Category		FY 2005 (Jan. 1 to Sep. 30, 2005)	FY 2004 (Jan. 1 to Dec. 31, 2004)	FY 2003 (Jan. 1 to Dec. 31, 2003)
Material cost		345,296	382,613	228,919
Labor cost		673,840	901,937	614,703
Depreciation cost		122,992	147,543	127,886
Outsourcing cost		269,030	767,615	559,798
Others		2,623,004	2,590,181	1,998,126
Total R&D expense		4,034,162	4,789,889	3,529,433
Accounting breakdown	SG&A	2,336,054	2,687,418	2,017,298
	COGS	1,698,108	2,102,471	1,512,135
	R&D expense (intangible assets)	-	-	-
Total R&D expense/sales ratio (total R&D expense ÷ sales x 100)		9.6%	8.3%	8.1%

SAMSUNG
삼성전자

RECEIVED
2005 DEC 28 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

70

제 37 기

분 기 보 고 서

2005년 1월 1일부터
2005년 9월 30일까지

삼성전자주식회사

SAMSUNG
삼성전자

70

제 37 기

분 기 보 고 서

2005년 1월 1일부터
2005년 9월 30일까지

삼성전자주식회사

분 기 보 고 서

(제 37 기 3분기)

사업연도	2005년 01월 01일	부터
	2005년 09월 30일	까지

금융감독위원회 귀중
한국증권거래소

증권거래법 제186조의3의 규정에 의하여 분기보고서를 제출합니다.

2005년 11월 14일

회 사 명 : 삼성전자주식회사
대 표 이 사 : 윤 종 용 (인)
본점소재지 : 경기도 수원시 영통구 매탄3동 416번지
(전화번호) 031-200-1114
작성책임자 : (직책) 재경팀장 부사장 (성명) 최 외 홍 (인)
(전화번호) 02-727-7438

목 차

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2005. 11. 14

삼성전자 주식회사

대표이사 윤 종 용 (서명)

신고업무담당이사 최 도 석 (서명)

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2005. 11. 14

삼성전자 주식회사

대표이사 윤 종 용 (서명)

신고업무담당이사 최 도 석

대표이사등의 확인· 서명

I. 회사의 개황

1. 회사의 목적

가. 회사가 영위하는 목적사업

목 적 사 업	비 고
1. 전자전기기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대,서비스업 2. 통신기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대, 서비스업 3. 의료기기의 제작 및 판매업 4. 광디스크 및 광원응용기계기구와 그 부품의 제작, 판매, 서비스업 5. 광섬유, 케이블 및 관련기기의 제조, 판매, 임대, 서비스업 6. 전자계산조직 및 동 관련제품의 제조, 판매, 수금대행 및 임대, 서비스업 7. 저작물, 컴퓨터프로그램 등의 제작, 판매, 임대업 8. 노우하우 기술의 판매, 임대업 9. 정보통신시스템에 관련된 구성 및 운영과 역무의 제공 10. 자동제어기기 및 응용설비의 제작, 판매, 임대, 서비스업 11. 공작기계 및 부품의 제작, 판매, 임대, 서비스업 12. 계량기, 측정기 등의 교정검사업 및 제작, 판매업 13. 반도체 및 관련제품의 제조, 판매업 14. 반도체 제조장치의 제조, 판매업 15. 반도체제조를 위한 원부자재의 제조, 판매업 16. 전 각항의 기술용역, 정보통신공사업 및 전기공사업 17. 기타 기계기구의 제작 및 판매업 18. 합성수지의 제조, 가공 및 판매업 19. 금을 제외한 금속의 제련가공 및 판매업 20. 수출입업 및 동 대행업 21. 경제성식물의 재배 및 판매업 22. 부동산업 23. 물품매도 확약서 발행업 24. 주택사업 임대 및 분양 25. 운동, 경기 및 기타 관련사업 26. 전동기, 발전기 및 전기변환장치 제조업 27. 전기공급 및 제어장치 제조업 28. 교육 서비스업 및 사업관련 서비스업 29. 각항에 관련된 부대사업 및 투자	

나. 자회사가 영위하는 목적사업

- 해당사항 없음

다. 향후 추진하고자 하는 사업

- 분기보고서 제출일 현재 이사회 및 주주총회 결의 등을 통하여 향후 추진하기로 결정된 사업은 없음.

2. 회사의 연혁

가. 당해 회사의 연혁

(1) 설립 이후의 변동상황

1969.01.13	삼성전자공업주식회사 설립
1975.06.11	기업공개
1978.07.28	SEA(미국현지판매법인) 설립
1982.09.13	포루투칼 현지법인 CTV 공장 생산 개시
1983.12.27	SII(미국현지생산법인) 설립
1984.12.04	SII(미국현지생산법인) 공장 준공
1985.12.19	국내 제 1호 해외전환사채 발행
1987.01.05	주권병합(액면가 5,000원)
1987.10.01	SEMUK(영국현지생산법인) 공장 준공
1988.05.18	미국 마이크로파이브사(MFC)인수
1988.10.01	프랑스 빠이오사와 합작회사(SEF) 설립
1988.10.17	태국 합작회사(THAI - SAMSUNG CO.) 설립
1988.10.21	SAMEX(멕시코현지생산법인) 공장 준공
1989.03.14	SMI(인도네시아생산법인) 설립
1989.03.24	SETAS(터어키합작생산법인) 설립
1989.05.30	헝가리에 국내 최초 현지공장 설립 계약
1989.06.20	컴퓨터사업부문 별도 부문으로 독립
1990.06.15	SEH(헝가리 현지생산법인)공장 준공
1990.06.19	SESA(스페인 현지생산법인) 공장 준공
1990.12.21	SEMA(말레이지아 현지생산법인) 공장 준공
1991.04.19	소련 전자교환기 합작공장설립 계약
1992.10.29	국내 민간업체 최초로 양키본드 발행
1992.12.05	전사 통합경영 체제로 조직개편
1993.05.03	반도체 분야의 세계적인 기업 미국의 HMS사 인수
1993.06.03	16M DRAM 반도체 양산공장 준공

1994.01.05	포루투칼에 반도체 합작공장 설립
1994.03.01	중국 첸진에 CTV 공장 설립
1994.08.02	광주 하남공단 착공
1995.01.05	미 IGT사(ATM 전문회사) 인수
1995.02.28	미 AST사(컴퓨터제조업체)지분 40.25%인수
1995.09.22	1억 8천 9백만불 FRN 발행
1995.11.02	1억 5천만불 DR 발행
1996.05.03	광주 제 2공장 착공
1997.02.15	인텔사, 오스틴 반도체 공장에 지분 10% 참여
1998.06.10	반도체 장비 부품제조업체 IPC사(미Long's사와 합작) 설립
1999.01.21	인텔사, 삼성전자에 1억불 투자
1999.04.09	반도체 장비 합작사 설립(회사명 : B.M.A)
1999.07.30	애플사, 삼성전자에 1억불 투자
2000.02.08	전략시스템사업부문 삼성톰슨CSF에 양도
2000.05.03	세계최대 전자상거래 회사 ehitex.com설립 공동참여
2001.01.15	TFT-LCD 3년 연속 세계1위
2001.01.19	휴대폰생산 5천만대 돌파
2001.02.19	세계 첫 0.13 미크론 8M 저전력S램 개발
2001.03.22	삼성전자- DELL사 전략적 제휴체결
2001.04.04	플립칩 패키지 기술 국산화 성공
2001.06.26	최고권위 IDEA 디자인전에서 최다수상
2001.07.18	삼성전자-AOL 타임워너 전략적 제휴 체결
2001.08.14	전세계 해외법인 ERP시스템 구축 완료
2001.08.22	세계 최대 40인치 TFT-LCD 개발
2001.09.21	삼성 휴대폰, 전세계 GSM 규격 공인 취득
2001.11.12	중국 CDMA 시범망 공급업체 선정
2001.12.04	삼성전자 브랜드가치 국내 1위(8조 8천억)
2001.12.20	디지털 이노베이션 대상(국무총리상) 수상
2002.02.22	모니터用 19인치 TFT-LCD 양산
2002.02.26	업계 첫 12인치 256메가 양산 출하
2002.03.19	512M DDR D램, 업계최초 인텔社 인증 획득
2002.04.12	PDA용 고성능 CPU 개발

2002.06.05	70나노급 반도체 신공정 개발
2002.06.16	세계 IT 100대 기업 1위 선정
2002.08.01	MS社와 PDA用 CPU 운영체계 기술제휴
2002.09.17	세계 최초 나노 메모리 상용화
2002.10.17	모바일용 F램 업계 최초 개발
2002.11.01	세계 최소 두께 PDP-TV 출시
2002.11.08	1GHz 램버스 D램 업계 최초 양산
2002.11.21	Asia Award 2002, 주주가치 제고 아시아 최고기업 선정
2002.12.06	PC '미디어센터' 개발 발표
2002.12.27	디지털TV용 세계 최대 54인치 TFT-LCD 개발
2003.01.20	4기가 바이트 DDR 모듈 업계 최초 출시
2003.02.04	시스템 인 패키지 모바일 솔루션 개발
2003.02.05	전자업계 최초로 해외 전법인 거래 자동화 시스템 구축
2003.02.13	The Asset誌, 기업 지배구조 최우수 회사로 선정
2003.02.18	독일 인피니언과 스마트폰용 반도체 솔루션 공동개발
2003.02.25	Fortune誌 선정 전자업계 존경받는 기업 5위 선정
2003.03.05	NAND플래시, 휴대폰 시장에 본격 진출
2003.03.06	TDMA 컬러폰 업계 첫 출시
2003.03.10	CCD 방식 30만화소 카메라폰 출시
2003.03.11	2002년 세계 3위 휴대폰 업체로 부상
2003.04.10	디지털TV, 『自然映像』 DNIe 新技術 발표
2003.05.05	美 오스틴 반도체 공장 대규모 투자 발표
2003.05.28	LCD 7세대라인 규격 확정
2003.06.20	노트PC용 DDR400 모듈 업계 첫 양산
2003.06.26	DHWG (Digital Home Working Group) 이사회 참여
2003.07.03	3세대 휴대폰용 핵심칩 개발
2003.09.05	제 4세대 광기록기술 개발
2003.09.09	세계 최초 환경친화 HDD 개발
2003.09.23	무선인터넷用 SoC 개발
2003.09.24	세계 최초 지상파 DMB 수신기 개발
2003.09.29	세계 최초 70나노 4기가 NAND 플래시 개발
2003.10.21	세계 최초 DAB 방송수신用 홈시어터 출시

(2) 상호의 변경

1984.02.28 삼성전자주식회사로 상호변경

변경사유 : 1984년 2월 28일자 정기주주총회 결의에 의거 상호를
삼성전자공업주식회사에서 삼성전자주식회사로 변경

(3) 합병, 분할(합병), 포괄적 주식교환ㆍ이전, 중요한 영업의 양수ㆍ도 등

결산일로부터 과거 10년 동안 합병, 분할(합병), 포괄적 주식교환ㆍ이전, 및 중요한 영업의 양수ㆍ도에 해당하는 사항 없음

(4) 생산설비의 변동

2005.01.10 메모리 라인 증설
2005.01.10 메모리 기존 라인 Capa 증설 및 Upgrade
2005.02.25 LCD 라인 증설
2005.04.18 시스템LSI라인 Capa 증설
2005.04.18 메모리 기존 라인 Capa 증설 및 Upgrade
2005.06.20 차세대 연구개발라인 확충
2005.07.04 메모리 라인 증설 및 Upgrade
2005.09.05 LCD 라인 증설

※ 상기 생산설비의 변동일자는 생산설비 투자에 대한 경영위원회 결의일임.

(5) 경영활동과 관련된 중요한 사실의 발생

2005.01.04 삼성전자, 세계최대 21인치 TV용 OLED 개발
2005.01.06 세계최초 '음성-문자변환'폰 개발
2005.01.10 세계최초 8칩 MCP 적층기술 개발
2005.01.11 투과형 5인치 플라스틱 TFT-LCD 개발
2005.01.12 세계최초 '연속동작인식'폰 개발
2005.01.14 『純利益 100억불 클럽』 가입
2005.01.25 업계최초 'XDR D램'(eXtreme Data Rate DRAM) 양산
2005.01.31 세계 최소 두께 디지털 슬림 TV 출시
2005.02.13 세계 최초 지상파DMB 노트북PC 출시
2005.02.16 블루블랙폰 '3GSM World Congress 2005'에서

'올해의 최고 제품상' 수상

2005.02.17	세계최초 DDR3 D램 개발
2005.02.17	지상파DMB폰 국내 최초 상용화
2005.02.22	최대용량 2.5Gb 다중칩 본격 양산
2005.03.06	세계 최초 상용화 수준 HSDPA 전용 단말기 및 초고속 HSDPA 시스템 개발 성공
2005.03.07	세계 최대 82인치 TFT-LCD 개발
2005.03.09	세계 최초 7백만 화소폰 개발
2005.03.16	CDMA「DVB-H폰」세계 최초 개발
2005.03.24	FinanceAsia誌로부터 '아시아 최고 경영기업'으로 선정
2005.04.11	세계 최초로 DMB폰 유럽 공급
2005.04.20	4기가 원낸드 개발
2005.04.27	中 TD-SCDMA폰 공개 시연 성공
2005.05.11	업계 최고 1500:1 명암비 LCD모니터 출시
2005.05.27	세계최초 HD급 10000:1 명암비 PDP TV 출시
2005.06.07	세계 최고속 응답속도 모니터 출시
2005.06.09	세계 최초『L-Band 지상파DMB폰』개발
2005.06.13	세계최초『광학3배줌 500만화소폰』출시
2005.06.21	세계 최초 90나노 512Mb GDDR3 양산
2005.07.04	세계최초 700만화소폰 출시
2005.07.06	세계 최초 기능분리형PC 출시
2005.07.14	해외 신용평가도 초일류 수준 A3에서 A1로 두단계 상향
2005.08.04	세계최초 TD-SCDMA 동영상통화 성공
2005.08.23	세계 최대 크기 DLP TV 출시
2005.09.12	세계 최초 50나노 16기가 낸드플래시 개발
2005.09.15	세계 최초 네트워킹 블루레이 레코더 출시
2005.09.29	화성 반도체 단지 제2기 본격투자 개시

나. 회사가 속해 있는 기업집단

(1) 기업집단의 명칭 : 삼성

- 연 혁

· 1938. 3 : 삼성상회(현 삼성물산) 설립
· 1953. 8 : 제일제당 설립
· 1954. 9 : 제일모직 설립
· 1958. 2 : 안국화재(현 삼성화재) 인수
· 1963. 7 : 동방생명(현 삼성생명) 인수
동화백화점(현 신세계백화점) 인수
· 1969. 1 : 삼성전자 설립
· 1970. 1 : 삼성NEC(현 삼성SDI) 설립
· 1972. 7 : 제일합섬 설립
· 1973. 5 : 임피어리얼(현 호텔신라) 설립
· 1973. 8 : 삼성산요파츠(현 삼성전기) 설립
· 1974. 8 : 삼성중공업 설립
· 1977. 8 : 삼성정밀(현 삼성테크윈) 설립
· 1978. 7 : 신원개발(현 삼성물산 건설부문) 인수
· 1992. 9 : 국제증권(현 삼성증권) 인수
· 1994. 7 : 한국비료(현 삼성정밀화학) 인수
· 1995. 3 : 삼성자동차 설립
· 1997. 4 : 제일제당,신세계 계열분리
· 1999. 4 : 중앙일보,보광 계열분리
· 2001. 1 : 삼성자동차 계열제외

- 기업집단의 지배자 : 이 건 희

(2) 기업집단에 소속된 회사

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	45	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	59	

※ 2005년 9월말 현재기준

- 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2005年 4월 1일

② 규제내용 요약

- 상호출자의 금지
- 계열사 채무보증 금지
- 금융· 보험사의 계열사 의결권 제한
- 대규모 내부거래의 이사회 의결 및 공시 등
- 비상장사 중요사항 공시

※ 출자총액의 제한은 2004.7.21 字로 제외

3. 자본금 변동상황

가. 자본금 변동상황

(1) 증자현황

(단위 : 원, 주)

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2002년 01월 08일	전환권행사	보통주	78	5,000	113,351	
2002년 01월 18일	전환권행사	보통주	31,353	5,000	113,351	
2002년 01월 25일	전환권행사	보통주	29,982	5,000	113,351	
2002년 02월 04일	전환권행사	보통주	78	5,000	113,351	
2002년 02월 11일	전환권행사	보통주	51,773	5,000	113,351	
2002년 02월 14일	전환권행사	보통주	54,634	5,000	113,351	
2002년 02월 15일	전환권행사	보통주	49,539	5,000	113,351	
2002년 02월 20일	전환권행사	보통주	6,858	5,000	113,351	
2002년 02월 21일	전환권행사	보통주	3,919	5,000	113,351	
2002년 02월 22일	전환권행사	보통주	21,163	5,000	113,351	
2002년 02월 26일	전환권행사	보통주	3,135	5,000	113,351	
2002년 02월 27일	전환권행사	보통주	43,111	5,000	113,351	
2002년 02월 28일	전환권행사	보통주	5,878	5,000	113,351	
2002년 03월 01일	전환권행사	보통주	7,838	5,000	113,351	
2002년 03월 05일	전환권행사	보통주	9,209	5,000	113,351	
2002년 03월 07일	전환권행사	보통주	49,301	5,000	113,351	
2002년 03월 08일	전환권행사	보통주	83,323	5,000	113,351	
2002년 03월 11일	전환권행사	보통주	2,703	5,000	108,465	
2002년 03월 12일	전환권행사	보통주	2,782	5,000	113,351	
2002년 03월 13일	전환권행사	보통주	25,396	5,000	113,351	
2002년 03월 14일	전환권행사	보통주	39,070	5,000	113,351	
2002년 03월 15일	전환권행사	보통주	27,667	5,000	113,351	
2002년 03월 27일	전환권행사	보통주	54	5,000	108,465	
2002년 04월 12일	전환권행사	보통주	54,072	5,000	108,465	
2002년 04월 19일	전환권행사	보통주	54	5,000	108,465	
2002년 04월 23일	전환권행사	보통주	2,703	5,000	108,465	
2002년 04월 26일	전환권행사	보통주	46,032	5,000	219,050	
2002년 04월 29일	전환권행사	보통주	274	5,000	219,050	
2002년 05월 03일	전환권행사	보통주	54,072	5,000	108,465	
2002년 05월 03일	전환권행사	보통주	5,407	5,000	108,465	
2002년 05월 03일	전환권행사	보통주	24,332	5,000	108,465	
2002년 05월 07일	전환권행사	보통주	5,407	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2002년 05월 08일	전환권행사	보통주	540	5,000	108,465	
2002년 05월 17일	전환권행사	보통주	13,518	5,000	108,465	
2002년 05월 20일	전환권행사	보통주	274	5,000	219,050	
2002년 05월 22일	전환권행사	보통주	24,711	5,000	108,465	
2002년 05월 24일	전환권행사	보통주	54	5,000	108,465	
2002년 05월 28일	전환권행사	보통주	54,072	5,000	108,465	
2002년 06월 03일	전환권행사	보통주	16,221	5,000	108,465	
2002년 06월 14일	전환권행사	보통주	6,049	5,000	219,050	
2002년 06월 17일	전환권행사	보통주	10,814	5,000	108,465	
2002년 06월 26일	전환권행사	보통주	24,332	5,000	108,465	
2002년 07월 02일	전환권행사	보통주	54,996	5,000	219,050	
2002년 07월 02일	전환권행사	보통주	42,622	5,000	219,050	
2002년 07월 09일	전환권행사	보통주	26,398	5,000	219,050	
2002년 07월 10일	전환권행사	보통주	17,653	5,000	219,050	
2002년 07월 12일	전환권행사	보통주	1,759	5,000	219,050	
2002년 07월 15일	전환권행사	보통주	54,996	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	27,498	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	18,148	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	10,999	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	23,373	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	96,244	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	19,248	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	27,498	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	56,646	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	5,499	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	13,749	5,000	219,050	
2002년 12월 13일	전환권행사	보통주	16,659	5,000	260,000	
2002년 12월 24일	전환권행사	보통주	185	5,000	260,000	
2003년 01월 02일	전환권행사	보통주	4,627	5,000	260,000	
2003년 01월 06일	전환권행사	보통주	30,774	5,000	260,000	
2003년 01월 08일	전환권행사	보통주	32,443	5,000	108,465	
2003년 01월 08일	전환권행사	보통주	59,480	5,000	108,465	
2003년 01월 13일	전환권행사	보통주	46,276	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	50,719	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	55,532	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	3,470	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	8,098	5,000	260,000	

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2003년 01월 15일	전환권행사	보통주	32,393	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	49,747	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	231	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	44,425	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	26,377	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	30,080	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	185,107	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	39,335	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	79,017	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	6,941	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	52,755	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	18,510	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	3,008	5,000	260,000	
2003년 01월 22일	전환권행사	보통주	10,814	5,000	108,465	
2003년 01월 23일	전환권행사	보통주	21,629	5,000	108,465	
2003년 02월 13일	전환권행사	보통주	16,870	5,000	108,465	
2003년 04월 30일	전환권행사	보통주	109,226	5,000	108,465	
2003년 08월 26일	전환권행사	보통주	10,814	5,000	108,465	
2003년 09월 03일	전환권행사	보통주	4,325	5,000	108,465	
2003년 10월 02일	전환권행사	보통주	5,515	5,000	108,465	
2003년 10월 15일	전환권행사	보통주	27,036	5,000	108,465	
2003년 10월 27일	전환권행사	보통주	10,814	5,000	108,465	
2003년 11월 13일	전환권행사	보통주	6,759	5,000	108,465	
2003년 12월 09일	전환권행사	보통주	10,814	5,000	108,465	
2004년 01월 02일	전환권행사	보통주	113,552	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	82,460	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	13,518	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	28,009	5,000	108,465	
2004년 01월 08일	전환권행사	보통주	38,121	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	6,434	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	32,443	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	16,221	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	11,950	5,000	108,465	
2004년 01월 15일	전환권행사	보통주	25,576	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	4,542	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	21,629	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	15,897	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2004년 01월 20일	전환권행사	보통주	35,147	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	757	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	2,379	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	432	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,892	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,622	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	378	5,000	108,465	

(2) 감자현황

- 해당사항 없음

(단위 : 원, 주)

감자일자	감자형태	감자목적	감자한 주식의 내용				
			종류	수량	주당 액면가액	주당 취득가액 (유상감자의 경우)	비고
-	-	-	-	-	-	-	

나. 자본금 변동예정내용 등

- 해당사항 없음

다. 전환사채

- 해당사항 없음

(2005.09.30 현재) (단위 : 원, 주)

구 분	제XX회 XX 전환사채	…	…	합 계
발 행 일 자				
만 기 일				

구 분		제XX회 XX 전환사채	…	…	합 계
권 면 총 액					
사채배정방법					
전환청구가능기간					
전환조건	전환비율(%)				
	전환가액				
전환대상주식의 종류					
기전환사채	권면총액				
	기전환주식수				
미전환사채	권면총액				-
	전환가능주식수				-
비 고					

라. 신주인수권부사채

- 해당사항 없음

(2005.09.30 현재) (단위 : 원, 주)

구 분		제XX회 XX 신주인수권부사채	…	…	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
신주인수권 행사가능기간					
행사조건	행사비율(액면대비)				
	행사가액				
행사대상주식의 종류					
기행사신주 인수권부사채	권면총액				
	기행사주식수				
미행사신주 인수권부사채	권면총액				-
	행사가능주식수				-
비 고					

마. 현물출자

- 해당사항 없음

4. 주식의 총수 등

가. 주식의 총수

(2005.09.30 현재) (단위 : 주)

구 분	주식의 종류			비고
	보통주	우선주	합계	
Ⅰ. 발행할 주식의 총수	400,000,000	100,000,000	500,000,000	
Ⅱ. 현재까지 발행한 주식의 총수	155,609,337	23,893,427	179,502,764	
Ⅲ. 현재까지 감소한 주식의 총수	8,310,000	1,060,000	9,370,000	
1. 감자	-	-	-	
2. 이익소각	8,310,000	1,060,000	9,370,000	
3. 상환주식의 상환	-	-	-	
4. 기타	-	-	-	
Ⅳ. 발행주식의 총수 (Ⅱ-Ⅲ)	147,299,337	22,833,427	170,132,764	
Ⅴ. 자기주식수	17,127,339	2,179,693	19,307,032	
Ⅵ. 유통주식수 (Ⅳ-Ⅴ)	130,171,998	20,653,734	150,825,732	

※ 보고서 제출일 현재('05.11.14) 자기주식수는 스톡옵션 행사에 따른 자기주식 교부로 인해 보통주 17,008,665주, 우선주 2,179,693주이며, 유통주식수는 보통주 130,290,672주, 우선주 20,653,734주임.

나. 자본금 및 1주당가액

(2005.09.30 현재) (단위 : 백만원, 주)

구분	종류	자본금(액면총액)			1주당가액			비고
		재무제표상 자본금 (A)	발행주식의 액면총액 ('가'의 Ⅳ×B)	유통주식의 액면총액 ('가'의 Ⅵ×B)	1주당 액면가액 (B)	자본금÷ 발행주식의 총수 (A÷'가'의Ⅳ)	자본금÷ 유통주식수 (A÷'가'의 Ⅵ)	
기명	보통주	778,047	736,497	650,860	5,000	5,282	5,977	
기명	우선주	119,467	114,167	103,269	5,000	5,232	5,784	
합 계		897,514	850,664	754,129	5,000	5,275	5,951	

※ 자기주식수 변동에 따른 제출일('05.11.14) 현재 유통주식의 액면총액 보통주 651,453백만원, 우선주 103,269백만원, 유통주식의 1주당가액 보통주 5,972원, 우선주 5,784원임.
※ 자본금의 단위는 백만원이며, 1주당가액의 단위는 원임.

다. 자기주식의 취득 및 처분

(1) 자기주식 취득 · 처분 현황

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
법 제189조의2제1항에 의한 직접취득	보통주 (주)	13,920,486	3,800,000	593,147	-	17,127,339	
	우선주 (주)	1,879,693	300,000	-	-	2,179,693	
법 제189조의2제1항 이외의 사유에 의한 직접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
소 계	보통주 (주)	13,920,486	3,800,000	593,147	-	17,127,339	
	우선주 (주)	1,879,693	300,000	-	-	2,179,693	
신탁계약등을 통한 간접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
총 계	보통주 (주)	13,920,486	3,800,000	593,147	-	17,127,339	
	우선주 (주)	1,879,693	300,000	-	-	2,179,693	

※ 2005. 9.30일 분기말 기준임.
※ 취득(+) . 보통주 3,800,000주, 우선주 300,000주는 자사주 취득에 따른 증가임.
※ 처분(-) 보통주 593,147주는 스톡옵션 행사에 따른 자사주 교부임.

(2) 이익소각 현황

(단위 : 백만원, 주)

소각일	소각목적	소각주식의 종류	소각주식의 수량	소각금액	소각대상 주식의 취득기간	법적 근거
-	-	-	-	-	-	-
계		보통주	-	-	-	-
		우선주	-	-	-	-

(3) 자기주식 신탁계약등 체결 · 해지현황

- 해당사항 없음

라. 우리사주조합의 지분현황

- 해당사항 없음

5. 의결권 현황

[2005.09.30 현재] (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	17,127,339	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,179,693주)
증권거래법 기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	-	12,507,068	독점규제 및 공정거래에 관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주, 삼성증권 2주] 보험업법상의 제한 [삼성생명 특별계정 27,882주]
의결권이 부활된 주식수(D)	-	-	
의결권을 행사할 수 있는 주식수 (E = A - B - C + D)	보통주	117,664,930	
	우선주	-	

※ "증권거래법 기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,186주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주, 삼성증권 2주)는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

가. 배당에 관한 사항

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다.
현금배당 및 자사주의 매입규모는 당사 재무정책의 우선 순위, 즉 미래 전략 사업을 위한 투자와 무차입 경영, 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

나. 최근 3사업연도 배당에 관한 사항

구 분		제37기 분기	제36기	제35기
주당액면가액 (원)		5,000	5,000	5,000
당기순이익 (백만원)		5,076,819	10,786,742	5,958,998
주당순이익 (원)		33,049	67,899	36,356
배당가능이익 (백만원)		-	1,563,880	886,715
현금배당금총액 (백만원)		76,652	1,563,850	886,684
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		-	14.50	14.88
현금배당수익률 (%)	보통주	-	2.29	1.25
	우선주	-	3.47	2.25
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	500	10,000	5,500
	우선주	500	10,050	5,550
주당 주식배당금 (원)	보통주	-	-	-
	우선주	-	-	-

□ 주당순이익 계산근거

- 주당순이익은 보통주 1주에 대한 순이익을 계산하였음.
- 보통주 순이익은 손익계산서상 당기순이익에서 배당 지급의무가 있는 우선주의 배당금을 차감하여 계산하였음.
- 이와 같이 계산된 보통주 순이익을 회계기간동안 가중평균한 유통보통주식수로 나누어 보통주 1주당 순이익 산정

다. 이익참가부사채에 관한 사항

- 해당사항 없음

II. 사업의 내용(제조업)

1. 사업의 개요

가. 업계의 현황

국내경제는 3/4분기부터 완만한 회복세로 진입, 4/4분기에도 국내의 가계부채 문제 완화 및 주가상승에 따른 자산효과로 인한 소비회복 지속으로 상반기 성장률 3.0% 대비 하반기에는 4.2%로 상승할 전망입니다. 하반기 수출은 고유가 및 원자재가 상승에도 불구하고 중국, 인도 및 러시아를 중심으로 견인된 세계 경제의 회복세 유지로 10.7%의 증가가 예상되고 있습니다.

AV업계는 디지털화 가속으로 인한 IT업체들의 AV영업 확대, Non-brand의 시장비중 확대로 경쟁이 격화되고 있으며 연평균 30%대의 판가하락으로 인해 수익성이 저하되고 있습니다. 디지털방송 전환으로 디지털TV 수요가 증가추세에 있으며 차세대 광기기는 BD와 HD DVD 방식간 규격통일 협상 결렬 및 Hollywood 영화사의 양방식 지원 추세로 양규격의 공존 및 경쟁 지속이 예상되고 있습니다.
한편 IT시장의 대표적 품목인 PC의 경우에는 신흥시장의 고성장과 노트PC의 고성장 등으로 두 자릿수 성장이 지속될 전망입니다.

세계 휴대폰 시장은 인도, 중국, 동남아 등 신흥시장의 신규 수요 증가 지속과 선진시장의 교체 수요가 강세를 보이고 있어 금년도 연간 휴대폰 시장은 전년대비 15% 이상 성장이 전망됩니다. 한편, 전세계 네트워크 장비 시장은 3세대 이동통신 서비스의 점진적인 확산, 초고속 인터넷 가입자의 증가 등에 힘입어 다소 회복세를 보이고 있습니다.

반도체 DRAM 시장은 3/4분기 신학기 수요와 DRAM업체들의 Non-DRAM으로의 공급능력 전환으로 인해 소폭의 공급부족을 보이며 가격이 안정되었으며 4/4분기에도 PC향 DRAM의 추수감사절 및 성탄절 수요로 소폭의 공급부족과 가격 안정세가 지속될 것으로 예상됩니다. 반면, NAND FLASH 시장은 3/4분기 업체의 생산량 증가로 공급부족 현상이 둔화되었으며 4/4분기에는 성수기로 인한 공급부족 심화에도

불구하고 소폭의 가격하락은 지속될 것으로 예상됩니다. SOC 시장은 3/4분기 PC 및 핸드폰의 수요 확대로 업체들의 공장가동률이 상승하는 등 점진적인 시황회복이 이루어지고는 있으나 경쟁업체 증가로 가격하락은 지속될 것으로 전망됩니다.

LCD 시장은 일부 제품이 전분기의 가격하락세에서 벗어나 소폭 상승을 보이는 등 시황개선 추세를 보이고 있습니다. 대형 제품은 수요가 지속 확대되어 전분기 대비 2/4분기에는 10% 이상, 3/4분기에는 20% 이상 증가세를 유지하고 있습니다.

나. 회사의 현황

(1) 영업개황 및 사업부문의 구분

(가) 영업개황

디지털미디어 분야는 AV 제품의 판가 하락으로 매출신장이 부진하였으며 수익성도 악화되었습니다. TV 제품 경쟁사들은 핵심 사업에 All-in하여 마쯔시다는 PDP, 샤프는 LCD에 집중하고 있으나 당사는 시장변화에 능동적으로 대응하고자 평판 TV 전 모델의 판매 기반을 보유, 사업 경쟁력을 강화하고 있으며 SCM 고도화로 효율적인 Global Operation을 추진 중에 있습니다. PC 및 모니터 등 IT제품의 경우에는 자가브랜드 수출을 지속 확대하고 있으며 특히 LCD 모니터는 대형 및 전문가용 등과 같은 프리미엄급 제품의 판매 확대를 추진 중에 있습니다.

휴대폰은 구주, 북미를 비롯한 해외 주요 지역에서의 고른 실적 호조로 전분기 대비 약 10%, 전년 동기대비 약 18% 증가한 2,680만대를 판매하여 사상 최고의 분기 판매량을 기록하였습니다. 누적 판매량 기준으로는 모두 7,560만대를 기록하여 연간 1억대 판매를 기대하고 있습니다. 판매량 증가는 혁신적인 신제품의 지속 출시, 최고의 품질과 디자인 유지를 통한 프리미엄 브랜드 이미지 확산, 차별화된 마케팅 전략 등에 의한 것이며 당사는 이러한 경쟁력 우위를 지속 확보, 강화해 나가겠습니다.

3/4분기 반도체는 계절적 수요 증가로 매출 증가세에 있습니다. 메모리의 경우 고속 DRAM 제품과 고용량 NAND FLASH 및 MCP 제품등의 고부가 차별화 제품 개발과 생산성 극대화로 경쟁력 확대를 지속 추진하고 있습니다. System LSI사업도 시장 점

유율 1위인 구동칩(DDI)을 포함한 CMOS 이미지 센서, 모바일 CPU, 칩카드 IC, 미디어 플레이어 SOC 등 5대 일류화 제품을 중심으로 12" 신규라인의 생산성 강화를 토대로 집중적인 사업확대를 추진 중에 있습니다.

LCD는 Sony와 합작 설립한 S-LCD 7세대 라인의 본격 가동으로 대형 LCD TV향 생산이 대폭 확대되었으며 공급능력 지속 확충과 수율 개선을 추진 중입니다. 또한, 시장 선도 업체로서의 우위를 바탕으로 핵심 부품의 내재화 및 국산화 비율을 지속 확대하고 있으며 부품 수급 불안 등 외부 요인의 영향을 최소화하여 제품 성능개선과 원가경쟁력을 지속 강화해 나가고 있습니다.

생활가전은 차별화된 디자인과 기술력으로 고객의 Needs에 맞는 제품을 출시하여 시장을 리드하고 있으며 해외거점의 확대 및 안정화를 바탕으로 Global 사업경쟁력을 더욱 강화하고 있습니다.
프리미엄 제품군인 양문형 냉장고의 경우에는 국내 부동의 1위는 물론 구주 선진시장에서도 4년 연속 1위를 기록하는 등 1등 국가를 지속 확대하며 전년비 30% 이상 성장하고 있으며 세계 최초 은나노 기술을 적용한 하우젠 드럼세탁기는 확실한 브랜드 이미지 구축으로 아시아, 구주, 미주 등 해외시장 진출을 지속 확대하고 있습니다.

(나) 공시대상 사업부문의 구분
- 디지털미디어 총괄 : CTV, DVDP, 모니터, 컴퓨터, 프린터, MP3P 등
- 정보통신 총괄 : 휴대폰, 네트웍 시스템 등
- 반도체총괄 : Memory, System LSI, HDD 등
- LCD총괄 : TFT LCD
- 생활가전총괄 : 에어컨, 냉장고, 세탁기, 전자렌지 등
- 기타 : S/W 등

(2) 시장점유율

제 품	'05년 3분기	'04년	'03년	비 고
DRAM	31.6%	31.3%	31.2%	세계시장 점유율
TFT-LCD	21.7%	22.3%	20.5%	세계시장 점유율
컬러 TV	45.9%	47.0%	45.2%	국내시장 점유율
냉장고	45.5%	44.3%	39.0%	국내시장 점유율
세탁기	45.1%	43.1%	43.1%	국내시장 점유율
에어컨	42.9%	41.1%	40.2%	국내시장 점유율
PC	34.0%	38.7%	37.6%	국내시장 점유율
모니터	58.0%	66.2%	64.0%	국내시장 점유율
프린터	39.5%	43.2%	42.9%	국내시장 점유율
휴대폰	49.4%	45.9%	52.8%	국내시장 점유율

※ 시장점유율은 당사의 추정치이며, 주요 경쟁사의 시장점유율은 시장조사기관들마다 점유율이 상이하여 객관적인 점유율 기재가 어려우므로 해당 회사들의 분기보고서를 활용해 주시기 바랍니다.

(3) 시장의 특성

가. 디지털 미디어

A/V업계는 지역간 관세 장벽 및 상이한 방송방식으로 Operation의 글로벌화가 중요하며 각 국가별 Local 업체가 있는 경우가 많아 다국적 기업의 브랜드력 확보가 매우 중요한 경쟁 요소입니다.

시장 규모가 가장 큰 미· 구주는 디지털 방송 100% 전환으로 디지털 TV 시장이 급성장 중이나 디지털 TV 동일 인치대에서의 Device간 경쟁 격화로 가격 급락세가 지속되고 있습니다. DVD 레코더도 포맷 경쟁에서 가격경쟁 위주로 전환되었으며 노트PC도 저가경쟁 본격화로 중저가 시장이 지속 확대되고 있습니다. 한편 MP3 시장은 30% 이상 고성장중인 반면 Sony 및 마쯔시다 등 대형업체들의 신규 진입으로 경쟁이 격화되고 있습니다.

나. 정보통신

휴대폰 시장은 '05년 하반기 구주 및 북미 등 선진시장을 중심으로 3G 서비스의 점진적 증가로 고급형모델 교체 수요 증가가 예상되며 이같은 증가세는 내년 상반기 HSDPA 등 차세대 3G 서비스의 본격적인 상용화로 더욱 탄력을 받을 것으로 예상됩니다. 아시아, 동유럽, 남미 등 신흥시장의 경우에는 당초 예상보다 신규 수요가 빠르게 증가 중이며 중국, 러시아 등 일부시장은 신규

수요와 교체수요가 모두 빠르게 성장하는 추세를 보이고 있습니다.

다. 반도체

세계경제와 연동되는 특성을 지닌 반도체 시장은 '05년 경제성장률이 전년 대비 다소 둔화되면서 PC 및 핸드폰 등 응용시장의 성장세도 감소되어 전년비 3~7% 수준의 성장이 예상되며 내년에도 이러한 상황은 지속될 것입니다.
단, 디지털화의 급진전으로 완제품에서 차지하는 반도체 비중이 지속 성장함에 따라 과거와 같이 시장규모 변동추이를 따라가기 보다는 꾸준한 성장세를 유지할 것으로 전망됩니다.

라. LCD

LCD사업의 경우 시장 수요와 공급간의 상호 작용에 따른 수급 Cycle에 의해 가격변동이 발생하고 있습니다. 모니터는 가격하락에 따른 수요확대로 현재 LCD가 모니터 시장의 70% 이상을 점유하고 있으며 LCD TV는 타 Display와 경쟁 가능한 수준으로 판가가 하락되어 이미 32"가 시장의 주력제품이 되었습니다. 40"이상 초대형 LCD-TV의 수요도 지속적으로 확대되고 있습니다.

마. 생활가전

백색가전 시장은 중국, 인도, 동구/CIS 등 성장시장을 중심으로 완만한 성장세가 지속되고 있습니다. 북미시장의 경우는 Whirlpool(1위)이 Maytag(3위) 인수를 추진하며 세계 최강의 자리를 굳히려는 한편 후발 업체(당사 및 BSH, LG, Haier 등)의 공략이 본격화되고 있습니다. 유럽은 서구의 저성장 대비 동구/CIS의 고성장으로 서구의 제조기반이 동구/CIS로 빠르게 이전되고 있는 추세입니다. 백색가전은 업계 전반적으로 유가 및 원자재가 상승으로 인한 수익성 하락에 대응하여 고부가가치 제품 도입, 내부 효율성 제고, 원가절감 활동과 함께 저비용 국가로의 Global 거점 재편을 가속화하고 있으며 전세계적으로 확산되고 있는 환경 및 에너지 규제에 대응하기 위해 친환경, 절전제품 개발에 주력하고 있습니다.

(4) 신규사업 등의 내용 및 전망

가. 디지털 미디어

디지털미디어 사업분야에서는 홈네트워크 시장 확대에 대비한 독자적인 신기술의 확보 및 사업화를 적극 추진할 것입니다. 또한 DMB 전용 단말기 및 복합기를 연내 상용화하고 칼라 프린터 사업 본격확대를 위해 역시 금년말 선진기술을 적용한 세계 최소형 프린터를 출시할 계획입니다. 한편 디지털화 및 표준화 경쟁에 적극 대응하기 위해 차세대 광기기 기술 및 특허 확보에 주력하고 표준화 활동에 능동적으로 참여하여 미래 광기기 사업기반을 조기에 구축하겠습니다.

나. 정보통신

세계 정보통신 시장은 향후 방송과 통신의 융합, 유무선 통합 등 서비스 및 네트워크의 융· 복합화가 본격화되어 이에 대응하는 휴대인터넷과 휴대이동방송 등 차세대 멀티미디어 서비스의 상용화가 가속화될 전망입니다. 당사는 휴대인터넷(WiBro)의 앞선 기술력을 바탕으로 세계 최초 상용화를 통한 시장 선점에 총력을 기울이고 있으며 차세대 킬러 애플리케이션으로 주목받고 있는 휴대이동방송용 단말기 시장 선점을 위해 혁신적 디자인과 기술력을 활용하여 위성/지상파 DMB 시장을 주도해 나갈 계획입니다. 또한 NGN, All-IP 등과 같은 차세대 유무선 통합 기술 개발에도 전력을 다해 세계시장을 선점해 나가겠습니다.

다. 반도체

메모리는 지난 9월 50나노급 16G NAND FLASH를 세계 최초로 개발하여 매년 집적도 2배 향상이라는 "반도체 신성장론"을 입증하면서 경쟁사 대비 절대우위의 경쟁력을 지속 확대해 나가고 있습니다.
System LSI도 9월 업계 최소형 720만 화소 CMOS 이미지 센서를 개발하였으며 65나노급 공정개발 가속화를 통해 경쟁력을 강화해 나가고 있습니다.

라. LCD

LCD는 기존의 Note PC 부문과 모니터 부문을 기반으로 한 IT용 Display 중심에서 HHP/Game/PDA등의 Mobile 제품 판매를 지속 확대하고 있으며, 특히

LCD TV용 Panel의 공급기반 확대 및 제품성능 향상을 지속 추진하고 있습니다. 신규 TV시장에서는 타 Display와의 지속적인 경쟁을 통한 시장확대를 추진 중에 있으며 부품, 소재 등의 개발과 대형 TV용 차세대 전용 7라인의 본격 가동으로 제품 성능개선과 원가경쟁력 확보를 추진할 계획입니다.

마. 생활가전

생활가전은 차별화된 디자인과 기술력으로 고객의 Needs에 맞는 제품을 출시하여 시장을 리드하고 있으며 국내외 거점에 대한 지속적인 투자로 개발 및 제조경쟁력을 더욱 강화해 나가고 있습니다. 향후에도 혁신기술과 디자인이 접목된 고부가 가치제품의 지속적인 확대와 홈솔루션 사업의 강화를 통해 고부가 첨단가전부문으로 새롭게 도약하겠습니다.

(5) 조직도

가. 조직도



대표이사
종합 기술원
기술총괄
디지털미디어 총괄
정보통신 총괄
생활가전 총괄
반도체 총괄
L C D 총괄
경영지원 총괄
시스템연구소
메카트로닉스 연구소
CTO전략실
영상디스플레이 사업부
디지털비디오 사업부
컴퓨터시스템 사업부
디지털프린팅 사업부
디지털미디어 연구소
무선사업부
네트워크사업부
통신연구소
시스템가전사업부
메모리사업부
System LSI 사업부
스토리지사업부
국내영업사업부
Global마케팅실
디자인경영센터
CS경영센터
Digital Solution 센터
수원지원센터

전자조직도

※ '1. 사업의 개요' 에 기재된 '05년 및 향후 전망치는 사설 경제연구소 및 국가기관 발표자료 등을 기초로 당사에서 분석한 예측자료이므로 실제 결과와는 다를 수 있음.

2. 주요 제품 및 원재료 등

가. 주요 제품 등의 현황

(단위 : 억원)

사업부문	매출유형	품 목	구체적용도	주요상표등	매출액(비율)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	가정용 기기 산업용 전자기기	SAMSUNG	49,097 (11.7%)
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP,시스템 등	통신기기	SAMSUNG	138,719 (33.1%)
반도체 총괄	상 품 제 품 용 역 기타매출	Memory, SYSTEM-LSI, HDD 등	반도체 부품	SAMSUNG	132,402 (31.6%)
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	산업용,가정용 기기 부품	SAMSUNG	67,044 (16.0%)
생활가전 총괄	상 품 제 품 용 역 기타매출	에어컨, 냉장고 세탁기 등	가정용 기기	SAMSUNG	26,367 (6.3%)
기 타	상 품 제 품 용 역 기타매출	S/W 등	산업용, 가정용기기	SAMSUNG	5,753 (1.3%)
계					419,382

나. 주요 제품 등의 가격변동추이

(단위 : 천원,$)

품 목		제37 기 분기 (05.1.1~05.9.30)	제36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
직시형 TV	내 수(천원)	276	276	277
	수 출($)	503	291	232
PJ TV	내 수(천원)	1,648	1,788	1,842
	수 출($)	910	1,304	1,556
LCD 모니터	내 수(천원)	406	561	448
	수 출($)	457	524	446

품 목			제37 기 분기 (05.1.1~05.9.30)	제36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
DVD-P(단품)		내 수(천원)	143	158	179
		수 출($)	202	209	143
COMBO		내 수(천원)	207	257	313
		수 출($)	151	170	113
Laser PRT		내 수(천원)	252	314	340
		수 출($)	334	276	176
컴퓨터	Desktop	내 수(천원)	741	815	847
		수 출($)	-	-	-
	Note PC	내 수(천원)	1,374	1,699	1,702
		수 출($)	1,465	1,413	1,087
HHP		내 수(천원)	344	366	365
		수 출($)	178	179	185
Memory		내 수(천원)	2.2	4.6	7.4
		수 출($)	2.8	4.8	4.2
LCD		내 수($)	195	246	217
		수 출($)	195	300	223
LSI		내 수(천원)	1.6	1.4	1.3
		수 출($)	1.0	1.1	1.1
에어컨		내 수(천원)	809	781	647
		수 출($)	460	366	314
냉장고		내 수(천원)	848	788	725
		수 출($)	458	445	423
전자렌지		내 수(천원)	99	86	97
		수 출($)	-	140	123
세탁기		내 수(천원)	426	431	426
		수 출($)	365	207	175
HDD		내 수(천원)	68	68	76
		수 출($)	54	56	74

※ 위의 제품 가격은 1대당 혹은 1개당 가격임.

(1) 산출기준

- 금액 산출방법 : 매출액 / 매출수량 (평균가격) 또는 주력제품 판가
- 대상 선정방법 : 사업부별 주요제품

(2) 주요 가격변동원인 : 대형화, 고급화 및 시장상황 변동에 따른 판가변동 등

다. 주요 원재료 등의 현황

(단위 : 억원)

사업부문	매입유형	품 목	구체적용도	매입액	비율	비 고
디지털미디어 총 괄	상 품	LCD Monitor	모니터 및 악세사리	1,828	5.2%	TSED
	상 품	N/P SET	N/P SET	2,717	7.7%	Asustek 등
	상 품	D/T SET	D/T SET	4,111	11.7%	이엠에스,컴원스 등
	상 품	기타		1,351	3.8%	
	원재료	CPU	원자재	1,371	3.9%	Intel 등
	원재료	UNIT-DEVE	Laser PRT Toner(현상기)	1,760	5.0%	아코디스, 에스인포텍 등
	원재료	PCB Battery 등	PCB, Battery 등	2,045	5.8%	삼성전기, DAP 등
	원재료	LCD Panel	화상신호기	2,225	6.3%	사내조달 등
	원재료	IC	반도체, 저장 및 제어	2,898	8.2%	삼성전기, Matsushita 등
	원재료	기 타		14,883	42.4%	
	부문계			35,189	100.0%	
정보통신 총 괄	원재료	MSM	CPU	3,014	3.7%	QUALCOMM
	원재료	PCB	인쇄회로기판	3,068	3.7%	대덕 등
	원재료	BATTERY	단말기전원공급	3,758	4.6%	영보,셀콤,이랜텍
	원재료	MEMORY	단말기 S/W 구동	8,670	10.6%	Sharp,Intel 등
	원재료	기 타		63,364	77.4%	
	부문계			81,874	100.0%	
반도체 총 괄	상 품	기타		1,090	3.2%	
	원재료	DISC	HDD DATA STORE	2,185	6.4%	SHDS(I), FUJI
	원재료	Chemical	원판가공용	3,911	11.5%	삼성물산/동우화인켐
	원재료	HSA	HDD DATA R/W	4,401	13.0%	SAE, H&T
	원재료	Wafer	반도체 원판	7,326	21.6%	실트론/엠이엠씨
	원재료	기 타		14,990	44.3%	
	부문계			33,903	100.0%	
LCD 총 괄	상 품	Panel	Panel	5,040	9.8%	S-LCD 등
	원재료	POL	Panel 제작재료	4,304	8.4%	NITTO 등
	원재료	DRV/IC	구동회로	6,216	12.1%	松下 등
	원재료	기 타		35,950	69.7%	
	부문계			51,510	100.0%	
생활가전 총 괄	상 품	청소기	청 소	3,225	15.1%	삼성광주전자(주)
	상 품	세탁기	세탁 & 건조	3,313	15.5%	삼성광주전자(주)
	상 품	에어컨	냉방 & 제습	5,128	23.9%	삼성광주전자(주)
	상 품	냉장고등	냉장 & 냉동	6,418	30.0%	삼성광주전자(주)
	상 품	기 타		2,279	10.6%	
	원재료	기 타		1,054	4.9%	
	부문계			21,417	100.0%	
기 타	상 품	기 타		2,958	60.5%	
	원재료	기 타		1,932	39.5%	
	부문계			4,890	100.0%	
총 계				228,783		

라. 주요 원재료 등의 가격변동추이

(단위 : 천원, $)

사 업 구 분	구	분	제 37 기 분기 (05.1.1~05.9.30)	제 36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
디지털미디어 총 괄	LCD 15"	국내(천원)	139	156	221
		수입($)	136	140	191
	LCD 17"	국내(천원)	163	193	320
		수입($)	154	169	254
	PDP 42"	국내(천원)	628	969	1,268
		수입($)	619	880	-
	CPU	국내($)	174	159	159
	UNIT-DEVE	국내(천원)	18	19	21
정보통신 총 괄	MCP(Memory)	수입($)	5.5	10.0	14.0
	PCB	국내(천원)	3.4	5.1	4.5
반도체 총 괄	WAFER (8")	국/수($)	48.4	49.4	47.0
	WAFER (6")	국/수($)	21.7	19.0	19.0
	HSA	수입($)	15.7	16.0	18.7
	DISC	수입($)	5.8	5.6	5.5
LCD 총 괄	DRV/IC	국/수(천원)	1.4	2.2	2.2
	POL	국/수(천원)	2.8	3.1	4.0
생활가전 총 괄	Ro/COMP	수입($)	-	130	130
	철 판(ton)	국내(천원)	-	853	620

※ 위의 원재료 가격은 1대당 혹은 1개당 가격임.

(1) 산출기준 :

- 가격 산출방법 : 원재료 및 제품수불부 실적 기준
- 대상 선정방법 : 사업부별 주요 원재료

(2) 주요 가격변동원인 : 생산성 향상 및 용량확대, 물량구조, 수요변화등에 따른 가격변동

3. 생산 및 설비에 관한 사항

가. 생산능력 및 생산능력의 산출근거

(1) 생산능력

(단위 : 천대,천개)

사업부문	품목	사업소	제 37 기 분기 (05.1.1~05.9.30)	제 36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
			수량	수량	수량
디지털미디어 총괄	CTV	수원	1,294	1,486	2,304
	모니터	수원	425	1,040	1,865
	Desktop PC	수원	-	575	1,026
	Note PC	수원	-	271	795
	DVD Combo	수원	1,495	1,722	1,800
	Laser PRT	구미	401	375	887
정보통신 총괄	HHP	구미	56,420	63,910	50,500
반도체 총괄	Memory	기흥	4,039,000	2,692,000	1,346,000
	LSI	기흥	1,977,000	2,316,000	1,802,000
	HDD	구미	26,526	26,260	18,660
	DVD-W등	수원	963	2,593	4,344
LCD 총괄	TFT-LCD	기흥,천안	101,000	93,600	38,000
생활가전 총괄	에어컨	수원	-	1,159	1,862
	전자렌지	수원	-	276	1,718
	세탁기	수원	-	877	1,696

※ 생활가전 및 디지털 미디어(D/P, N/P) 총괄의 경우 생산설비 이전으로 생산無(광주전자, SESC 등)

(2) 생산능력의 산출근거

(가) 산출방법 등

① 산출기준 : ▷ 최대 생산 능력 기준
▷ 일 8시간, 월 21일 근무, 제조원가 기준 등

② 산출방법 : 평균LINE수× 시간당 평균생산실적× 일평균가동시간 ×분기 가동일수 등

(나) 평균가동시간 : 일 8시간 × 월21일 × 분기 등

나. 생산실적 및 가동률

(1) 생산실적

(단위 : 천대,천개)

사업부문	품목	사업소	제37기 분기 (05.1.1~05.9.30) 수량	제 36 기 (04.1.1~04.12.31) 수량	제 35 기 (03.1.1~03.12.31) 수량
디지털미디어 총괄	CTV	수원	1,234	1,585	2,164
	모니터	수원	449	888	1,707
	Desktop PC	수원	-	186	495
	Note PC	수원	-	128	451
	DVD Combo	수원	432	618	1,655
	Laser PRT	구미	372	339	840
정보통신 총괄	HHP	구미	55,860	71,580	47,240
반도체 총괄	Memory	기흥	3,841,000	2,692,000	1,283,000
	LSI	기흥	1,758,000	2,316,000	1,802,000
	HDD	구미	26,571	25,039	15,810
	DVD-W등	수원	632	1,963	4,211
LCD 총괄	TFT-LCD	기흥,천안	72,000	77,000	36,000
생활가전 총괄	에어컨	수원	-	978	1,473
	전자렌지	수원	-	193	1,722
	세탁기	수원	-	772	1,698

※ Memory 생산실적은 256M 환산량 기준임

※ 생활가전 및 디지털 미디어(D/P, N/P) 총괄의 경우 생산설비 이전으로 생산無(광주전자, SESC 등)

(2) 당해 분기의 가동률

(단위 : 시간,%)

사업소(사업부문)	분기가동가능시간	분기실제가동시간	평균가동률
디지털미디어 총괄	51,880	48,868	94.2%
정보통신 총괄	236,950	205,732	86.8%
반도체 총괄	111,110	99,781	89.8%
L C D 총괄	38,880	38,880	100.0%
생활가전 총괄	-	-	-
합 계	438,820	393,261	89.6%

※ 생활가전 총괄의 경우 '04년 중 생산설비 이전(광주전자)

다. 생산설비의 현황 등

(1) 생산설비의 현황

[자산항목 : 토지]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	530,009	40,982	40,614	-	530,377	○토지공시지가
구미(정보통신등)	자가	구미	-	83,903	-	-	-	83,903	
기흥(반도체등)	자가	기흥	-	440,168	349,940	325	-	789,783	· 면 적
온양(반도체등)	자가	온양	-	53,436	-	-	-	53,436	7,764천㎡
천안(LCD등)	자가	천안	-	51,839	-	-	-	51,839	· 공시지가
탕정(LCD등)	자가	탕정	-	145,949	180,192	179,442	-	146,699	25,879억원
기타(본관등)	자가	서울등	-	753,512	194,150	28,618	-	919,044	
소 계				2,058,816	765,264	248,999	-	2,575,081	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 토지의 분기증가와 감소는 각각 520,476백만원 및 4,211백만원임.

[자산항목 : 건물]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	345,711	408,629	2,921	11,716	751,419	
구미(정보통신등)	자가	구미	-	755,420	69,122	61,159	19,294	763,383	
기흥(반도체등)	자가	기흥	-	1,573,384	648,335	326,398	79,802	1,895,321	○건물
온양(반도체등)	자가	온양	-	139,025	84,018	-	6,259	223,043	시가표준액
천안(LCD등)	자가	천안	-	463,801	2,797	196	24,688	466,402	15,933억
탕정(LCD등)	자가	탕정	-	712,610	77,533	9,258	32,845	780,885	('05.6.1일 기준)
기타(본관등)	자가	서울	-	804,859	34,229	54,408	22,934	784,680	
소 계				4,794,811	1,324,663	454,341	197,538	5,665,133	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건물의 분기증가와 감소는 각각 894,697백만원 및 24,375백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 구축물]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	53,456	10,945	1,570	1,536	62,831	
구미(정보통신등)	자가	구미	-	20,396	286	63	874	20,619	
기흥(반도체등)	자가	기흥	-	122,538	19,037	7,267	5,629	134,308	
온양(반도체등)	자가	온양	-	22,865	2,987	-	1,302	25,852	
천안(LCD등)	자가	천안	-	69,776	616	43	3,600	70,349	
탕정(LCD등)	자가	탕정	-	26,604	4,274	-	1,456	30,878	
기타(본관등)	자가	서울	-	28,639	7	-	1,482	28,646	
소 계				344,274	38,152	8,943	15,879	373,483	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 구축물의 분기증가와 감소는 각각 30,791백만원 및 1,582백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 기계장치] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	336,375	63,873	69,692	29,997	330,556	
구미(정보통신등)	자가	구미	-	1,171,919	254,536	151,249	123,302	1,275,206	
기흥(반도체등)	자가	기흥	-	20,539,484	5,098,340	917,186	2,336,750	24,720,638	
온양(반도체등)	자가	온양	-	1,959,747	356,582	138,633	203,493	2,177,696	
천안(LCD등)	자가	천안	-	4,629,214	230,218	114,651	571,769	4,744,781	
탕정(LCD등)	자가	탕정	-	69,251	45,259	8	13,675	114,502	
기타(본관등)	자가	서울	-	177,538	88,553	34,196	21,908	231,895	
소 계				28,883,528	6,137,361	1,425,615	3,300,894	33,595,274	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 기계장치의 분기증가와 감소는 각각 5,179,336백만원 및 467,590백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 차량운반구] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	8,214	3,589	3,365	896	8,438	
구미(정보통신등)	자가	구미	-	11,937	4,313	3,907	1,685	12,343	
기흥(반도체등)	자가	기흥	-	11,211	825	1,158	1,172	10,878	
온양(반도체등)	자가	온양	-	1,977	754	356	243	2,375	
천안(LCD등)	자가	천안	-	3,910	-	230	400	3,680	
탕정(LCD등)	자가	탕정	-	2,175	1,173	27	372	3,321	
기타(본관등)	자가	서울	-	122,285	5,738	3,921	9,376	124,102	
소 계				161,708	16,392	12,963	14,144	165,137	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 차량운반구의 분기증가와 감소는 각각 11,244백만원 및 7,815백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 공구기구비품] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	64,562	13,852	13,492	6,928	64,922	
구미(정보통신등)	자가	구미	-	216,004	38,283	20,307	25,399	233,980	
기흥(반도체등)	자가	기흥	-	657,060	66,321	171,704	45,087	551,677	
온양(반도체등)	자가	온양	-	144,572	43,109	8,585	20,164	179,096	
천안(LCD등)	자가	천안	-	124,024	26,547	461	18,710	150,110	
탕정(LCD등)	자가	탕정	-	42,980	29,937	174	7,298	72,743	
기타(본관등)	자가	서울	-	161,215	44,402	27,268	18,691	178,349	
소 계				1,410,418	262,451	241,992	142,277	1,430,877	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 공구기구비품의 분기증가와 감소는 각각 206,713백만원 및 186,254백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 건설중인자산] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	260,908	168,511	423,249	-	6,170	
구미(정보통신등)	자가	구미	-	9,988	45,204	30,650	-	24,542	
기흥(반도체등)	자가	기흥	-	801,389	5,589,275	5,844,072	-	546,592	
온양(반도체등)	자가	온양	-	14,397	492,937	490,748	-	16,586	
천안(LCD등)	자가	천안	-	121,784	161,224	251,002	-	32,006	
탕정(LCD등)	자가	탕정	-	57,883	1,365,258	219,254	-	1,203,887	
기타(본관등)	자가	서울	-	155,748	203,814	243,046	-	116,516	
소 계				1,422,097	8,026,223	7,502,021	-	1,946,299	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건설중인자산의 분기증가와 감소는 각각 6,679,243백만원 및 6,155,041백만원임.

[자산항목 : 미착기계] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	383	878	711	-	550	
구미(정보통신등)	자가	구미	-	1,479	10,412	4,682	-	7,209	
기흥(반도체등)	자가	기흥	-	129,588		116,602	-	12,986	
온양(반도체등)	자가	온양	-	569	3,537	2,876	-	1,230	
천안(LCD등)	자가	천안	-	14	1,434	650	-	798	
탕정(LCD등)	자가	탕정	-	81	266,448	1,890	-	264,639	
기타(본관등)	자가	서울	-	167	626		-	793	
소 계				132,280	283,335	127,410	-	288,205	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 미착기계의 분기증가와 감소는 각각 593,409백만원 및 437,484백만원임.

(2) 설비의 신설 · 매입 계획 등

(가) 진행중인 투자

(단위 : 억원)

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
디지털미디어 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	568	448 (240)	120	
	보완 등				1,324	1,065 (523)	259	
	소 계				1,892	1,513	379	
정보통신 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	3,366	2,854 (411)	512	
	보완 등				6,305	4,528 (1,427)	1,777	
	소 계				9,671	7,382	2,289	

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
반도체 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	118,977	117,201 (42,753)	1,776	
	보완 등				22,807	22,425 (9,174)	382	
	소 계				141,784	139,626	2,158	
LCD 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	60,860	50,389 (14,350)	10,471	
	보완 등				11,180	9,169 (2,755)	2,011	
	소 계				72,040	59,558	12,482	
생활가전 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	192	192 (0)	-	
	보완 등				691	567 (228)	124	
	소 계				883	759	124	
기 타	기타	'03.1~'05.12	건물등		15,766	10,653 (3,522)	5,113	
합 계					242,036	219,491	22,545	

(나) 향후 투자계획

(단위 : 억원)

사업 부문	계획명칭	예상투자총액		연도별 예상투자액			투자효과	비고
		자산형태	금 액	2005	2006	2007		
디지털 미디어 총괄	○ 신/증설 투자	건물/설비	359	359			Capa 증설	
	○ 생산라인 보완	건물/설비	233	233			생산능력 증가	
	○ 기타	건물/설비	550	550				
	소 계		1,142	1,142				
정보 통신 총괄	○ 신/증설 투자	건물/설비	923	923			Capa 증설	
	○ 생산라인 보완	건물/설비	1,232	1,232			생산능력 증가	
	○ 기타	건물/설비	1,972	1,972				
	소 계		4,127	4,127				
반도체 총괄	○ 신/증설 투자	건물/설비	44,530	44,530			Capa 증설	
	○ 생산설비 보완	건물/설비	8,593	8,593			생산능력 증가	
	○ 기타	건물/설비	962	962				
	소 계		54,085	54,085				
LCD 총괄	○ 신/증설 투자	건물/설비	24,822	24,822			Capa 증설	
	○ 생산설비보완	건물/설비	3,678	3,678			생산능력 증가	
	○ 기타	건물/설비	1,087	1,087				
	소 계		29,587	29,587				
생활 가전 총괄	○ 생산설비보완	건물/설비	89	89			생산능력 증가	
	○ 기타	건물/설비	262	262				
	소 계		351	351				
기타	○ 기타	건물/설비	8,635	8,635				
합 계			97,927	97,927				

※ '05년도 투자예상금액은 향후 기업여건에 따라 조정될 수 있으며 '06, '07년도 예상투자액을 합리적으로 예측할 수 없음.

4. 매출에 관한 사항

가. 매출실적

(단위 : 억원)

사업부문	매출유형	품 목		제37기 분기 ('05.1.1~9.30)	제36기 분기 ('04.1.1~9.30)	제 36 기 ('04.1.1~12.31)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	수 출	28,539	39,713	52,914
			내 수	20,558	21,314	27,362
			합 계	49,097	61,027	80,276
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템 등	수 출	117,122	119,262	156,099
			내 수	21,597	26,896	33,260
			합 계	138,719	146,158	189,359
반도체 총괄	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	124,344	125,025	170,389
			내 수	8,058	9,450	11,859
			합 계	132,402	134,475	182,248
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	59,487	61,982	79,206
			내 수	7,557	5,381	7,681
			합 계	67,044	67,363	86,887
생활가전 총괄	상 품 제 품 용 역 기타매출	에어컨, 세탁기, 냉장고 등	수 출	12,652	13,605	17,024
			내 수	13,715	11,436	15,565
			합 계	26,367	25,041	32,589
기 타	상 품 제 품 용 역 기타매출	S/W 등	수 출	48	306	324
			내 수	5,705	3,000	4,641
			합 계	5,753	3,306	4,965
합 계			수 출	342,192	359,893	475,956
			내 수	77,190	77,477	100,368
			합 계	419,382	437,370	576,324

○ 주요제품별 매출실적

(단위 :억원)

구 분		제 37 기 분기 ('05.1.1~9.30)	제36기 분기 ('04.1.1~9.30)	제 36 기 ('04.1.1~12.31)
CTV	수 출	9,938	9,359	11,781
	내 수	5,219	4,463	5,927
	합 계	15,157	13,822	17,708

구 분		제 37 기 분기 ('05.1.1~9.30)	제36기 분기 ('04.1.1~9.30)	제 36 기 ('04.1.1~12.31)
모니터	수 출	3,505	7,296	9,244
	내 수	3,052	4,334	5,366
	합 계	6,557	11,630	14,610
컴퓨터	수 출	1,052	2,261	3,093
	내 수	8,107	8,344	10,598
	합 계	9,159	10,605	13,691
HHP	수 출	112,210	114,647	149,527
	내 수	18,995	23,155	27,966
	합 계	131,205	137,802	177,493
시스템	수 출	4,907	4,448	6,340
	내 수	2,594	3,524	4,925
	합 계	7,501	7,972	11,265
MEMORY	수 출	96,902	96,886	132,576
	내 수	5,492	6,836	8,558
	합 계	102,394	103,722	141,134
LCD	수 출	59,487	61,982	79,206
	내 수	7,557	5,381	7,681
	합 계	67,044	67,363	86,887
LSI	수 출	13,184	16,713	21,312
	내 수	1,356	1,202	1,499
	합 계	14,540	17,915	22,811
냉장고	수 출	4,454	4,280	5,731
	내 수	5,047	4,608	7,161
	합 계	9,501	8,888	12,892
전자렌지	수 출	312	670	806
	내 수	230	230	320
	합 계	542	900	1,126
HDD	수 출	12,680	8,383	11,189
	내 수	1,160	1,084	1,394
	합 계	13,840	9,467	12,583

나. 판매경로 및 판매방법 등

(1) 판매조직

○ 국 내 : 1사업부, 14지사(팀), 160지점
대리점 2,579점(종합점 531점/ 전문점865점/ 이동체835점/ 일반점348점)

○ 해 외 : 북미 4개, 구주 13개, 동남아 8개, 중국 9개, 일본 1개,
CIS 2개, 중아 2개, 중남미 6개 법인

(2) 판매경로

○ 국 내

- 생산자(공장) --> 대리점 --> 소비자
- 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
- 생산자(공장) --> 소비자

1) 물류흐름

- 생산(회사 물류센타) --> 대리점, 유통업체 --------> 소비자
- 생산(회사 물류센타) --------------------------> 소비자

2) 유통구조

- 제조자 --> 대리점 ------------------------------------> 소비자
- 제조자 --> 대리점 --> 농협, 구판장, 계열점 ---------------> 소비자
- 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) ------> 소비자
- 제조자 ---------------------------------> 실수요자 (일반기업체 등)
- 제조자 -------------------------------------> 소비자

3) 판매경로별 매출액 비중

경 로	대리점	양판점	혼매점 (백화점,할인점등)	무점포 (홈쇼핑,인터넷등)	특직판
비 중	40%	8%	8%	4%	40%

○ 해 외

- 해외 BUYER 수주
- 해외법인, 해외사무소의 수주

(3) 판매방법 및 조건

○ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	-약정여신수금(현금,30일여신) (담보 100%내 여신적용)	-사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	"
특직판	일반기업체등	개별계약조건	없 음

○ 해 외

- 해외법인을 통한 판매 및 DIRECT 수출

(4) 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

5. 수주상황

(단위 : 천대, 백만대, 억원)

품 목	수주일자	납 기	수주총액		기납품액		수주잔고	
			수 량	금 액	수 량	금 액	수 량	금 액
Memory	'05.1.1~'05.9.30	'05.1.1~'05.10.31	1,573	105,540	1,517	102,093	56	3,447
SYS.LSI	'05.1.1~'05.9.30	'05.1.1~'05.10.31	1,375	15,172	1,326	14,610	49	562
AM-LCD	'05.1.1~'05.9.30	'05.1.1~'05.10.31	74	67,847	73	67,043	1	804
OMS	'05.1.1~'05.9.30	'05.1.1~'05.10.31	604	224	550	204	55	20
CTV	'05.1.1~'05.9.30	'05.1.1~'05.10.31	443	11,384	377	9,983	66	1,401
Monitor	'05.1.1~'05.9.30	'05.1.1~'05.10.31	396	3,956	369	3,634	27	322
캠코더	'05.1.1~'05.9.30	'05.1.1~'05.10.31	701	2,135	621	1,851	80	284
VCR	'05.1.1~'05.9.30	'05.1.1~'05.10.31	17	60	17	57	0	3
DVDP	'05.1.1~'05.9.30	'05.1.1~'05.10.31	1,032	1,607	877	1,403	155	204
CCTV	'05.1.1~'05.9.30	'05.1.1~'05.10.31	183	457	173	428	10	29
SET TOP BOX	'05.1.1~'05.9.30	'05.1.1~'05.10.31	312	777	306	759	6	18
컴퓨터	'05.1.1~'05.9.30	'05.1.1~'05.10.31	41,387	1,390	41,386	1,334	1	56
프린터	'05.1.1~'05.9.30	'05.1.1~'05.10.31	950	8,347	785	7,543	165	804
HHP	'05.1.1~'05.9.30	'05.1.1~'05.10.31	54,315	127,449	47,800	112,210	6,515	15,239
MWO	'05.1.1~'05.9.30	'05.1.1~'05.10.31	2,715	461	2,715	411	0	50
W/M	'05.1.1~'05.9.30	'05.1.1~'05.10.31	586	2,426	525	2,196	61	230
V/C	'05.1.1~'05.9.30	'05.1.1~'05.10.31	8,446	3,541	7,633	3,225	813	316
에어컨	'05.1.1~'05.9.30	'05.1.1~'05.10.31	1,541	2,449	1,494	2,366	47	83
냉장고	'05.1.1~'05.9.30	'05.1.1~'05.10.31	932	4,934	831	4,435	101	499

※Memory, SYS.LSI, AM-LCD는 백만대, 기타 품목은 천대 기준임.

6. 파생상품 등에 관한 사항

가. 파생상품계약 체결 현황

- 해당사항 없음

나. 리스크 관리에 관한 사항

- 해당사항 없음

7. 경영상의 주요계약 등

거래선	항 목	내 용
삼성증권	계약 유형	수익증권 계약
	체결시기 및 기간	1년
	목적 및 내용	자금운용
	대금수수 방법	-
	기타 주요내용	-
PAPST	계약 유형	특허사용
	체결시기 및 기간	2005.01.01 ~ 2008.12.31
	목적 및 내용	SPINDLE MOTOR 특허사용 계약
	대금수수 방법	총 6M$(1.5M$/년)
	기타 주요내용	-
씬멀티미디어	계약 유형	외주 개발
	체결시기 및 기간	2005.3.5(체결일~최종지급 완료시점)
	목적 및 내용	우선事 위성DMB Phone 과제에 대한 외주개발
	대금수수 방법	3회 분할 지급
	기타 주요내용	-
Freescale	계약 유형	특허사용
	체결시기 및 기간	2003년 ~ 2010년
	목적 및 내용	특허사용대가
	대금수수 방법	년간 분할정액지급
	기타 주요내용	구 Motorola와의 특허계약의 연장계약
IBM	계약 유형	공동 개발
	체결시기 및 기간	2005. 06. 31 ~ 2006. 12. 31
	목적 및 내용	65nm Enablement Technology 공동개발
	대금수수 방법	총 6M$ (1M$/Quarter)
	기타 주요내용	-
Mitsubishi	계약 유형	특허 License 계약
	체결시기 및 기간	'05.8.17 / '05.1 ~ '14.12 (10년)
	목적 및 내용	특허 사용대가
	대금수수 방법	년간 분할 정액 지급
	기타 주요내용	연장계약
Staktek	계약 유형	특허 License 계약
	체결시기 및 기간	'05.7.18/ 05.7.18 ~ '10.7.17
	목적 및 내용	특허 사용대가
	대금수수 방법	정율 특허료 지급
	기타 주요내용	연장계약
Microsoft	계약 유형	기술도입계약
	체결시기 및 기간	2005.08 ~ 2006.07
	목적 및 내용	Windows OS
	대금수수 방법	월말 이후 45일내 송금
	기타 주요내용	각 OS별 적용단가로 산정

8. 연구개발활동

가. 연구개발활동의 개요

(1) 연구개발 담당조직

나. 연구개발조직도



代表理事
기술 총괄
디지털미디어 총괄
정보통신 총괄
반도체 총괄
L C D 총괄
생활가전 총괄
종합 기술원
정보응용 연구소
메카트로닉스 연구소
생명과학연구소
생명공학연구소 (수원)
컴퓨터시스템 연구소
멀티미디어 연구소
DVS 연구소
디지털영상 연구소
디스플레이 연구소
프린팅 연구소
통신시스템 연구소
KDC 연구소
무선 연구소
네트워크 연구소
Internet infra 연구소
통신 연구소
무선통신 연구소
반도체 연구소
LSI 연구소
MOS 연구소
선행기술 연구소
메모리 연구소
HDD 연구소
스토리지 연구소
SOC 연구소
AMLCD 연구소
LCD개발 연구소
LCD생산기술 연구소
생활가전1 연구소
생활가전2 연구소
DA 연구소
정보미디어연구소 (DSC)
디자인연구소 (디자인센터)
신뢰성연구소 (CS센터)
삼성전자 종합기술원

연구개발조직도

종합기술원 및 업종별 연구소에서는 차세대를 위한 기초기술연구와 중장기 PROJECT를 수행하고 있고, 제품별로 이루어진 각 총괄연구소에서는 단기 상품화 과제를 주로 개발하여 차년도 판매에 대비하고 있음.

(2) 연구개발비용

(단위 :백만원)

과 목		제37기 분기	제36기	제35기	비 고
원 재 료 비		345,296	382,613	228,919	
인 건 비		673,840	901,937	614,703	
감 가 상 각 비		122,992	147,543	127,886	
위 탁 용 역 비		269,030	767,615	559,798	
기 타		2,623,004	2,590,181	1,998,126	
연구개발비용 계		4,034,162	4,789,889	3,529,433	
회계처리	판매비와 관리비	2,336,054	2,687,418	2,017,298	
	제 조 경 비	1,698,108	2,102,471	1,512,135	
	개발비(무형자산)	-	-	-	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]		9.6%	8.3%	8.1%	

나. 연구개발 실적

구 분	연구과제	연구결과 및 기대효과 등
디지털 미디어 총괄	102" PDP TV	- 세계 최초 102" PDP TV 개발 - CES에서 가장 주목받는 제품으로 소개
	세계 최고 명암비 PDP TV 美 출시	- 세계 최초 명암비 10,000:1, 밝기 1,500 칸델라 동시구현 - 美베스트 바이, 서킷시티등 대형 유통에 공급시작
	6Gb 미니 HDD형 MP3	- 1" HDD 채택 - 미니 HDD MP3 플레이어중 세계최대용량 - 다양한 기능과 매력적인 디자인을 갖춘 프리미엄 제품
	세계 최초 지상파 DMB 노트북	- 12.1" 와이드 LCD를 통한 고화질 M/M 방송 감상 - 유무선 인터넷과 이동형 디지털 방송 동시 지원
	초고속 채널탐색 DLP TV 출시	- 국내유일 두개의 HD 방송 동시 시청, 세계최초 5초내 전 채널 방송목록을 찾아주는 기능 구현
	세계 최고 名品 LCD TV 출시	- 전세계 출시된 LCD TV중 세계최고 수준 3大 기술 시현 (지금까지 출시된 LCD TV중 가장 많은 64억 4천컬러 색 표현, 세계최고 수준인 3000: 1의 명암비 실현, 0.008초로 반응하는 세계최고 응답속도 8ms 구현)
	세계 최소 두께 디지털 슬림 TV 출시	- 국내/해외 세계 초슬림 TV 공급 시작 - 세계 최소 두께, 화질, 디자인 등 완벽한 디지털 TV
	全포맷 지원 기록형DVD 기술 자체 확보	- 광디스크 분야의 주도권 확보, 차세대 DVD 시장 선도 - 국내 최초 DVD 레코더용 슈퍼멀티 레코딩 기술 확보
	네트워크 모니터 출시 (17")	- 1대의 PC로 여러대의 모니터 화면 제어 가능 - 사무실, 컴퓨터 실습기관, 생산라인, 콜센터 등에서 각광
	세계 최대 지상파 DMB 수신 휴대용 DVDP 출시	- DMB 방송수신 // DVD, DIVX, 사진, 음악 CD, MP3 - 7" LCD 화면 // 16:9 와이드 화면
	중대형 초고속 레이저 프린터 출시	- 분당 33장 출력 가능한 초고속 레이저프린터(ML-3560) - 40기가 하드 디스크, 400MHz CPU, 씽크스루 기능
	세계 최대 DLP TV 출시	- 세계 최대 크기 71", 일반 HD 화질의 2배 더 정밀한 풀 HD 1080P 구현 - 기존대비 4배 향상된 업계 최대 10,000:1 명암비
	국내 최초 '파일보기폰' 출시	- 국내최초 '파일뷰' 기능 탑재 - 워드, 엑셀, PDF, JPG등 파일을 휴대폰에서 실행 가능
	삼성전자 CDMA 'DVB-H폰' 세계최초 개발	- CTIA 전시회서 처음으로 시연, IPDC 기능 지원 (양방향통신구현) 시속 300Km 고속주행시 수신원활 ~ 메카픽셀 MP3 카메라폰 (SPH-V4200)
	세계최초 7백만 화소폰 개발	- 광학3배줌,디지털5배줌, 오토포커스등 고급기능 - 카메라폰 최초 망원/광학렌즈장착 및 수동촬영 가능

구 분	연구과제	연구결과 및 기대효과 등
정보통신 총괄	세계 최초 상용화 수준 HSDPA 전용 단말기 및 초고속 HSDPA 시스템 개발 성공	- 3월 10~16일 CEBIT 2005에서 관람객들 대상으로 시연 - 3G 보다 7배 빠르게 영상 및 음성을 전송할수 있는 첨단기술
	GSM PTT 폰 첫 출시	- 최대 100명까지 동시통화 - 500만대 넘게 판매된 히트모델 E800에 PTT 기능적용
	'연속동작인식' 폰 개발	- 6축 기술 알고리즘의 최초 개발로 '연속동작인식' 기술 - 음성인식, 음성문자변환에 이은 차세대 휴대폰 기술
	세계 최초 『L-Band 지상파DMB폰』 개발	- 한국 지상파 DMB폰이 전세계로 진출하는 본격적인 발판 마련 - 위성 및 지상파, DVB-H, L-Band용 DMB폰 등 모든 DMB 기술 확보
	세계 최초 3GB 「슈퍼 뮤직폰」 개발	- 윈도우 모바일 OS와 메가픽셀(130만 화소) 등 다양한 첨단 기능 - 스크롤-휠· 디지털 파워앰프 등 고음질 및 편리성 제공 - 초소형 3GB 하드디스크 내장으로 메모리 용량 획기적 증대
	TS-SCDMA 동영상 통화 성공	- TD-SCDMA 기술로 3G 핵심인 동영상 통화 첫 성공 - 삼성전자 TD-SCDMA폰은 유일한 상용화 수준의 제품
	세계 최초 양방향 지상파 DMB폰 상용화 시연	- 독일 IFA 전시회서 독일 T 시스템즈와 공동시연 - M 커머스등 양방향 지상파 DMB 서비스 세계 첫 구현
	세계 최초 초고속 TPS 성공	- 유선통신사업자 버사텔 통해 네델란드 전역 최근 개통 - ADSL 보다 3배 빠른 ADSL 2+를 이용한 초고속 TPS
반도체 총괄	서버용 신규격 D램 모듈 출시	- 차세대 표준규격 DDR2 D램 모듈 공급개시 - 기존 서버용 모듈 단점 해결, 메모리용량 8배 확대
	초소형 메모리카드 'MMC마이크로' 양산	- 손톱만한 크기 32M, 64M, 128M, 256M 메모리 4종양산 - 삼성 500,700만 화소 카메라폰 외장 메모리로 채택 - 1.8V/3.3V 동시지원, 고성능.저전력
	세계최대용량 2.5Gb 다중칩 (MCP) 업체 첫 양산	- 1Gb 낸드 플래쉬와 256Mb 모바일 D램 각각 2개 채용 4칩 MCP
	256Mb(메가비트) 'XDR D램' 양산 (eXtreme Data Rate DRAM)	- DDR D램 대비 10배이상 빠른 현존 최고속 XDR D램 - 8GB 속도로 1초 신문 50만장 분량 데이터 처리
	세계 최초 DDR3 D램 개발	- 초당 1Gb 데이터 전송, DDR 대비 4배, DDR2 대비 2배 속도 구현 - 업계 최초 1.5V 동작전압 실현, PC 전력 소모 최소화
	세계 최초 8칩 MCP 적층기술 개발	- 세계최초로 8개 칩을 1개의 초소형 반도체 PACKAGE로 구현 (3.2Gb *세계최대용량 복합 메모리 솔루션 제공)*
	세계 최초 90나노 512Mb DDR3 양산	- 초당 6.4GByte 데이터 전송 가능한 초고속 그래픽DDR3 세계 최초 양산 - 초당 8.0GByte 데이터 전송 가능한 세계 최고속 그래픽 DDR3 개발 - 단품 16개 탑재한 최대 1GByte 고성능 그래픽 카드 구현 가능
	4기가 원낸드 개발	- 휴대폰에 500만 화소급 사진 250장, MP3 음악파일 120곡 저장 가능 - 90나노 1Gb 원낸드 4개를 수직으로 쌓는 '4단 적층 패키지기술' - 3大 차별화 메모리반도체(MCP/모바일D램/원낸드) 기가時代 본격화
	세계최초 50나노 16기가 Nand Flash 개발	- 300억불 시장 창출 가능한 50나노 플래시 양산기술확보 - 6년연속 년2배 집적도 향상 실현, "반도체신성장론" - 최첨단 반도체 나노기술 절대 우위 지속 실현
	신개념 데이터 전송방식 원칩 DDI 개발	- 퀄컴社의 모바일 디스플레이용 고속 직렬 DATA 전송 표준 적용 - QVGA급 고화질 휴대폰 영상 원칩으로 구현 - 휴대폰 디자인의 소형화/다양화 기여, 데이터 전송 신뢰성 제고
LCD 총괄	세계최대 40인치 TV用 OLED 개발	- 세계최초 TV용 40인치 능동형(AM) OLED개발, OLED 대형화 발판 마련 - 1월 21인치 OLED 개발에 이어 4개월만에 40인치 대형 OLED 개발 쾌거 - HD급(WXGA) 고화질 구현이 가능한 저전력 초슬림 제품
	휴대폰 用 "섹션디스플레이" 기술 개발	- 하나의 디스플레이 내에서 표시창과 메인창으로 구분 - 표시창은 저소비전력 구현 방식으로 항상 켜진 상태유지 - 500 : 1 高명암비 구현, 야외 시인성 획기적 향상 - 금년 3분기부터 슬라이드폰, Bar 타입 및 폴더형 외부창 제품에 양산 적용 예정
생활가전 총괄	구김방지 스팀세탁기 개발	- 세계최초 은나노 살균기술과 스팀기능의 결합
	웰빙 필터 시스템 공기청정기 출시	- 집진,탈취는 물론 각종 오염원별 전문필터를 사용하여 질병예방 효과 강화 - 국내최초 알레르기 전문필터 채용
	신개념 공기세탁 드럼세탁기	- 물세탁/컨버터블 에어시스템으로 공기만으로 냄새, 진드기 제거

9. 기타 투자의사결정에 필요한 사항

가. 외부자금조달 요약표

[국내조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
은 행	-	-	-	-	
보 험 회 사	-	-	-	-	
종합금융회사	-	-	-	-	
여신전문금융회사	-	-	-	-	
상호저축은행	-	-	-	-	
기타금융기관	-	-	-	-	
금융기관 합계	-	-	-	-	
회사채 (공모)	-	-	-	-	
회사채 (사모)	-	-	-	-	
유 상 증 자 (공모)	3,477,232	-	-	3,477,232	
유 상 증 자 (사모)	-	-	-	-	
자산유동화 (공모)	-	-	-	-	
자산유동화 (사모)	-	-	-	-	
기 타	-	-	-	-	
자본시장 합계	3,477,232	-	-	3,477,232	
주주・임원・관계회사차입금	-	-	-	-	
기 타	-	-	-	-	
총 계	3,477,232	-	-	3,477,232	

[해외조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
금 융 기 관	-	-	-	-	
해외증권(회사채)	104,380	-	580	103,800	기준환율변동
해외증권(주식등)	1,977,912	-	10,902	1,967,010	기준환율변동
자 산 유 동 화	-	-	-	-	
기 타	-	-	-	-	
총 계	2,082,292	-	11,482	2,070,810	

나. 최근 3년간 신용등급

평가일	평가대상 유가증권 등	평가대상 유가증권의 신용등급	평가회사 (신용평가등급범위)	평가구분
'05. 7.14	회사채	A1	Moody's (미국) (Aaa ~ C)	수시평가
'03. 4. 4	회사채	A3	Moody's (미국) (Aaa ~ C)	정기평가

※ Moody's A1는 '투자적격' 등급으로 총 20개 신용등급 중 상위 5등급에 해당

※ Moody's의 본점소재지는 미국임

다. 기타 중요한 사항

- 해당사항 없음

III. 재무에 관한 사항

1. 요약재무정보

(단위 : 백만원)

구 분	제37기 분기	제36기	제35기	제34기	제33기
[유동자산]	(12,166,022)	(13,958,491)	(13,482,409)	(12,068,583)	(6,755,602)
・당좌자산	9,199,975	10,804,173	11,002,451	9,795,860	4,790,697
・재고자산	2,966,047	3,154,318	2,479,958	2,272,723	1,964,905
[리스자산]	(284,518)	(312,034)	-	-	-
[고정자산]	(34,251,120)	(29,546,018)	(25,720,972)	(22,371,017)	(21,163,804)
・투자자산	10,330,974	9,418,835	8,198,635	7,852,006	7,693,907
・유형자산	23,472,349	19,727,807	17,189,204	14,225,713	13,232,499
・무형자산	447,797	399,376	333,133	293,298	237,398
자산총계	46,701,660	43,816,543	39,203,381	34,439,600	27,919,406
[유동부채]	(7,516,489)	(8,720,903)	(9,191,898)	(7,590,014)	(6,314,242)
[고정부채]	(2,245,194)	(655,231)	(597,008)	(1,710,645)	(2,131,415)
부채총계	9,761,683	9,376,134	9,788,906	9,300,659	8,445,657
[자본금]	(897,514)	(897,514)	(895,241)	(889,147)	(882,117)
[자본잉여금]	(6,354,535)	(6,331,666)	(6,218,818)	(5,924,907)	(5,692,250)
・자본준비금	5,141,894	5,119,025	5,006,177	4,712,266	4,479,609
・재평가적립금	1,212,641	1,212,641	1,212,641	1,212,641	1,212,641
[이익잉여금]	(34,802,497)	(30,575,041)	(24,409,709)	(20,320,719)	(13,352,987)
[자본조정]	(△5,114,569)	(△3,363,812)	(△2,109,293)	(△1,995,832)	(△453,605)
자본총계	36,939,977	34,440,409	29,414,475	25,138,941	19,473,749
매출액	41,938,153	57,632,359	43,582,016	39,813,109	32,380,375
영업이익	5,924,689	12,016,877	7,192,702	7,478,195	2,295,334
경상이익	5,975,504	13,124,526	6,904,490	8,870,466	3,082,607
당기순이익	5,076,819	10,786,742	5,958,998	7,051,761	2,946,935

[Δ 는 부(-)의 수치임]

□ 최근 5사업연도중 발생한 주요 회계처리방법의 변경내역

회계연도	회계변경내용	변경사유
2001년	없음	
2002년	신규 취득자산에 대한 감가상각방법 변경 (반년법 → 월할법)	회계추정의 변경
2003년	외주가공을 위한 원자재 반출(매출→매출미인식) 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	없음	

2. 재무제표 이용상의 유의점

가. 재무제표 작성기준

- 일반적인 회계처리방침

당사의 분기재무제표는 대한민국의 기업회계기준서 제1호 내지 제17호(제11호 및 제14호를 제외)를 포함한 대한민국의 기업회계기준에 따라 작성되었으며, 분기재무제표를 작성하기 위하여 채택한 중요한 회계정책은 2005회계연도부터 적용되는 대한민국의 기업회계기준서 제15호 '지분법', 제16호 '법인세회계' 및 제17호 '충당부채와 우발부채・우발자산'의 적용에 따른 사항을 제외하고는 2004년 12월 31일로 종료하는 회계기간에 대한 연차재무제표 작성시 채택한 회계정책과 동일합니다.

- 기업회계기준서의 도입

당분기에 당사는 대한민국의 기업회계기준서 제15호 '지분법'에 따라 지분법손익과 지분법자본변동 및 부의지분법자본변동을 각각 순액으로 인식하는 방법에서 총액으로 인식하는 방법으로 변경하였으며, 내부미실현손익의 제거시 지분율 고려 방법을 변경하였습니다. 또한, 대한민국의 기업회계기준서 제16호 '법인세회계'에 따라 이연법인세자산과 이연법인세부채를 대차대조표상 유동과 비유동항목으로 분류하고, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하는 방법으로 변경하였으며, 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과를 관련 자본항목에 직접 반영하는 방법을 적용하였습니다 비교 목적으로 첨부한 2004년 12월 31일로 종료하는 회계연도의 대차대조표와 2004년 9월 30일로 종료하는 3개월 및 9개월 회계기간의 손익계산서는 상기 기준서의 경과조치에 따라 재작성하지 아니하였습니다.

- 수익인식기준

당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

- 대손충당금

당사는 분기대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정하고 있습니다.

- 재고자산의 평가

당사는 제품생산의 계속성을 유지하기 위하여 분기말을 기준으로 재고자산을 실사하지 않고, 계속기록법에 의해 파악된 수량 및 총평균법에 의하여 산정한 취득원가(시가가 취득원가보다 하락한 경우에는 시가)로 재고자산을 평가하고 있습니다. 다만, 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

- 유가증권의 평가

당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고 있으며 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우 유동자산으로 분류하고 있습니다. 유가증권의 취득원가는 총평균법을 이용하여 유가증권 취득을 위하여 제공한 대가의 시장가격에 취득부대비용을 포함한 가액으로 산정하고 있습니다.

매도가능증권은 공정가액으로 평가하되, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권에 대한 미실현보유손익은 자본조정(매도가능증권평가손익)으로 처리하고 당해 유가증권에 대한 자본항목의 누적금액은 그 유가증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다. 다만, 매도가능증권으로 분류된 채무증권의 경우 할인 또는 할증차금을 상각하여 이자수익을 먼저 인식한 후에, 상각후 취득원가와 공정가액의 차이금액인 미실현보유손익을 자본조정으로 처리하고 있습니다.

유가증권의 회수가능가액이 채무증권의 상각후 취득원가 또는 지분증권의 취득원가보다 작은 경우에는 감액손실을 인식하고 당기손익에 반영하고 있습니다.

- 지분법적용투자주식의 평가

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분증권은 지분법을 적용하여 평가하고 있습니다. 지분법적용투자주식을 원가로 인식한 후, 지분법적용투자주식의 취득 시점 이후 발생한 지분 변동액은 지분법적용투자주식에 가감 처리하며, 그 변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 지분법이익 또는 지분법손실의 과목으로 하여 당기순이익의 증가 또는 감소로, 이익잉여금의 증가 또는 감소로 인한 경우에는 이익잉여금의 증가 또는 감소로, 당기순손익과 전기이월이익잉여금을 제외한 자본의 증가 또는 감소로 인하여 발생한 경우에는 지분법자본변동 또는 부의지분법자본변동의 과목으로 하여 자본조정의 증가 또는 감소로 처리하고 있습니다. 지분법손익과 지분법자본변동 및 부의지분법자본변동은 각각 총액으로 인식하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 당사의 투자계정의 금액과 피투자회사의 순자산가액중 당사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만 피투자회사가 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 당사의 지분율이 변동된 경우에 발생하는 투자차액은 자본조정(지분법자본변동 또는 부의지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

기업회계기준서 제15호 '지분법'의 적용에 따라 당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 분기대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분은 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 당사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 분기대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다. 비교표시된 전기재무제표는 당사가 피투자회사에 매도함에 따라 발생한 미실현이익은 전액을 제거하고, 피투자회사가 당사에 매도함에 따라 발생한 미실현이익은 당사의 지분율에 상당하는

금액을 제거하여 투자주식에 반영하고, 피투자회사간의 거래에서 발생하는 미실현손익은 판매회사에 대한 당사의 지분율에 상당하는 금액만을 제거하는 투자주식에 반영하는 이전의 회계처리방침에 의하여 작성되었습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시재무제표 환산시 대차대조표 항목은 분기대차대조표일 현재의 환율로 (단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당분기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 검토를 받지 아니한 재무제표의 이용

당사의 지분법적용대상 피투자회사 중 일부 회사는 검토보고서일 현재까지 외부감사인으로부터의 검토가 완료되지 아니하여 지분법 평가시 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 검토를 받지 아니한 재무제표와 검토를 받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

- 유형자산의 평가와 감가상각방법

당사는 유형자산에 대해 당해 자산의 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출을 취득원가로 산정하고 있습니다. 다만, 재평가된 자산은 재평가액으로 평가하고 있습니다. 유형자산의 취득 또는 완성후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래의 경제적효익을 증가시키는 경우에는 자본적지출로 처리하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다. 또한, 유형자산의 진부화 또는 시장가치의 급격한 하락 등으로 인하여 유형자산의 미래 경제적효익이 장부가액에 현저하게 미달할 가능성이 있는 경우에는 감액손실의 인식여부를 검토하여 장부가액을 회수가능가액으로 조정하고 그 차액을 감액손실로 처리하고 있습니다.

유형자산에 대한 감가상각비는 당사가 추정한 내용연수에 따라 정액법에 의하여 계상되고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년
기 계 장 치	5 년		

- 무형자산의 평가와 상각방법

당사는 무형자산에 대해 당해 자산의 제작원가 또는 구입원가에 취득부대비용을 가산한 가액을 취득원가로 산정하고 있습니다. 자산의 진부화 및 시장가치의 급격한 하락 등으로 인하여 무형자산의 회수가능가액이 장부가액에 중요하게 미달하게 되는 경우에는 장부가액을 회수가능가액으로 조정하고 그 차액을 무형자산감액손실의 과목으로 하여 당기손실로 처리하고 있습니다. 무형자산은 취득원가에서 당사가 추정한 내용연수에 따라 정액법에 의하여 계상된 상각액을 직접 차감한 잔액으로 평가되고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

- 리스회계처리

당사는 리스료를 받고 리스자산을 대여하는 리스계약과 관련하여 리스자산의 소유에 따른 위험과 효익이 실질적으로 이전되는 경우에는 금융리스로 분류하고 그 외의 경우에는 운용리스로 분류하고 있습니다.

금융리스채권은 리스실행일 현재의 리스자산의 공정가액으로 계상되며, 리스기간에 걸쳐 회수되는 리스료 중 원금부분은 금융리스채권의 회수로 처리되고, 유효이자율법에 의하여 산정된 이자부분은 이자수익으로 인식됩니다.

- 신주발행비와 사채발행비

당사는 신주발행비를 주식발행가액에서 조정하여 주식발행초과금에서 차감하고, 사채발행비를 사채발행가액에서 조정하여 사채할인발행차금 또는 사채할증발행차금에 가감하는 방법으로 처리하고 있습니다.

- 사채할인(할증)발행차금

당사는 사채할인(할증)발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각(환입)하고, 동 상각(환입)액을 이자비용에 가산(차감)하여 처리하고 있습니다.

- 채권ㆍ채무의 현재가치 평가 및 재조정

당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권ㆍ채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권ㆍ채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권ㆍ채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

- 이연법인세자산, 부채

당사는 자산, 부채의 장부가액과 세무가액의 차이에 따른 일시적 차이에 대하여 이연법인세자산과 이연법인세부채를 인식하고 있습니다. 이연법인세자산과 이연법인세부채는 미래에 일시적차이의 소멸 등으로 인하여 미래에 경감되거나 추가적으로 부담할 법인세부담액으로 측정하고 있습니다. 일시적차이의 법인세효과는 발생한 기간의 법인세비용에 반영하고 있으며, 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과는 관련 자본 항목에 직접 반영하고 있습니다. 이연법인세자산은 향후 과세소득의 발생이 거의 확실하여 이연법인세자산의 법인세 절감 효과가 실현될 수 있을 것으로 기대되는 경우에 자산으로 인식하고 있으며, 이월 세액공제와 세액감면에 대하여서는 이월공제가 활용될 수 있는 미래기간에 발생할 것이 거의 확실한 과세소득의 범위 안에서 이연법인세자산을 인식하고 있습니다.

이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

- 외화자산ㆍ부채의 환산

당사는 분기대차대조표일 현재의 환율(미국 달러화의 경우 ₩1,038.0/US$1)에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

- 퇴직급여충당금

당사는 임직원 퇴직금 지급규정에 따라 당분기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당금으로 설정하고 있습니다.

당사는 수익자인 종업원의 퇴직금수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다.

- 제품보증

당사는 매출제품에대한 품질보증, 하자보수 및 그에 따른 사후 서비스 등으로 인하여 향후 부담하게 될 비용을 관련제품이 매출되는 시점에 비용으로 계상하고 있습니다.

- 국고보조금

당사는 정부 또는 정부출연기관과 기술개발사업협약을 체결하고 있으며 정부 또는 정부출연기관으로부터 수령한 국고보조금을 선수수익으로 계상하여 관련 기술개발사업에 사용하는 시점에 관련 비용과 상계하여 처리하고 있습니다.

- 자산감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부가액에 미달하고 그 미달액이 중요한 경우에는 이를 장부가액에서 직접 차감하여 회수가능가액으로 조정하고, 장부가액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다.

- 당사는 회계처리 및 재무제표등의 작성에 있어서 기업회계기준을 따르고 있으며 "1.요약 재무정보" 및 "4.재무제표"에 기재된 내용은 모두 기업회계 기준에 합치되며, 제36기,제35기,제34기 및 제33기 재무제표는 주주총회 승인재무제표와 일치합니다

나. 기업회계기준 등의 위반사항

- 해당사항 없음

다. 기타 유의하여야 할 사항

- 감사인의 감사보고서에 기재된 특기사항

사 업 연 도	특 기 사 항(또는 참고사항)
제 37 기 분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 1,929,665백만원과 30,727,988천불 및 9,293,135백만원과 5,496,854천불이며, 2005년 9월 30일 현재 관련 채권과 채무 잔액은 각각 950,944백만원과 552,589천불 및 2,242,012백만원과 730,440천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기 분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 1,191,497백만원과 27,727,843천불 및 8,162,777백만원과 6,462,918천불이며, 2004년 9월 30일 현재 관련 채권과 채무 잔액은 각각 464,664백만원과 384,810천불 및 1,673,700백만원과 552,323천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것 등을 합의하였습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다
제 36 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순

사 업 연 도	특 기 사 항(또는 참고사항)
	위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 35 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사는 당기중 삼성그룹내 국내외관계회사 및 회사의 종속회사와 거래를 하였는 바, 이와 관련된 매출등은 원화 1,423,958백만원과 외화 24,533,201천불이며, 매입등은 원화 8,373,540백만원과 외화 7,328,688천불입니다. 또한, 상기 거래로 인한 2003년 12월 31일 현재 관련 채권잔액은 원화 437,101백만원과 외화 211,136천불이며, 채무잔액은 원화 1,813,976백만원과 외화 530,508천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우, 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것을 합의하였습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다. (3) 대차대조표일 이후 발생한 중요사항 회사는 2003년 10월 17일자 이사회 결의에 의거 대차대조표일 이후에 기명식 보통주식 76,100주와 무의결권우선주식 53,880주를 49,555백만원에 취득하였습니다. 또한, 회사는 2004년 1월 15일에 취득원가 1,046,818백만원인 기명식 보통주식 2,150,000주와 무의결권우선주식 330,000주를 주주에게 배당할 이익으로 소각하였습니다. 또한 회사의 지분법적용 회사인 삼성카드(주)와 삼성캐피탈(주)는 2004년 2월 1일을 합병기일로 하여 합병될 예정입니다.

3. 회계정보에 관한 사항

가. 대손충당금 설정현황

(1) 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원,%)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제37기 분기	매출채권	1,584,943	17,481	1.1
	단기대여금	70,958	538	0.8
	미수금	527,953	5,020	1.0
	선급금	471,272	1,913	0.4
	장기성매출채권	6,397	852	13.3
	장기대여금	95,803	566	0.6
	합 계	2,757,326	26,370	1.0
제36기	매출채권	1,345,860	14,273	1.1
	단기대여금	64,474	645	1.0
	미수금	943,125	5,467	0.6
	선급금	356,963	1,622	0.5
	장기성매출채권	2,699	815	30.2
	장기대여금	72,135	420	0.6
	합 계	2,785,256	23,242	0.8
제35기	매출채권	1,399,703	18,274	1.3
	단기대여금	56,523	562	1.0
	미수금	719,780	3,955	0.5
	선급금	243,600	1,364	0.6
	장기성매출채권	4,473	940	21.0
	장기대여금	45,395	166	0.4
	합 계	2,469,474	25,261	1.0

※ 채권총액은 현재가치할인차금 반영 후 금액임

(2) 최근 3사업연도의 대손충당금 변동현황

(단위 : 백만원)

구 분	제37기 분기	제36기	제35기
1. 기초 대손충당금 잔액합계	23,242	25,261	27,142
2. 순대손처리액(①－②±③)	451	4,523	6,235
① 대손처리액(상각채권액)	457	4,788	6,858
② 상각채권회수액	6	265	623
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	3,579	2,504	4,354
4. 기말 대손충당금 잔액합계	26,370	23,242	25,261

(3) 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하며, 1% 미만시 채권잔액의 1% 로 대손충당금 설정
- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정

· 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리

- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해

채권의 회수불능이 객관적으로 입증된 경우
- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우
- 채권회수에 대한 분쟁이 3년 이상 지속된 경우

(4) 당해 사업연도말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	1,558,801	25,558	6,162	819	1,591,340
구성비율	97.9%	1.6%	0.4%	0.1%	100.0%

나. 재고자산의 보유 및 실사내역 등

(1) 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	계정과목	제37기 분기	제 36 기	제 35 기	비고
디지털미디어총괄	상 품	40,884	23,921	22,185	
	제 품	63,475	53,098	93,428	
	재공품	53,327	85,606	82,365	
	원재료	121,434	169,742	189,734	
	기 타	43,612	40,266	33,911	
	소 계	322,732	372,633	421,623	
정보통신총괄	제 품	31,196	71,572	47,608	
	재공품	262,366	252,178	248,319	
	원재료	456,990	446,087	412,401	
	기 타	61,237	56,358	64,868	
	소 계	811,789	826,195	773,196	

사업부문	계정과목	제37기 분기	제 36 기	제 35 기	비고
반도체총괄	상 품	922	512	439	
	제 품	131,450	217,724	86,162	
	재공품	787,512	866,099	537,878	
	원재료	201,801	147,452	62,556	
	기 타	58,596	50,184	40,480	
	소 계	1,180,281	1,281,971	727,515	
LCD총괄	상 품	7,477	-	-	
	제 품	53,595	80,174	31,181	
	재공품	131,205	142,713	125,578	
	원재료	150,476	128,366	115,113	
	기 타	22,233	22,107	17,476	
	소 계	364,987	373,360	289,348	
생활가전총괄	상 품	88,260	39,262	24,513	
	제 품	12,003	29,526	36,815	
	재공품	1,835	5,634	8,521	
	원재료	5,182	3,488	24,186	
	기 타	6,789	9,485	27,181	
	소 계	114,068	87,395	121,216	
기 타	상 품	25,094	30,763	15,638	
	재공품	70,900	109,041	65,232	
	원재료	1,574	308	37	
	기 타	74,622	72,652	66,153	
	소 계	172,190	212,764	147,060	
합 계	상 품	162,637	94,458	62,775	
	제 품	291,719	452,094	295,194	
	재공품	1,307,145	1,461,271	1,067,893	
	원재료	937,457	895,443	804,027	
	기 타	267,089	251,052	250,069	
총 계		2,966,047	3,154,318	2,479,958	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]		6.4%	7.2%	6.3%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고+기말재고)÷2}]		12.9회	13.2회	12.4회	

2) 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의 실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시

※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사

- 사외보관재고

제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행

- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본 추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 분기말 현재 재고자산에 대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	재고보유금액	평가금액	분기말재고잔액	비 고
상 품	166,878	166,878	4,241	162,637	
제 품	305,517	305,517	13,798	291,719	
반제품	170	170	-	170	
재공품	1,398,394	1,398,394	91,249	1,307,145	
원재료	959,070	959,070	21,613	937,457	
저장품	166,464	166,464	10,296	156,168	
미착품	110,751	110,751	-	110,751	
합 계	3,107,244	3,107,244	141,197	2,966,047	

다. 최근 5사업연도의 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2001년	없음	
2002년	신규 취득자산에 대한 감가상각방법 변경 (반년법 → 월할법)	회계추정의 변경
2003년	외주가공을 위한 원자재 반출(매출→매출미인식) 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	없음	

라. 최근 5사업연도 중 당기순손실이 발생한 사업연도와 그 주요원인

- 해당사항 없음

마. 최근 5사업연도 중 직전사업연도대비 당기순이익 증감율이 30% 이상이거나 흑자전환인 사업연도와 그 주요원인

회계연도	당기순이익 증감율	주요 증감원인
2001년	-51%	반도체 가격 하락 및 경기침체
2002년	139%	반도체 가격 상승, 휴대폰 매출 호조
2004년	81%	반도체, 통신, LCD 등 주력 사업부문 호조

바. 당해 사업연도의 시장성없는 지분성증권 평가 현황

(1) 공정가액으로 평가한 시장성없는 지분성증권 내역

- 해당사항 없음

(2) 시장성없는 지분성증권의 평가방법 등

□ 평가원칙

- 기업회계기준에서 제시된 회복가능성의 판단기준(객관적인 증거)에 해당하는 사실이 발생한 투자주식 ⇒ 순자산 가액으로 조정
- 기타 투자주식 ⇒ 감액 TEST실시후 충족요건 미달시 순자산가액으로 조정

□ 평가방법

단계별평가 및 질적분석결과를 종합하여 감액여부 판단

- 단계별 평가

① 순자산가액 하락의 일시성여부(취득시점대비 20%이상, 6개월이상 지속시)

② 권리행사(매각,양도) 가능여부 및 불리한 계약사항의 유무

③ 최근(1년내) 유상증자 실시여부

- 질적분석

① 당초취득목적의 유효성 지속여부

② 재무지표 분석(3개년간 매출, 순이익, 현금흐름등)

③ 재무건전성 평가(Z-score를 이용한 분석)

4. 재무제표

가. 대차대조표

대 차 대 조 표

제 37 기 분기 2005. 9. 30 현재
제 36 기 2004. 12. 31 현재
제 35 기 2003. 12. 31 현재

(단위 : 백만원)

과 목	제 37 기 분기말		제 36 기말		제 35 기말	
자 산						
I. 유 동 자 산		(12,166,022)		(13,958,491)		(13,482,409)
(1) 당 좌 자 산		(9,199,975)		(10,804,173)		(11,002,451)
1. 현금및현금등가물		549,298		957,819		1,268,209
2. 단기금융상품		2,690,571		4,186,706		4,246,836
3. 단기매도가능증권		1,545,766		2,289,365		2,470,600
4. 매 출 채 권	1,584,943		1,345,860		1,399,703	
대손충당금	17,481	1,567,462	14,273	1,331,587	18,274	1,381,429
5. 단 기 대 여 금	70,958		64,474		56,523	
대손충당금	538	70,420	645	63,829	562	55,961
6. 미 수 금	527,978		943,125		719,801	
대손충당금	5,020		5,467		3,955	
현재가치할인차금	25	522,933	-	937,658	21	715,825
7. 미 수 수 익		98,120		94,335		65,384
8. 선 급 금	471,272		356,963		243,600	
대손충당금	1,913	469,359	1,622	355,341	1,364	242,236
9. 선 급 비 용		455,871		327,171		384,222
10. 예 치 보 증 금		96,572		252,225		163,062
11. 전 도 금		8,896		8,137		8,687
12. 단기이연법인세자산		1,124,707		-		-
(2) 재 고 자 산		(2,966,047)		(3,154,318)		(2,479,958)
1. 상 품		162,637		94,458		62,775
2. 제 품		291,719		452,094		295,194
3. 반 제 품		170		-		14,206
4. 재 공 품		1,307,145		1,461,271		1,067,893
5. 원 재 료		937,457		895,443		804,027
6. 저 장 품		156,168		151,944		132,004
7. 미 착 품		110,751		99,108		103,859
II. 리 스 자 산		(284,518)		(312,034)		-
1. 금융리스채권		284,518		312,034		-
III. 고 정 자 산		(34,251,120)		(29,546,018)		(25,720,972)
(1) 투 자 자 산		(10,330,974)		(9,418,835)		(8,198,635)
1. 장기금융상품		56		57		59
2. 장기매도가능증권		830,954		463,197		571,340
3. 지분법적용투자주식		8,470,838		8,353,211		6,610,632
4. 장기성매출채권	6,948		2,888		4,677	

과 목	제 37 기 분기말		제 36 기말		제 35 기말	
대손충당금	852		815		940	
현재가치할인차금	551	5,545	189	1,884	204	3,533
5. 장기대여금	106,461		77,755		45,414	
대손충당금	566		420		166	
현재가치할인차금	10,658	95,237	5,620	71,715	19	45,229
6. 보 증 금		422,112		337,492		338,732
7. 장기선급비용		506,232		191,279		268,629
8. 이연법인세차		-		-		360,442
9. 기타투자자산		-		-		39
(2) 유 형 자 산		(23,472,349)		(19,727,807)		(17,189,204)
1. 토 지		2,575,081		2,058,816		1,942,063
2. 건 물	5,665,133		4,794,811		4,077,181	
감가상각누계액	1,105,357	4,559,776	914,564	3,880,247	728,528	3,348,653
3. 구 축 물	373,483		344,274		285,406	
감가상각누계액	110,693	262,790	96,286	247,988	79,272	206,134
4. 기 계 장 치	33,595,274		28,883,528		23,701,269	
감가상각누계액	20,442,178	13,153,096	17,529,379	11,354,149	14,023,731	9,677,538
5. 공구기구비품	1,430,877		1,410,418		1,236,922	
감가상각누계액	837,654	593,223	876,061	534,357	800,955	435,967
6. 차 량 운 반 구	165,137		161,708		150,752	
감가상각누계액	71,258	93,879	63,835	97,873	51,014	99,738
7. 건설중인 자산		1,946,299		1,422,097		1,335,104
8. 미 착 기 계		288,205		132,280		144,007
(3) 무 형 자 산		(447,797)		(399,376)		(333,133)
1. 영 업 권		2,056		3,673		4,300
2. 산 업 재 산 권		231,179		211,842		208,789
3. 기타의무형자산		214,562		183,861		120,044
자 산 총 계		46,701,660		43,816,543		39,203,381
부 채						
Ⅰ. 유 동 부 채		(7,516,489)		(8,720,903)		(9,191,898)
1. 매 입 채 무		2,034,960		1,823,316		1,861,180
2. 미 지 급 금	2,707,899		2,606,154		2,688,805	
현재가치할인차금	18,628	2,689,271	10,597	2,595,557	1,807	2,686,998
3. 선 수 금		58,752		171,130		171,166
4. 예 수 금		201,477		358,040		350,147
5. 미 지 급 비 용		2,135,693		2,359,751		2,161,407
6. 미지급법인세		379,444		1,378,429		884,012
7. 유동성장기부채	-		-		1,050,503	
사채할인발행차금	-	-	-	-	5,292	1,045,211
8. 선 수 수 익		16,892		34,680		31,777
Ⅱ. 고 정 부 채		(2,245,194)		(655,231)		(597,008)
1. 사 채	103,800		104,380		119,780	
사채할인발행차금	5,768	98,032	5,835	98,545	5,920	113,860
2. 장기미지급금	568,431		153,555		189,491	
현재가치할인차금	81,352	487,079	13,936	139,619	32,282	157,209
3. 퇴직급여충당금	1,201,116		994,157		816,293	

과 목	제 37 기 분기말		제 36 기말		제 35 기말	
국민연금전환금	13,238		14,465		16,587	
퇴직보험예치금	666,939	520,939	582,608	397,084	473,767	325,939
4. 장기이연법인세부채		1,139,144		19,983		-
부 채 총 계		9,761,683		9,376,134		9,788,906
자 본						
I. 자 본 금		(897,514)		(897,514)		(895,241)
1. 보통주자본금		778,047		778,047		775,774
2. 우선주자본금		119,467		119,467		119,467
II. 자 본 잉 여 금		(6,354,535)		(6,331,666)		(6,218,818)
1. 주식발행초과금		4,403,893		4,403,893		4,356,898
2. 기타자본잉여금		1,950,642		1,927,773		1,861,920
III. 이 익 잉 여 금		(34,802,497)		(30,575,041)		(24,409,709)
1. 이익준비금		450,789		447,789		444,789
2. 기업합리화적립금		6,512,101		5,512,101		4,512,101
3. 재무구조개선적립금		204,815		204,815		204,815
4. 해외시장개척준비금		510,750		510,750		510,750
5. 해외투자손실준비금		164,982		164,982		164,982
6. 연구및인력개발준비금		14,936,458		10,936,458		8,436,458
7. 수출손실준비금		167,749		167,749		167,749
8. 자사주처분손실준비금		1,350,000		800,000		800,000
9. 시설적립금		5,504,656		4,859,891		4,250,393
10. 처분전이익잉여금		5,000,197		6,970,506		4,917,672
(당기순이익 -						
37기분기 : 5,076,819백만원						
36기 : 10,786,742백만원						
35기 : 5,958,998백만원)						
IV. 자 본 조 정		(△5,114,569)		(△3,363,812)		(△2,109,293)
1. 자 기 주 식		△6,123,104		△4,159,639		△3,457,834
2. 매도가능증권평가이익		294,858		30,134		35,208
3. 매도가능증권평가손실		△4,113		△26,514		△4,841
4. 지분법자본변동		700,078		99,915		613,858
5. 부의지분법자본변동		△643,159		-		-
6. 주식매수선택권		660,871		692,292		704,316
자 본 총 계		36,939,977		34,440,409		29,414,475
부채와 자본 총계		46,701,660		43,816,543		39,203,381

[△는 부(-)의 수치임]

※ 대차대조표의 주석은 제37기 분기 검토보고서 및 제36기,제35기 감사보고서의 주석사항 참조

나. 손익계산서

손 익 계 산 서

제 37 기 분기 (2005. 1. 1 부터 2005. 9. 30 까지)
제 36 기 분기 (2004. 1. 1 부터 2004. 9. 30 까지)
제 36 기 (2004. 1. 1 부터 2004. 12. 31 까지)
제 35 기 (2003. 1. 1 부터 2003. 12. 31 까지)

(단위 : 백만원)

과 목	제 37 기 분기		제 36 기 분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
Ⅰ. 매 출 액	14,537,986	41,938,153	14,343,943	43,737,027	57,632,359	43,582,016
1. 국내매출액	2,640,354	7,718,920	2,315,849	7,747,739	10,036,763	9,348,628
2. 수 출 액	11,897,632	34,219,233	12,028,094	35,989,288	47,595,596	34,233,388
Ⅱ. 매 출 원 가	10,143,181	29,546,019	9,516,479	27,567,005	37,279,686	29,518,753
1. 기초재고액	467,278	546,552	399,522	357,969	357,969	470,543
2. 제조 및 매입원가	9,984,832	29,042,819	9,266,560	27,279,412	36,917,046	27,838,224
3. 타계정에서 대체	288,525	818,396	432,560	744,302	1,037,269	2,116,742
계	10,740,635	30,407,767	10,098,642	28,381,683	38,312,284	30,425,509
4. 타계정으로 대체	143,098	407,392	151,151	383,666	486,046	548,787
5. 기말재고액	454,356	454,356	431,012	431,012	546,552	357,969
Ⅲ. 매 출 총 이 익	4,394,805	12,392,134	4,827,464	16,170,022	20,352,673	14,063,263
Ⅳ. 판매비와관리비	2,269,644	6,467,445	2,085,119	5,685,762	8,335,796	6,870,561
Ⅴ. 영 업 이 익	2,125,161	5,924,689	2,742,345	10,484,260	12,016,877	7,192,702
Ⅵ. 영 업 외 수 익	577,970	1,989,610	713,358	1,387,187	2,136,741	1,115,155
1. 이 자 수 익	44,349	147,747	75,312	213,414	280,241	239,028
2. 배 당 금 수 익	-	20,074	-	15,187	15,187	11,177
3. 수 수 료 수 익	74,898	168,664	53,233	159,436	205,287	169,119
4. 임 대 료	14,044	42,368	13,785	40,147	54,364	44,623
5. 매도가능증권처분이익	2,907	20,630	523	33,422	65,398	53,247
6. 외 환 차 익	92,403	233,745	65,375	249,844	402,774	295,269
7. 외화환산이익	6,817	96,393	-	46,423	138,528	13,415
8. 지분법이익	269,959	1,007,387	392,932	349,178	576,923	-
9. 유형자산처분이익	7,535	33,605	12,920	50,005	64,024	28,242
10. 기타영업외수익	65,058	218,997	99,278	230,131	334,015	261,035
Ⅶ. 영 업 외 비 용	546,025	1,938,795	189,468	623,983	1,029,092	1,403,367
1. 이 자 비 용	11,303	29,218	17,812	60,152	65,970	95,656
2. 매출채권처분손실	47,736	126,558	29,483	72,959	105,609	62,933
3. 매도가능증권처분손실	979	21,422	396	9,936	15,245	31,732
4. 외 환 차 손	103,989	252,542	59,174	216,611	364,867	355,767
5. 외화환산손실	12,126	31,292	2,127	21,252	41,903	34,182
6. 지분법손실	289,780	1,322,027	-	-	-	228,916
7. 기 부 금	60,310	105,333	59,589	103,443	174,441	104,562
8. 매도가능증권감액손실	-	-	-	-	10,166	339,646
9. 유형자산처분손실	1,130	5,206	10,570	19,760	64,425	30,620
10. 기타영업외비용	18,672	45,197	10,317	119,870	186,466	119,353

과 목	제 37 기 분기		제 36 기 분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
Ⅷ. 경 상 이 익	2,157,106	5,975,504	3,266,235	11,247,464	13,124,526	6,904,490
Ⅸ. 특 별 이 익	-	-	-	-	-	-
Ⅹ. 특 별 손 실	-	-	-	-	-	-
Ⅺ. 법인세비용차감전순이익	2,157,106	5,975,504	3,266,235	11,247,464	13,124,526	6,904,490
Ⅻ. 법 인 세 비 용	273,142	898,685	576,771	2,286,062	2,337,784	945,492
XIII. 당 기 순 이 익	1,883,964	5,076,819	2,689,464	8,961,402	10,786,742	5,958,998
(기본주당경상이익 및 순이익-						
당분기 누적 : 33,049원, 전분기 누적 : 56,164원						
당분기 3개월 : 12,419원, 전분기 3개월 : 16,993원						
36기:67,899원, 35기:36,356원						
희석주당경상이익 및 순이익-						
당분기 누적 : 32,521원, 전분기 누적 : 55,286원						
당분기 3개월 : 12,195원, 전분기 3개월 : 16,744원						
36기:66,864원, 35기:35,930원)						

※ 기본주당경상이익 및 순이익, 희석주당경상이익 및 순이익의 산출근거는 제37기 분기, 제36기 분기 검토보고서 및 제36기, 제 35기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제37기 분기, 제36기 분기 검토보고서 및 제36기, 제 35기 감사보고서의 주석사항 참조

다. 이익잉여금처분계산서 또는 결손금처리계산서

이 익 잉 여 금 처 분 계 산 서

제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)
제 35 기 (2003. 01. 01 부터 2003. 12. 31 까지)
제 34 기 (2002. 01. 01 부터 2002. 12. 31 까지)

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
I. 처분전이익잉여금		6,970,506		4,917,672		6,967,764
1. 전기이월이익잉여금	31		31		32	
2. 지분법적용회사의 잉여금변동	-		21,482		-	
3. 중간배당액	(791,139)		(81,541)		(84,029)	
36기 주당배당금(률) : 5,000원(100%)						
35기 주당배당금(률) : 500원 (10%)						
34기 주당배당금(률) : 500원 (10%)						
4. 자사주이익소각	(3,025,128)		(981,298)		-	
5. 당 기 순 이 익	10,786,742		5,958,998		7,051,761	
II. 이익잉여금처분액		6,970,476		4,917,641		6,967,733
1. 이 익 준 비 금	3,000		3,000		3,500	
2. 기업합리화적립금	1,000,000		1,000,000		1,000,000	
3. 배 당 금	772,711		805,143		828,651	
가. 현 금 배 당	(772,711)		(805,143)		(828,651)	
주당배당금(률):						
제36기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
제35기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
제34기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
4. 연구및인력개발준비금	4,000,000		2,500,000		3,000,000	
5. 자사주처분손실준비금	550,000		-		600,000	
6. 시설적립금	644,765		609,498		1,535,582	
III. 차기이월이익잉여금		30		31		31

※ 이익잉여금처분계산서의 주석은 제36기,제35기,제34기 감사보고서의 주석사항 참조

라. 현금흐름표

현 금 흐 름 표

제 37 기 분기 (2005. 1. 1 부터 2005. 9. 30 까지)
제 36 기 분기 (2004. 1. 1 부터 2004. 9. 30 까지)
제 36 기 (2004. 1. 1 부터 2004. 12. 31 까지)
제 35 기 (2003. 1. 1 부터 2003. 12. 31 까지)

(단위 : 백만원)

과 목	제 37 기 분기		제 36 기 분기		제 36 기연간	제 35 기연간
	3개월	누적	3개월	누적		
Ⅰ. 영업활동으로 인한 현금흐름	3,061,352	8,276,477	3,318,266	11,957,130	14,804,345	10,271,707
1. 당 기 순 이 익	1,883,964	5,076,819	2,689,464	8,961,402	10,786,742	5,958,998
2. 현금의 유출이 없는 비용등의 가산	1,818,872	5,834,505	1,400,757	4,382,614	5,780,437	5,051,073
가. 감가상각비	1,262,845	3,670,736	1,107,819	3,248,271	4,438,990	3,691,217
나. 무형자산상각비	27,752	80,077	22,347	63,500	87,125	69,902
다. 퇴직급여	80,182	313,719	64,022	301,641	365,041	257,011
라. 대손상각비	129	4,129	5,415	9,203	4,374	4,354
마. 매출채권처분손실	47,736	126,558	29,483	72,959	105,609	62,933
바. 외화환산손실	12,126	31,292	1,163	21,252	41,903	34,182
사. 지분법손실	289,780	1,322,027	-	-	-	228,916
아. 유형자산처분손실	1,130	5,206	10,570	19,760	64,425	30,620
자. 매도가능증권처분손실	979	21,422	396	9,936	15,245	31,732
차. 매도가능증권감액손실	-	-	-	-	10,166	339,646
카. 재고자산폐기손실 등	75,042	197,905	54,313	148,912	180,200	140,572
타. 주식보상비용	14,303	45,110	19,233	52,568	71,693	124,633
파. 이연법인세자산(부채)으로인한 법인세비용의 증가	4,391	-	83,674	408,055	380,425	-
하. 기타 현금의 유출이 없는 비용등의 증가	2,477	16,324	2,322	26,557	15,241	35,355
3. 현금의 유입이 없는 수익등의 차감	(293,711)	(1,289,237)	(414,283)	(498,719)	(849,575)	(514,926)
가. 외화환산이익	6,817	96,393	2,003	46,423	138,528	13,415
나. 지분법이익	269,959	1,007,387	392,932	349,178	576,923	-
다. 유형자산처분이익	7,535	33,605	12,920	50,005	64,024	28,242
라. 매도가능증권처분이익	2,907	20,630	523	33,422	65,398	53,247
마. 대손충당금환입	56	551	-	274	1,871	-
바. 이연법인세자산(부채)으로인한 법인세비용의 감소	-	115,829	-	-	-	414,092
사. 이자수익으로 인한 매도가능증권의 증가	5,026	12,387	5,706	18,874	2,593	4,549
아. 기타 현금의 유입이 없는 수익 등의 차감	1,411	2,455	199	543	238	1,381
4. 영업활동으로 인한 자산・부채의 변동	(347,773)	(1,345,610)	(357,672)	(888,167)	(913,259)	(223,438)
가. 매출채권의 증가	(64,443)	(376,064)	(70,733)	(583,759)	(83,295)	(347,302)
나. 미수금의 감소(증가)	(41,087)	417,187	39,799	271,690	(228,436)	(301,573)
다. 미수수익의 감소(증가)	1,291	(3,217)	(7,893)	(9,882)	(30,146)	109,906
라. 선급금의 증가	(45,284)	(114,309)	(32,226)	(116,656)	(113,363)	(117,448)
마. 선급비용의 감소(증가)	(76,669)	(36,546)	(4,127)	(50,611)	134,401	111,424
바. 예치보증금의 감소(증가)	47,520	155,597	960	(20,366)	(89,210)	(5,562)
사. 재고자산의 감소(증가)	(157,216)	(9,634)	(165,457)	(709,238)	(854,560)	(366,962)
아. 금융리스채권의 감소(증가)	14,977	31,642	-	-	-	-
자. 장기선급비용의 증가(감소)	(143,839)	(269,119)	25,901	29,635	-	-
차. 매입채무의 증가(감소)	(57,427)	208,527	(74,315)	165,363	(33,669)	199,654
카. 미지급금의 증가(감소)	251,492	42,177	(214,433)	(116,840)	(72,759)	701,331

과 목	제 37 기 분기		제 36 기 분기		제 36 기연간	제 35 기연간
	3개월	누적	3개월	누적		
타. 선수금의 증가(감소)	(46,766)	(112,378)	8,038	(39,716)	3,529	95,041
파. 예수금의 증가(감소)	13,504	(156,563)	(17,753)	(135,151)	7,899	(38,565)
하. 미지급비용의 증가(감소)	182,971	(160,705)	258,446	171,963	279,889	281,988
거. 미지급법인세의 증가(감소)	(357,553)	(1,007,251)	(62,130)	410,217	475,180	(344,043)
너. 선수수익의 증가(감소)	2,093	(17,788)	(1,778)	(739)	2,903	(22,831)
더. 장기미지급금의 증가(감소)	148,045	260,095	(8,261)	(18,705)	(18,986)	23,531
러. 퇴직금의 지급	(30,744)	(108,871)	(41,614)	(173,378)	(190,359)	(103,756)
머. 퇴직보험예치금의 감소(증가)	11,098	(84,331)	9,045	38,601	(108,841)	(95,112)
버. 기타영업활동으로인한자산·부채의 변동	264	(4,059)	859	(595)	6,564	(3,159)
II. 투자활동으로 인한 현금흐름	(1,757,335)	(5,826,774)	(2,485,341)	(7,854,486)	(8,791,658)	(7,342,589)
1. 투자활동으로 인한 현금유입액	1,330,934	4,544,010	268,411	3,222,101	3,599,690	3,811,520
가. 단기금융상품의 순감소	752,337	1,496,135	-	-	60,130	26,166
나. 단기매도가능증권의 처분	442,879	2,511,427	150,236	2,504,305	2,518,498	3,209,090
다. 장기매도가능증권의 처분	8,113	21,522	1,152	67,677	102,667	148,504
라. 지분법적용투자주식의 처분등	75,013	314,855	19,759	198,049	300,840	281,688
마. 보증금의 감소	9,397	28,469	8,944	61,733	70,575	38,454
바. 유형자산의 처분	30,426	136,506	75,049	365,815	520,865	92,057
사. 기타투자활동으로 인한 현금유입액	12,769	35,096	13,271	24,522	26,115	15,561
2. 투자활동으로 인한 현금유출액	(3,088,269)	(10,370,784)	(2,753,752)	(11,076,587)	(12,391,348)	(11,154,109)
가. 단기금융상품의 순증가	-	-	550,960	871,428	-	-
나. 단기매도가능증권의 취득	345,120	1,725,495	147,991	2,143,951	2,292,871	3,896,389
다. 장기매도가능증권의 취득	3,768	11,247	1,189	9,594	23,083	54,444
라. 지분법적용투자주식의 취득	147,026	801,480	431,466	1,880,618	1,980,439	244,911
마. 보증금의 증가	55,778	113,418	18,082	60,148	69,777	66,640
바. 유형자산의 취득	2,474,255	7,570,651	1,520,294	5,978,797	7,869,985	6,789,358
사. 무형자산의 취득	29,416	85,589	57,747	74,308	94,666	37,414
아. 기타투자활동으로 인한 현금유출액	32,906	62,904	26,023	57,743	60,527	64,953
III. 재무활동으로 인한 현금흐름	(1,547,155)	(2,858,224)	(1,445,004)	(4,187,591)	(6,323,077)	(3,070,289)
1. 재무활동으로 인한 현금유입액	104,979	140,509	12,319	103,880	115,924	1,909
가. 주식매수선택권의 행사로 인한 자기주식의 처분	104,979	140,509	12,319	103,880	115,924	1,909
2. 재무활동으로 인한 현금유출액	(1,652,134)	(2,998,733)	(1,457,323)	(4,291,471)	(6,439,001)	(3,072,198)
가. 유동성장기부채의 상환	-	-	500,096	501,208	1,001,207	183,340
나. 현금배당금의 지급	76,652	849,362	791,139	1,596,282	1,596,281	910,192
다. 자기주식의 취득	1,575,482	2,149,371	166,088	2,193,953	3,841,485	1,978,562
라. 기타재무활동으로 인한 현금유출액	-	-	-	28	28	104
IV. 현 금 의 증 가(감소)(I + II + III)	(243,138)	(408,521)	(612,079)	(84,947)	(310,390)	(141,171)
V. 기 초 의 현 금	792,436	957,819	1,795,341	1,268,209	1,268,209	1,409,380
VI. 기 말 의 현 금	549,298	549,298	1,183,262	1,183,262	957,819	1,268,209

※ 현금흐름표의 주석은 제37기 분기, 제 36기 분기 검토 보고서 및 제36기, 제35기 감사보고서의 주석사항 참조

마. 당해 사업연도의 재무제표에 대한 주석

- 첨부된 검토보고서상의 재무제표에 대한 주석 참조.

바. 당해 사업연도의 수정 전ㆍ후의 재무제표

- 해당사항 없음

5. 연결재무제표

가. 요약연결재무정보

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기	제 33 기	제 32 기
[유동자산]	31,991,225	35,555,135	36,164,205	26,870,721	25,796,284
· 당좌자산	26,187,579	30,773,930	31,867,298	23,259,989	21,071,408
· 재고자산	5,803,646	4,781,205	4,296,907	3,610,732	4,724,876
[고정자산]	37,013,400	32,486,606	28,790,781	25,244,157	20,625,220
· 투자자산	12,506,482	12,550,946	12,164,350	9,551,003	6,072,335
· 유형자산	23,962,396	19,470,332	16,277,269	15,401,352	14,299,532
· 무형자산	544,522	465,328	349,162	291,802	253,353
자산총계	69,004,625	68,041,741	64,954,986	52,114,878	46,421,504
[유동부채]	26,107,583	28,020,512	28,351,235	23,561,619	24,862,214
[고정부채]	6,496,761	9,861,517	10,282,405	8,154,740	4,773,794
부채총계	32,604,344	37,882,029	38,633,640	31,716,359	29,636,008
외부주주지분	1,956,715	669,122	1,179,781	908,597	534,930
[자본금]	897,514	895,241	889,147	882,117	881,675
[연결자본잉여금]	6,239,586	6,242,269	5,931,788	5,723,591	5,819,652
[연결이익잉여금]	30,576,954	24,415,681	20,322,113	13,341,928	10,719,539
[연결자본조정]	△3,270,488	△2,062,601	△2,001,483	△457,714	△1,170,301
자본총계	36,400,281	30,159,712	26,321,346	20,398,519	16,785,495
매출액	81,963,009	64,817,456	58,504,801	46,443,768	43,527,806
영업이익	11,760,746	6,296,227	9,129,485	3,951,428	9,060,340
경상이익	12,376,158	6,429,560	9,569,039	3,834,429	8,573,099
총당기순이익	10,168,873	5,353,068	7,324,642	3,370,912	6,192,090
연결당기순이익	10,789,535	5,962,247	7,052,835	3,055,066	6,002,881
연결에 포함된 회사수	104개	101개	102개	101 개	100 개

[Δ 는 부(-)의 수치임]

나. 연결재무제표 이용상의 유의점

1. 당사의 제36기 연결재무제표는 연결재무제표준칙을 준수하여 작성되었습니다.

2. 연결재무제표를 수정하여야 하는 위반사항 - 해당사항 없음.

3. 연결재무제표의 수정과 관련 없는 위반사항 - 해당사항 없음.

4. 기타 유의할 사항

(1) 연결대상회사의 변경

당사는 S-LCD(주)의 3개 법인을 제36기부터 연결재무제표 작성대상 종속회사에 포함하였으며, Samsung Electronics Manufacturing (UK) Ltd.를 당기부터 연결재무제표 작성대상 종속회사에서 제외하였습니다. 한편, 삼성캐피탈(주)는 2004년 2월 1일을 합병기일로 하여 삼성카드(주)에 흡수합병되었습니다.

(2) 삼성자동차(주) 채권금융기관들과의 합의

당사와 국내종속회사인 삼성광주전자(주)외 4개 회사 및 지분법적용회사인 삼성SDI(주)외 9개 회사는 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 15개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 연결재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

5. 최근 3사업년도 연결재무제표의 연결에 포함된 회사.

사업년도	연결에 포함된 회사명	전기대비 연결에 추가된 회사명	전기대비 연결에 제외된 회사명
2004년 제36기	1. 연결대상회사 1) 삼성광주전자(주) 2) (주)노비타 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) (舊)한국도와(주) 10) 삼성전자로지텍(주) (舊)토로스 물류(주)	1) SAMSUNG ELECTRONICS RUSSIA, AO (SER) (자산규모증가) 2) SAMSUNG TELE-COMMUNICATION INDONESIA (STIN) (자산규모증가) 3) SAMSUNG ELECTRONICS HAINAN	1) SAMSUNG ELECTRONICS MANUFACTURING (U.K.)LTD (SEMUK) (청산진행중) 2) 삼성캐피탈(주) (청산완료) 3) e-SAMSUNG ASIA (청산진행중)

	11) 에스엘시디(주) 12)SAMSUNG ELECTRONICS AMERICA INC. 13)SAMSUNG ELECTRONICS ARGENTINA S.A. 14)SAMSUNG ELECTRONICS CANADA INC. 15)SAMSUNG MEXICANA S.A.DE C.V. 16)SAMSUNG ELECTORNICS LATINO AMERICA MIAMI, INC. 17)SAMSUNG ELECTRONICS LATINO AMERICA PANAMA (ZONA LIBRE) S. A 18)SAMSUNG ELECTRONICA COLUMBIA S.A 19)SAMSUNG SEMICONDUCTOR INC 20)SAMSUNG TELECOMS(U.K.) LIMITED 21)SAMSUNG TELECOMMUNI - CAITONS AMERICA L.P. 22)SAMSUNG INFORMATION SYSTEMS AMERICA INC. 23)SAMSUNG ELECTRONICS NORDIC AKTIEBOLAG 24)SAMSUNG ELECTRONICS MEXICO S.A. DE C.V. 25)SAMSUNG AUSTIN SEMICONDUCTOR L.P. 26)SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27)SAMSUNG INTERNATIONAL INC. 28)SAMSUNG ELECTRONICS FRANCE S.A 29)SAMSUNG ELECTRONICS GMBH 30)SAMSUNG ELECTRONICS ITALIA SPA 31)SAMSUNG ELECTRONICS BENELUX B.V. 32)SAMSUNG ELECTRONICA PORTUGUESA S.A. 33)SAMSUNG ELECTRONICS POLAND.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 35)SAMSUNG ELECTRONICS (UK) LTD. 36)SAMSUNG RECEIVABLES COPORATION 37)SAMSUNG SEMICONDUCTOR EUROPE GMBH	FIBEROPTICS CO., LTD (SEHF) (신규출자설립) 4) 에스엘시디(주) (신규출자설립) 5) TOSHIBA-SAMSUNG STORAGE TECHNOLOGY (TSST) (신규출자설립) 6) 보광1호 투자조합 (신규출자설립)	

	38)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 40)SAMSUNG ELECTRONICS HUNGARIAN RT CO.,LTD 41)SAMSUNG ELECTRONICS IBERIA S.A. 42)SAMSUNG EUROPE PLC. 43)SAMSUNG ELECTRONICS HOLDING GMBH 44)SAMSUNG ELECTRONICS OVERSEAS B.V. 45)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 46)SAMSUNG GULF ELECTRONICS CO.,LTD 47)SAMSUNG ASIA PRIVATE LTD 48)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 49)SAMSUNG ELECTRONICS MALAYSIA SDN.BHD. 50)PT.SAMSUNG ELECTRONICS INDONESIA 51)SAMSUNG ELECTORNICS DISPLAY (M) SDN.OMD(HSD) 52)SAMSUNG ELECTORNICS PHILIPHINE MANUFACTURING CORPORATION 53)SAMSUNG VINA ELECTRONICS CO., LTD 54)SAMSUNG INDIA ELECTRONICS LTD 55)THAI SAMSUNG ELECTRONICS CO., LTD. 56)SAMSUNG (CHINA) INVESTMENT CO., LTD. 57)SAMSUNG ELECTRONICS HONG KONG CO., LTD. 58)SAMSUNG ELECTRONICS TAIWAN CO., LTD. 59)SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 60)SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 61)SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 62)TIANJIN SAMSUNG ELECTRONICS CO., LTD. 63)TIANJIN TONGGUANG SAMSUNG ELECTRONICS		

	CO., LTD. 64)TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 65)TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 66)SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 67)SAMSUNG YOKOHAMA RESEARCH INSTITUTE 68)SAMSUNG ELECTRONICS SLOVAKIA S.R.O 69)SAMSUNG ELECTRONICS SUZHOU COMPUTER CO. LTD. 70)SAMSUNG ELECTRONICS SUZHOU LCD CO. LTD. 71)SAMSUNG JAPAN CO. LTD 72)SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 73)SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD 74)SAMSUNG ELECTRONICS RUSSIA, AO 75)SAMSUNG TELE-COMMUNICATION INDONESIA 76)SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD 2. 지분법 대상회사 1) 서울통신기술(주) 2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성 라이온즈 5) (주)엠이엠씨코리아 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주)(구)삼성항공 9)삼성 SDI(주) 10)삼성네트웍스(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성톰슨(주) 13)삼성에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)영상 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳		

	22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM (말레이시아 SDI생산법인) 24)S.E.M.T.H.A.I. (태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26)ShanghaiBell SAMSUNG Mobile Communications Co.,LTD 27) TOSHIBA SAMSUNG STORAGE TECHNOLOGY Japan Co., LTD 28) 보광1호 부품		
2003년 제35기	1. 연결대상회사 1) 삼성광주전자(주) 2) (주)노비타 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성캐피탈(주) 7) 삼성카드(주) 8) 리빙프라자(주) 9) 블루텍(주) 10) 세크론(주) (舊)한국도와(주) 11) 삼성전자로지텍(주) (舊)토로스 물류(주) 12)SAMSUNG ELECTRONICS AMERICA INC. 13)SAMSUNG ELECTRONICS ARGENTINA S.A. 14)SAMSUNG ELECTRONICS CANADA INC. 15)SAMSUNG MEXICANA S.A.DE C.V. 16)SAMSUNG ELECTORNICS LATINO AMERICA MIAMI, INC. 17)SAMSUNG ELECTRONICS LATINO AMERICA PANAMA (ZONA LIBRE) S. A 18)SAMSUNG ELECTRONICA COLUMBIA S.A 19)SAMSUNG SEMICONDUCTOR INC 20)SAMSUNG TELECOMS(U.K.) LIMITED 21)SAMSUNG TELECOMMUNI - CAITONS AMERICA L.P. 22)SAMSUNG INFORMATION SYSTEMS AMERICA INC. 23)SAMSUNG ELECTRONICS NORDIC AKTIEBOLAG 24)SAMSUNG ELECTRONICS MEXICO S.A. DE C.V. 25)SAMSUNG AUSTIN	1) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD(SSS) (자산규모증가) 2) SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD(SSKMT) (주식추가취득으로 지분법대상에서 연결대상으로 변경)	1) 삼성코닝마이크로-옵틱스(주) (청산완료) 2) SAMSUNG ELECTRONICS INDIA INFORMA-TION & TELE-COMMUNICATION, LTD.(SEIIT) (흡수합병)

	SEMICONDUCTOR L.P. 26)SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27)SAMSUNG INTERNATIONAL INC. 28)SAMSUNG ELECTRONICS FRANCE S.A 29)SAMSUNG ELECTRONICS GMBH 30)SAMSUNG ELECTRONICS ITALIA SPA 31)SAMSUNG ELECTRONICS BENELUX B.V. 32)SAMSUNG ELECTRONICA PORTUGUESA S.A. 33)SAMSUNG ELECTRONICS POLAND.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 35)SAMSUNG ELECTRONICS (UK) LTD. 36)SAMSUNG RECEIVABLES COPORATION 37)SAMSUNG SEMICONDUCTOR EUROPE GMBH 38)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 40)SAMSUNG ELECTRONICS HUNGARIAN RT CO.,LTD 41)SAMSUNG ELECTRONICS MANUFACTURING(U.K.)LTD 42)SAMSUNG ELECTRONICS IBERIA S.A. 43)SAMSUNG EUROPE PLC. 44)SAMSUNG ELECTRONICS HOLDING GMBH 45)SAMSUNG ELECTRONICS OVERSEAS B.V. 46)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 47)SAMSUNG GULF ELECTRONICS CO.,LTD 48)SAMSUNG ASIA PRIVATE LTD 49)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 50)SAMSUNG ELECTRONICS MALAYSIA SDN. 51)PT.SAMSUNG ELECTRONICS INDONESIA 52)SAMSUNG ELECTORNICS		

	DISPLAY (M) SDN.OMD(HSD) 53)SAMSUNG ELECTORNICS PHILIPHINE MANUFACTURING CORPORATION 54)SAMSUNG VINA ELECTRONICS CO., LTD 55)SAMSUNG INDIA ELECTRONICS LTD 56)THAI SAMSUNG ELECTRONICS CO., LTD. 57)SAMSUNG (CHINA) INVESTMENT CO., LTD. 58)SAMSUNG ELECTRONICS HONG KONG CO., LTD. 59)SAMSUNG ELECTRONICS TAIWAN CO., LTD. 60)SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 61)SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 62)SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 63)TIANJIN SAMSUNG ELECTRONICS CO., LTD. 64)TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 65)TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 66)TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 67)SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 68)SAMSUNG YOKOHAMA RESEARCH INSTITUTE 69)SAMSUNG ELECTRONICS SLOVAKIA S.R.O 70)SAMSUNG ELECTRONICS SUZHOU COMPUTER CO. LTD. 71)SAMSUNG ELECTRONICS SUZHOU LCD CO. LTD. 72)SAMSUNG JAPAN CO. LTD 73)SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 74)SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD 2. 지분법 대상회사 1) 서울통신기술(주)		

	2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성 라이온즈 5) (주)엠이엠씨코리아 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주)(구)삼성항공 9)삼성 SDI(주) 10)삼성네트웍스(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성톰슨(주) 13)삼성에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)영상 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳 22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM (말레이시아 SDI생산법인) 24)S.E.M.T.H.A.I. (태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26))E-SAMSUNG ASIA 27)ShanghaiBell SAMSUNG Mobile Communications Co.,LTD	-	-
2002년 제34기	1. 연결대상회사 1) 삼성광주전자(주) 2) (주)노비타 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성캐피탈(주) 7) 삼성카드(주) 8) 삼성코닝마이크로옵틱스(주) 9) 리빙프라자(주) 10) 블루텍(주) 11) 세크론(주) (舊)한국도와(주) 12) 토로스 물류(주) 13)SAMSUNG ELECTRONICS AMERICA INC. 14)SAMSUNG ELECTRONICS ARGENTINA S.A. 15)SAMSUNG ELECTRONICS CANADA INC. 16)SAMSUNG MEXICANA S.A.DE C.V. 17)SAMSUNG ELECTORNICS LATINO AMERICA MIAMI, INC. 18)SAMSUNG ELECTRONICS	1) SAMSUNG JAPAN CO., LTD (주식추가취득) 2) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO.,. LTD. (신규출자설립) 3) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. (신규출자설립) 4) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V (분할설립) 5)SAMSUNG ELECTRONICS SLOVAKIA S.R.O (신규출자설립)	1) CAGENT TECHNOLOGIES INC. (청산완료) 2) SAMSUNG TELECOMMUNI- CATIONS AUSTRALIA PTY LTD (지분매각) 3) S.P.E.M. (포르투갈 전기 법인) (청산) 2) UNION (일본 생산법인) (매각) 3) e-SAMSUNG USA. (청산)

	LATINO AMERICA PANAMA (ZONA LIBRE) S. A 19)SAMSUNG ELECTRONICA COLUMBIA S.A 20)SAMSUNG SEMICONDUCTOR INC 21)SAMSUNG TELECOMS(U.K.) LIMITED 22)SAMSUNG TELECOMMUNI - CAITONS AMERICA L.P. 23)SAMSUNG INFORMATION SYSTEMS AMERICA INC. 24)SAMSUNG ELECTRONICS NORDIC AKTIEBOLAG 25)SAMSUNG ELECTRONICS MEXICO S.A. DE C.V. 26)SAMSUNG AUSTIN SEMICONDUCTOR L.P. 27)SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 28)SAMSUNG INTERNATIONAL INC. 29)SAMSUNG ELECTRONICS FRANCE S.A 30)SAMSUNG ELECTRONICS GMBH 31)SAMSUNG ELECTRONICS ITALIA SPA 32)SAMSUNG ELECTRONICS BENELUX B.V. 33)SAMSUNG ELECTRONICA PORTUGUESA S.A. 34)SAMSUNG ELECTRONICS POLAND.SP.ZO.O. 35) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 36)SAMSUNG ELECTRONICS (UK) LTD. 37)SAMSUNG RECEIVABLES COPORATION 38)SAMSUNG SEMICONDUCTOR EUROPE GMBH 39)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 40)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 41)SAMSUNG ELECTRONICS HUNGARIAN RT CO.,LTD 42)SAMSUNG ELECTRONICS MANUFACTURING(U.K.)LTD 43)SAMSUNG ELECTRONICS IBERIA S.A. 44)SAMSUNG EUROPE PLC. 45)SAMSUNG ELECTRONICS		

	HOLDING GMBH 46)SAMSUNG ELECTRONICS OVERSEAS B.V. 47)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 48)SAMSUNG GULF ELECTRONICS Co.,Ltd 49)SAMSUNG ASIA PRIVATE LTD 50)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 51)SAMSUNG ELECTRONICS MALAYSIA SDN.BHD. 52)PT.SAMSUNG ELECTRONICS INDONESIA 53)SAMSUNG ELECTORNICS DISPLAY (M) SDN.OMD(HSD) 54)SAMSUNG ELECTORNICS PHILIPHINE MANUFACTURING CORPORATION 55)SAMSUNG VINA ELECTRONICS CO., LTD 56)SAMSUNG INDIA ELECTRONICS LTD 57)THAI SAMSUNG ELECTRONICS CO., LTD. 58)SAMSUNG (CHINA) INVESTMENT CO., LTD. 59)SAMSUNG ELECTRONICS HONG KONG CO., LTD. 60)SAMSUNG ELECTRONICS TAIWAN CO., LTD. 61)SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 62)SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 63)SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 64)TIANJIN SAMSUNG ELECTRONICS CO., LTD. 65)TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 66)TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 67)TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 68)SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 69)SAMSUNG YOKOHAMA		

	RESEARCH INSTITUTE 70)SAMSUNG ELECTRONICS INDIA Information & Telecommunications, LTD 71)SAMSUNG ELECTRONICS SLOVAKIA S.R.O 72)SAMSUNG ELECTRONICS SUZHOU COMPUTER CO. LTD. 73)SAMSUNG ELECTRONICS SUZHOU LCD CO. LTD. 74)SAMSUNG JAPAN CO. LTD 2. 지분법 대상회사 1) 서울통신기술(주) 2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성 라이온즈 5) (주)엠이엠씨코리아 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주)(구)삼성항공 9)삼성 SDI(주) 10)삼성네트웍스(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성톰슨(주) 13)삼성에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)영상 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳 22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM (말레이시아 SDI생산법인) 24)S.E.M.T.H.A.I. (태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26))E-SAMSUNG ASIA 27)ShanghaiBell SAMSUNG Mobile Communications Co., LTD 28)Shenzhen Kejian SAMSUNG Mobile Telecom Technology Co., LTD		

다. 연결재무제표

(1) 연결대차대조표

연 결 대 차 대 조 표

제 36 기 2004.12.31 현재

제 35 기 2003.12.31 현재

제 34 기 2002.12.31 현재

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
자 산						
I. 유 동 자 산		(31,991,225)		(35,555,135)		(36,164,205)
(1) 당 좌 자 산		(26,187,579)		(30,773,930)		(31,867,298)
1. 현금및현금등가물		3,129,614		4,125,700		2,358,631
2. 단기금융상품		4,978,491		4,969,380		4,513,219
3. 단기매도가능증권		2,784,977		2,717,275		1,759,226
4. 단기만기보유증권		83,039		78,204		42,667
5. 매 출 채 권	6,812,457		6,389,933		5,512,375	
대 손 충 당 금	38,065		74,491		85,423	
현재가치할인차금	-	6,774,392	-	6,315,442	8	5,426,944
6. 단 기 대 여 금	440,263		572,860		317,472	
대 손 충 당 금	816	439,447	2,838	570,022	504	316,968
7. 미 수 금	1,171,451		942,556		829,650	
대 손 충 당 금	28,027		32,483		39,070	
현재가치할인차금	-	1,143,424	21	910,052	833	789,747
8. 미 수 수 익		417,539		500,916		622,718
9. 선 급 금	517,471		396,195		357,790	
대 손 충 당 금	5,669	511,802	3,070	393,125	2,458	355,332
10. 선 급 비 용		772,629		829,406		556,182
11. 예 치 보 증 금		263,007		179,374		170,683
12. 기타당좌자산		12,977		17,752		18,949
13. 단기대출채권		4,876,241		9,167,282		14,936,032
(2) 재 고 자 산		(5,803,646)		(4,781,205)		(4,296,907)
1. 상 품		161,176		128,877		361,401
2. 제 품		1,629,626		1,323,819		1,095,869
3. 반 제 품		40,381		51,561		69,018
4. 재 공 품		1,602,570		1,187,122		956,929
5. 원 재 료		1,323,743		1,183,435		991,534
6. 저 장 품		222,852		173,022		171,596
7. 미 착 품		823,298		733,369		650,560
II. 고 정 자 산		(37,013,400)		(32,486,606)		(28,790,781)
(1) 투 자 자 산		(12,506,482)		(12,550,946)		(12,164,350)
1. 장기금융상품		5,759		10,689		6,465
2. 장기매도가능증권		2,040,353		2,346,215		3,488,990
3. 장기만기보유증권		967,319		2,032,648		1,949,878
4. 지분법적용투자주식		3,057,769		2,810,686		2,511,600
5. 장기성매출채권	796		313		2,446	
대 손 충 당 금	796		109		354	
현재가치할인차금	-		204		95	1,997
6. 장 기 대 여 금	145,577		365,278		442,898	
대 손 충 당 금	7,706		5,927		621	
현재가치할인차금	5,635	132,236	19	359,332	-	442,277
7. 장 기 미 수 금	7,744		10,205		13,429	
대 손 충 당 금	4,329		4,930		6,795	
현재가치할인차금	189	3,226	32	5,243	446	6,188
8. 보 증 금		694,213		866,417		670,902
9. 장기선급비용		166,020		242,110		376,335
10. 이연법인세차		676,813		633,676		211,032
11. 기타투자자산		59,905		50,785		128,434
12. 장기대출채권		4,702,869		3,193,145		2,370,252

과 목	제 36 기		제 35 기		제 34 기	
(2) 유 형 자 산		(23,962,396)		(19,470,332)		(16,277,269)
1. 토 지		2,273,296		2,169,558		2,107,887
2. 건 물	5,978,891		5,338,527		4,329,391	
감가상각누계액	1,414,641	4,564,250	1,288,121	4,050,406	712,370	3,617,021
3. 구 축 물	406,709		343,993		297,768	
감가상각누계액	119,482	287,227	102,102	241,891	91,160	206,608
4. 기 계 장 치	30,832,061		25,574,414		20,169,580	
감가상각누계액	18,643,213	12,188,848	15,004,443	10,569,971	12,074,762	8,094,818
5. 공구기구비품	2,440,821		2,284,078		1,978,755	
감가상각누계액	1,574,804	866,017	1,503,472	780,606	1,254,026	724,729
6. 차 량 운 반 구	165,747		166,926		172,954	
감가상각누계액	75,502	90,245	65,642	101,284	51,447	121,507
7. 건설중인자산		3,545,231		1,403,902		1,322,391
8. 미 착 기 계		147,282		152,714		82,308
(3) 무 형 자 산		(544,522)		(465,328)		(349,162)
1. 영 업 권		10,799		7,969		12,234
2. 부 의 영 업 권		(-)1,221		(-)1,842		(-)2,464
3. 산 업 재 산 권		220,086		213,920		222,195
4. 기타의무형자산		314,858		245,281		117,197
자 산 총 계		69,004,625		68,041,741		64,954,986
부 채						
I. 유 동 부 채		(26,107,583)		(28,020,512)		(28,351,235)
1. 매 입 채 무		4,189,110		4,150,499		2,912,164
2. 단 기 차 입 금		7,101,220		7,250,955		10,010,589
3. 미 지 급 금	3,443,746		3,851,381		4,436,415	
현재가치할인차금	10,597	3,433,149	1,807	3,849,574	4,074	4,432,341
4. 선 수 금		263,146		268,754		239,089
5. 예 수 금		583,416		654,024		647,511
6. 미 지 급 비 용		3,940,213		3,676,140		3,036,475
7. 미지급법인세		1,550,192		967,539		1,398,908
8. 유동성장기부채	4,957,052		7,093,670		5,562,692	
사채할인발행차금	-		5,977		308	
사채할증발행차금	-	4,957,052	-	7,087,693	24,070	5,586,454
9. 기타유동부채		90,085		115,334		87,704
II. 고 정 부 채		(6,496,761)		(9,861,517)		(10,282,405)
1. 사 채	4,863,517		8,320,150		8,601,163	
사채할인발행차금	19,377		24,944		23,474	
상 환 할 증 금	334,698		334,698		-	
전 환 권 조 정	249,897	4,928,941	307,888	8,322,016	-	8,577,689
2. 장 기 차 입 금		667,224		805,353		948,691
3. 장기미지급금	220,459		262,198		273,214	
현재가치할인차금	13,936	206,523	32,282	229,916	53,085	220,129
4. 퇴직급여충당금	1,155,698		970,832		788,067	
국민연금전환금	16,638		19,421		25,483	
퇴직보험예치금	683,079	455,981	551,981	399,430	444,494	318,090
5. 이연법인세대		36,067		21,881		127,014
6. 기타고정부채		202,025		82,921		90,792
부 채 총 계		32,604,344		37,882,029		38,633,640
자 본						
I. 자 본 금		(897,514)		(895,241)		(889,147)
1. 보통주자본금		778,047		775,774		769,680
2. 우선주자본금		119,467		119,467		119,467
II. 연결자본잉여금		(6,239,586)		(6,242,269)		(5,931,788)
III. 연결이익잉여금 (연결당기순이익 - 당기 : 10,789,535 전기 : 5,962,247)		(30,576,954)		(24,415,681)		(20,322,113)

과 목	제 36 기		제 35 기		제 34 기	
Ⅳ. 연결자본조정		((-)3,270,488)		((-)2,062,601)		((-)2,001,483)
1. 자 기 주 식		(-)4,159,639		(-)3,457,834		(-)2,462,091
2. 매도가능증권평가이익		121,628		126,265		80,487
3. 매도가능증권평가손실		(-)30,375		(-)12,337		(-)489,053
4. 지분법적용투자주식평가이익		72,619		192,398		73,239
5. 주식매수선택권		692,292		704,316		588,497
6. 해외사업환산대		44,763		399,064		227,038
7. 파생상품평가손실		(-)12,135		(-)18,834		(-)19,580
8. 기타자본조정		359		4,361		(-)20
Ⅴ. 외부주주지분		(1,956,715)		(669,122)		(1,179,781)
자 본 총 계		36,400,281		30,159,712		26,321,346
부채와 자본총계		69,004,625		68,041,741		64,954,986

※ 연결 대차대조표의 주석은 제36기,제35기, 제34기 연결 감사보고서의 주석사항 참조

(2) 연결손익계산서

연 결 손 익 계 산 서

제 36 기 (2004.01.01 부터 2004.12.31 까지)
제 35 기 (2003.01.01 부터 2003.12.31 까지)
제 34 기 (2002.01.01 부터 2002.12.31 까지)

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
Ⅰ. 매 출 액		81,963,009		64,817,456		58,504,801
Ⅱ. 매 출 원 가		52,952,682		42,252,493		36,287,450
Ⅲ. 매 출 총 이 익		29,010,327		22,564,963		22,217,351
Ⅳ. 판매비와관리비		17,249,581		16,268,736		13,087,866
1. 급 여	1,711,236		1,347,609		1,378,602	
2. 퇴 직 급 여	120,687		114,493		120,015	
3. 감 가 상 각 비	280,756		295,647		259,323	
4. 운 반 비	1,415,927		1,076,597		819,138	
5. 지 급 수 수 료	2,629,064		2,899,656		1,868,854	
6. 광 고 선 전 비	1,295,515		1,191,231		1,121,401	
7. 판 매 촉 진 비	1,260,472		1,003,044		1,216,401	
8. 기 업 홍 보 비	424,390		313,892		305,449	
9. 애프터서비스비	992,739		656,064		517,443	
10. 대 손 상 각 비	2,630,564		3,697,505		2,044,376	
11. 경 상 개 발 비	851,007		662,885		609,923	
12. 연 구 비	1,838,251		1,357,546		1,166,283	
13. 주식보상비용	39,233		80,400		134,719	
14. 기타판매비와관리비	1,759,740		1,572,167		1,525,939	
Ⅴ. 영 업 이 익		11,760,746		6,296,227		9,129,485
Ⅵ. 영 업 외 수 익		2,888,807		2,302,527		2,165,333
1. 이 자 수 익	361,811		291,339		296,063	
2. 배 당 금 수 익	20,238		19,364		11,430	
3. 수 수 료 수 익	66,544		115,640		134,226	
4. 임 대 료	54,070		52,571		43,874	
5. 매도가능증권처분이익	70,882		53,728		277	
6. 외 환 차 익	1,146,088		871,796		611,362	
7. 외화환산이익	202,172		246,168		235,601	
8. 지분법평가이익	495,620		246,764		338,561	
9. 투자자산처분이익	1,369		1,404		1,444	
10. 유형자산처분이익	81,061		51,625		26,053	
11. 기타영업외수익	388,952		352,128		466,442	
Ⅶ. 영 업 외 비 용		2,273,395		2,169,194		1,725,779
1. 이 자 비 용	170,107		215,113		256,919	
2. 기타대손상각비	6,623		4,354		10,732	
3. 매출채권처분손실	119,343		65,468		85,965	
4. 매도가능증권처분손실	16,316		35,664		100	
5. 외 환 차 손	1,060,191		908,016		552,329	
6. 외화환산손실	80,723		147,417		173,764	
7. 투자자산감액손실	134,757		345,614		143,530	
8. 투자자산처분손실	659		5,964		9,091	
9. 유형자산처분손실	81,776		50,883		40,228	
10. 기 부 금	182,286		122,764		78,664	
11. 기타영업외비용	420,614		267,937		374,457	
Ⅷ. 경 상 이 익		12,376,158		6,429,560		9,569,039
Ⅸ. 특 별 이 익		-		-		-
Ⅹ. 특 별 손 실		-		-		-
ⅩⅠ. 법인세비용차감전순이익		12,376,158		6,429,560		9,569,039

과 목	제 36 기		제 35 기		제 34 기	
XII. 법 인 세 비 용		2,207,285		1,076,492		2,244,397
XIII. 총당기순이익		10,168,873		5,353,068		7,324,642
XIV. 외부주주지분순손실		704,815		631,745		31,380
외부주주지분순이익		(-)84,153		(-)22,566		(-)303,187
XV. 연결당기순이익 (기본주당경상이익 및 순이익 - 36기: 67,916원, 35기: 36,376원 희석주당경상이익 및 순이익 - 36기: 66,881원,35기: 35,950원)		10,789,535		5,962,247		7,052,835

※ 연결 손익계산서의 주석은 제36기,제35기, 제34기 연결 감사보고서의 주석사항 참조

6. 부문별 재무 현황

가. 사업부문별 재무정보

(1) 사업부문별 재무현황

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기
디지털 미디어			
1. 매출액			
외부매출액	8,027,556	7,718,704	8,757,722
부문간내부매출액	58,734	17,743	16,312
계	8,086,290	7,736,447	8,774,034
2. 영업손익	△25,757	145,063	631,930
3. 자산	3,960,228	3,820,409	3,171,772
(감가상각비 등)	(55,862)	(53,052)	(50,679)
정보통신			
1. 매출액			
외부매출액	18,935,875	14,201,733	12,404,564
부문간내부매출액	3,922	2,355	5
계	18,939,797	14,204,088	12,404,569
2. 영업손익	2,811,081	2,703,904	3,026,961
3. 자산	7,971,598	7,347,289	6,368,452
(감가상각비 등)	(199,125)	(172,419)	(166,888)
반도체			
1. 매출액			
외부매출액	18,224,753	12,711,701	11,559,646
부문간내부매출액	1,509,192	926,797	425,602
계	19,733,945	13,638,498	11,985,248
2. 영업손익	7,474,980	3,613,905	3,836,284
3. 자산	21,350,022	17,520,678	15,795,272
(감가상각비 등)	(3,164,323)	(2,705,722)	(2,355,895)
LCD			
1. 매출액			
외부매출액	8,688,676	5,192,372	3,037,884
부문간내부매출액	1,333,996	936,598	1,008,770
계	10,022,672	6,128,970	4,046,654
2. 영업손익	1,884,546	892,081	669,702
3. 자산	7,617,958	5,173,774	3,497,680
(감가상각비 등)	(951,937)	(684,908)	(441,584)
생활가전			

구 분	제 36 기	제 35 기	제 34 기
1. 매출액			
외부매출액	3,258,857	3,405,270	3,592,930
부문간내부매출액	6,412	15,079	15,971
계	3,265,269	3,420,349	3,608,901
2. 영업손익	△53,666	△110,820	137,902
3. 자산	1,525,794	1,881,527	1,824,083
(감가상각비 등)	(27,269)	(30,375)	(28,058)
기타			
1. 매출액			
외부매출액	496,642	352,236	460,363
부문간내부매출액	242,835	129,193	72,856
계	739,477	481,429	533,219
2. 영업손익	△74,307	△51,431	△824,584
3. 자산	1,390,943	3,459,704	3,782,340
(감가상각비 등)	(127,599)	(114,643)	(112,558)

※ [Δ 는 부(-)의 수치임]
※ 부문별 내부 매출에 적용된 대체가격 : 시가기준
※ 당사는 제36기에 경영관리목적으로 일부 사업부문의 분류를 변경하였으며, 제35기 및 제34기의 재무현황을 제36기의 분류기준에 따라 재분류하였습니다.

(2) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

1) 공통 판매비의 경우

- 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델에 직접 귀속시키고
- 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비, 작업공수비등)에 의거 적절한 배부가 이루어지도록 함.

2) 공통자산의 경우 부문별 순자산비율로 배부

- 직접귀속이 가능한 자산(재고자산,고정자산,투자자산등)은 해당부서에 직접 귀속되나,
- 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(3) 영업손익의 조정

- 부문별 사내매출 및 사내매출원가 소거에 따른 영향을 상호 조정하여 반영함

(4) 기타 사업부문 현황

- 해당사항 없음

나. 지역별 재무 정보

(1) 지역의 구분

- 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도, 경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함.

(2) 공시대상 지역부문

- 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역.
  단, 아프리카 지역의 외부매출액은 위 10% 이상에 해당하지 않음.
  - 국내 : 본사외 11개 법인
  - 미주 : SEA외 14개 법인
  - 구주 : SEUK외 18개 법인
  - 아주 : SAPL외 29개 법인
  - 아프리카 : SSA 1개 법인

(3) 지역부문별 현황

- 지역부문별 주요제품
  - 국내 : 디지털미디어 부문 - CTV, VTR, Monitor, PC 등
    정보통신 부문 - HHP, Network Equipment 등
    반도체 부문 - DRAM, SRAM 등
    LCD 부문 - LCD Panel 등
    생활가전 부문 - REF, MWO, W/M, AIR-CON 등
  - 미주 : 반도체, LCD, HHP, PC, Monitor, CTV, VCR 등
  - 구주 : 반도체, LCD, HHP, CTV, VCR, Monitor 등
  - 아주 : 반도체, LCD, HHP, CTV, VCR, MWO, Monitor 등
  - 아프리카 : HHP, REF, CTV, MWO 등

(4) 지역별 재무현황

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기
본국(대한민국)			
1. 매출액			
외부매출액	18,279,072	19,772,988	23,132,062
지역간내부매출액	46,763,000	32,554,763	26,200,741
계	65,042,072	52,327,751	49,332,803
2. 영업손익	10,258,862	5,725,722	8,686,964
3. 자산	63,235,796	61,241,469	61,902,604
미주지역			
1. 매출액			
외부매출액	18,996,294	13,005,200	11,744,891
지역간내부매출액	8,362,645	6,207,030	3,762,842
계	27,358,939	19,212,230	15,507,733
2. 영업손익	426,195	163,166	(-)550
3. 자산	6,143,291	5,856,419	5,897,854
구주지역			
1. 매출액			
외부매출액	17,837,119	12,960,786	9,852,169
지역간내부매출액	4,366,743	4,072,654	3,551,327
계	22,203,862	17,033,440	13,403,496
2. 영업손익	168,392	97,241	85,428
3. 자산	4,887,783	4,221,296	3,295,691
아주지역			
1. 매출액			
외부매출액	26,480,688	18,869,774	13,613,493
지역간내부매출액	16,716,383	13,694,203	7,582,019
계	43,197,071	32,563,977	21,195,512
2. 영업손익	591,573	322,384	289,785
3. 자산	7,899,511	7,723,912	4,980,533
아프리카			
1. 매출액			
외부매출액	369,836	208,708	162,186
지역간내부매출액	477	700	703
계	370,313	209,408	162,889
2. 영업손익	8,433	9,922	(-)17,388
3. 자산	64,618	48,090	60,343

구 분	제 36 기	제 35 기	제 34 기
연 결 조 정			
영업손익	307,291	(-)22,208	85,246
자산	(-)13,226,374	(-)11,049,445	(-)11,182,039
연결후 금액			
영업손익	11,760,746	6,296,227	9,129,485
자 산	69,004,625	68,041,741	64,954,986

(5) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

- 공통판매비의 경우
  - 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제품/모델에 직접 귀속시키고
  - 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비,작업공수비등)에 의거 적절한 배부가 이루어지도록 함.
- 공통자산의 경우
  - 자산은 지역별로 직접귀속함

(6) 영업손익의 조정

- 지역간(내) 내부매출을 상계후 반영

7. 합병 전 • 후의 재무제표

가. 합병의 개요

- 해당사항 없음

나. 합병 전 • 후의 재무제표

- 해당사항 없음

다. 합병관련사항

- 해당사항 없음

Ⅳ. 감사인의 감사의견 등

1. 감사인(공인회계사)의 감사의견 등

가. 감사인

제 37 기 분기	제 36 기 분기	제 36 기 연간	제 35 기 연간
삼일회계법인	삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 분기감사(또는 검토)절차 요약

1) 분기검토절차의 개요

감사인은 삼성전자주식회사의 2005년 9월 30일 현재의 대차대조표, 2005년과 2004년 9월 30일로 종료하는 9개월 회계기간의 손익계산서와 현금흐름표를 대한민국의 반기재무제표검토준칙에 따라 검토를 실시하였습니다. 검토는 주로 질문과 분석적 절차에 의거 수행되었습니다.

2) 제 37기 분기 검토일정

- 분기검토 : '05. 10. 7 ~ '05. 10. 17

다. 감사(또는 검토)의견

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
제 37 기 분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 36 기 분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 36 기 연간	적정	지적사항 없음
제 35 기 연간	적정	지적사항 없음

라. 특기사항 요약

사 업 연 도	특 기 사 항
제 37 기 분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 1,929,665백만원과 30,727,988천불 및 9,293,135백만원과 5,496,854천불이며, 2005년 9월 30일 현재 관련 채권과 채무 잔액은 각각 950,944백만원과 552,589천불 및 2,242,012백만원과 730,440천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기 분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 1,191,497백만원과 27,727,843천불 및 8,162,777백만원과 6,462,918천불이며, 2004년 9월 30일 현재 관련 채권과 채무 잔액은 각각 464,664백만원과 384,810천불 및 1,673,700백만원과 552,323천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것 등을 합의하였습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다
제 36 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 35 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에

사 업 연 도	특 기 사 항
	참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사는 당기중 삼성그룹내 국내외관계회사 및 회사의 종속회사와 거래를 하였는 바, 이와 관련된 매출등은 원화 1,423,958백만원과 외화 24,533,201천불이며, 매입등은 원화 8,373,540백만원과 외화 7,328,688천불입니다. 또한, 상기 거래로 인한 2003년 12월 31일 현재 관련 채권잔액은 원화 437,101백만원과 외화 211,136천불이며, 채무잔액은 원화 1,813,976백만원과 외화 530,508천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우, 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것을 합의하였습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다. (3) 대차대조표일 이후 발생한 중요사항 회사는 2003년 10월 17일자 이사회 결의에 의거 대차대조표일 이후에 기명식 보통주식 76,100주와 무의결권우선주식 53,880주를 49,555백만원에 취득하였습니다. 또한, 회사는 2004년 1월 15일에 취득원가 1,046,818백만원인 기명식 보통주식 2,150,000주와 무의결권우선주식 330,000주를 주주에게 배당할 이익으로 소각하였습니다. 또한 회사의 지분법적용 회사인 삼성카드(주)와 삼성캐피탈(주)는 2004년 2월 1일을 합 병기일로 하여 합병될 예정입니다.

2. 최근 3사업연도의 외부감사인에게 지급한 보수 등에 관한 사항

가. 감사용역계약 체결현황

(단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제37기 분기	삼일회계법인	분· 반기 개별 재무제표 검토	808	13,928
제36기	삼일회계법인	분· 반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	1,430	26,800
제35기	삼일회계법인	분· 반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	1,334	27,500

나. 외부감사인과의 비감사용역계약 체결현황

(단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제37기 분기	2005년 4월	해외 투자 검토 지원업무	2005.05 - 2005.06	106	
	2005년 3월	이전가격 검토 지원업무	2005.04 - 2005.09	372	
	2004년 12월	세무자문 지원업무	2005.01 - 2005.09	170	
	2004년 4월	투자 및 생산관리 프로세스 개선 지원업무	2004.04 - 2005.03	241	
		기타		99	
	소 계			988	
제36기	2004년 10월	해외법인 자산계정 정밀검토 지원업무	2004.10 - 2004.12	579	
	2004년 4월	투자 및 생산관리 프로세스 개선지원 업무	2004.04 - 2004.12	234	
	2004년 2월	내부통제구조평가 지원	2004.03 - 2004.07	1,355	
	2003년 12월	해외합작법인 설립 지원업무	2004.01 - 2004.12	685	
	2003년 10월	자산계정 정밀검토 지원	2004.02 - 2004.10	814	
		기 타		546	
	소 계			4,213	
제35기	2003년 1월	투자분석 개선 지원업무	2003.01 - 2003.12	587	
	2002년 10월	해외합작법인 설립 지원업무	2002.11 - 2003.08	656	
	2002년 3월	*Global* 계정통일화 작업 지원업무	2002.03 - 2003.12	1,294	
	2002년 10월	자산계정 정밀검토 지원업무	2002.11 ~ 2003.01	253	
	2002년 3월	해외법인 자금 Flow 개선 지원업무	2002.04 ~ 2003.12	364	
		기 타		973	
	소 계			4,127	

3. 기타

- 해당사항 없음

V. 지배구조 및 관계회사 등의 현황

1. 지배구조의 개요

가. 이사회제도에 관한 사항

(1) 이사회의 구성에 관한 사항

(가) 이사회의 권한 내용

- 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사 경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
- 이사회는 이사의 직무의 집행을 감독한다.

① 주주 총회의 소집과 이에 제출할 의안

【법규· 정관상 의무사항】

1) 주주총회의 소집

2) 영업보고서 및 재무제표의 승인

3) 정관의 변경

4) 자본의 감소

5) 회사의 해산, 합병, 회사의 계속

6) 회사의 영업전부 또는 중요한 일부의 양도 및 양수

7) 영업전부의 임대 또는 경영위임, 타인과 영업의 손익 전부를 같이하는 계약 기타 이에 준할 계약의 체결이나 변경 또는 해약

8) 사후설립

9) 이사의 선임 및 해임

10) 주식의 액면미달 발행

11) 이사의 회사에 대한 책임의 면제

12) 주식배당 결정

13) 주식매수선택권의 부여

14) 이사의 보수

15) 주주총회 의장 선임

16) 주주총회 소집권자의 선임
17) 기타 주주총회에 부의할 의안

② 경영 등에 관한 사항
【표준이사회 규정상 추가사항】
1) 회사경영의 기본 방침의 결정 및 변경
2) 경영계획 및 분기, 반기보고서 승인

③ 재무 등에 관한 사항
【법규· 정관상 의무사항】
1) 준비금의 자본전입
2) 주식발행에 관한 사항
· 신주발행의 결정
· 전환사채, 신주인수권부 사채의 발행
3) 자기주식의 취득, 처분, 소각
4) 내부거래 등의 승인
다음 각호의 경우에 이사회의 승인을 받도록 한다.
가. 독점규제 및 공정거래에 관한 법률상 특수관계인을 상대로 하거나, 동 특수관계인을 위하여 동법 제11조의2의 규정에 따른 대규모 내부거래를 하고자 하는 경우
나. 회사의 최대주주(그의 증권거래법상 특수관계인을 포함한다) 및 증권거래법상 특수관계인과 증권거래법 제191조의19 제1항 각호에서 규정하고 있는 거래를 하고자 하는 경우.
다만, 동조 제2항 제2호에 따라 이사회에서 거래총액을 승인받은 경우는 그러하지 아니하다.
5) 주식매수선택권의 부여 (이사 제외)
【기타 주요 재무사항】
1) 자본금 10%이상 상당 타법인출자, 처분
2) 자본금 10%이상 상당 해외직접투자
3) 자산재평가 실시
4) 주권 등 액면분할, 병합
5) 중대한 회계처리기준 변경

6) 건별 자본금 10%이상 상당 담보제공 또는 채무보증

- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

7) 자기 자본 50%이상 상당 금액 차입계약 체결

8) 해외증권시장 주권 상장

9) 투신사 자사주펀드 가입, 중도해지중 중요한 사항

참고) 투신사 자사주펀드 가입, 중도해지

10) 유상증자시 실권주식 처리

11) 자본금 10% 상당 금액 가지급 또는 대여

12) 자본금 10% 상당 금액이상의 증여

④ 이사 및 이사회, 위원회등에 관한 사항

【법규· 정관상 의무사항】

1) 이사의 경업, 동종업종 타회사 임원의 겸임 및 이사와 회사간의 거래의 승인

2) 이사회 의장의 선임

3) 대표이사의 선정 및 공동 대표의 결정

4) 이사의 직위, 직무의 위촉과 해촉

5) 위원회 설치 및 위원의 선임 및 해임

⑤ 기 타

1) 이사회 운영 규칙 및 위원회 운영규칙의 개폐

2) 기타 법령 또는 정관에 정하여진 사항, 주주총회에서 위임받은 사항 및 대표이사가 필요하다고 인정하는 사항

(나) 이사후보의 인적사항에 관한 주총 전 공시여부 및 주주의 추천여부

- 이사회에 의한 사내이사 후보 추천 (김인주)
- 경영참고사항 비치,공시('05.2.2)시 이사후보에 대한 인적사항 공시

* 공시된 경영참고사항중 이사후보의 인적사항

구 분	이사후보 Profile	비고
사내이사	1. 김 인 주 (金 仁 宙) ○ 생년월일 : 1958. 12. 13 ○ 학력사항 - 1980. 2 : 서울대학교 공과대학 졸업 - 1982. 2 : 한국과학기술원 산업공학과 졸업 ○ 주요 경력사항 - 1980. 1 : 제일모직주식회사 입사 - 1996. 1 : 삼성그룹 회장비서실 재무담당, 이사 - 1998. 4 : 삼성전자 회장실 상무 - 1999. 1 : 삼성전자 회장실 전무 - 2001. 3 : 삼성전자 회장실 부사장 - 2004. 1 : 삼성전자 회장실 사장 ~ 현재 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천

(다) 사외이사후보추천위원회 설치 및 구성 현황

성 명	사외이사 여부	비 고
윤종용	×	사외이사 1/2이상 (증권거래법 제191조의 16 제3항의 규정 충족)
최도석	×	
정귀호	○	
이와사키	○	

(라) 사외이사 현황

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
Franz-Hermann Hirlinger	Swiss-Asia Consulting Partner & Director (2004 ~현재) State of Bavaria Korea Office 대표 (2001 ~ 2003) Bayerische Landesbank Tokyo(1995 ~ 2004) 및 Seoul(1997~2003) 수석 부사장 Credit Suisse 수석 투자매니저 및 국제마케팅 책임자 (1991~1995)	해당없음	
정귀호	법무법인 바른법률 고문변호사 (1999 ~ 현재) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	해당없음	
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	해당없음	
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당없음	
Tetsuo Iwasaki	International Management Association 회장 (2005 ~ 현재) GPI Inc. 대표이사 회장 (2004 ~ 현재) Applied Materials, Inc. 수석 고문 (2002 ~ 현재)	해당없음	
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당없음	

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
Goran S.Malm	Boathouse Ltd 회장 & CEO (2000 ~ 현재) Dell Computer Asia Pacific 사장 겸 Dell Computer 수석부사장 (1999 ~ 2000) GE Asia-Pacific사장 겸 GE 수석부사장 (1997 ~ 1999)	해당없음	

(마) 이사의 손해배상책임보험 가입여부

성 명	보 험 료	보 험 금	회사 부담금	비 고
삼성전자	9,800백만원 (817백만원/월)	2,000억원	9,800백만원 (817백만원/월)	- 기간 : '05.4.6~'06.4.6 - 대상 : 등기이사 및 전 임원(해외법인 포함) ※ 소급일은 '98.4.6이며, 가입사는 삼성화재임.

(2) 이사회의 운영에 관한 사항

(가) 이사회 운영규정의 주요내용

1. 목적

이 규정은 이사회의 효율적인 운영을 위하여 필요한 사항을 규정함을 목적으로 한다.

2. 권한

① 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.

② 이사회는 이사의 직무의 집행을 감독한다.

3. 구성

이사회는 이사 전원으로 구성하며, 법령 또는 정관에 의하여 선임된 사외이사를 포함한다.

4. 종류

① 이사회는 정기이사회와 임시이사회로 한다.

② 정기이사회는 매분기 1회 개최를 원칙으로 한다.

③ 임시이사회는 필요에 따라 수시로 개최한다.

5. 이사회의 소집

① 이사회는 의장이 소집하며 의장은 회일을 정하여 늦어도 24시간전에 각 이사에게 문서, 전자문서 또는 구두로써 통지하여야 한다. 다만, 이사전원의 동의가 있을 때에는 소집절차를 생략할 수 있다.

② 각 이사는 업무수행상 필요하다고 인정되는 경우 의안과 그 사유를 밝히어 의장에게 이사회 소집을 요구할 수 있으며, 의장이 정당한 이유없이 이사회 소집을 거절하는 경우에는 이사회의 소집을 요구한 이사가 이사회를 소집할 수 있다. 이때에도 제1항의 규정을 준용한다.

6. 부의사항

① 이사회에 부의할 사항은 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 기타회사업무 집행에 관한 중요사항으로 한다.

② 제1항의 규정에 따라 이사회에 부의할 사항은 다음과 같다.

1. 주주 총회의 소집과 이에 제출할 의안
2. 경영 등에 관한 사항
3. 재무 등에 관한 사항
4. 이사 및 이사회, 위원회등에 관한 사항
5. 기 타

7. 위임

이사회는 이사회의 의결을 거쳐야 할 사항 중 법령 또는 정관에 정하여진 것을 제외하고는 이사회의 결의로써 위원회에 그 결정을 위임할 수 있다.

8. 의사록

① 이사회의 의사진행에 관하여는 의사록을 작성하여야 한다.

② 의사록에는 이사회의 안건 경과요령과 그 결과, 반대하는 자와 그 반대하는 이유를 기재하고, 출석한 이사전원이 기명날인 또는 서명을 한다.

(나) 이사회의 주요활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'05.01.14	① 제36기 재무제표 및 영업보고서 승인의 건 ② 2005년 경영계획 승인의 건 ※ 보고1 : 내부회계관리제도 운영실태 보고의 건 보고2 : 내부회계관리제도 운영실태 평가보고의 건	가결 가결	

회 차	개최일자	의 안 내 용	가결여부	비 고
2	'05.02.02	① 제36기 정기주주총회 소집결정의 건 ② 제36기 정기주주총회 회의 목적사항 결정의 건 - 제1호 : 제36기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 - 제2호 : 사내이사 선임의 건 - 제3호 : 이사 보수한도 승인의 건 ③ 주식예탁증서(DR)의 의결권 수임자 결정의 건 ※ 공지 : 제36기 정기주주총회 준비현황	가결 가결 가결	
3	'05.03.11	① 이사 업무위촉의 건 ② 제36기('04년) 연결재무제표 공고(안) 승인의 건 ③ 주식매수선택권 행사에 따른 지급주식 결정의 건 ④ 삼성카드(주) 유상증자 참여의 건	가결 가결 가결 가결	
4	'05.04.15	① 제37기 1/4분기 재무제표 및 분기보고서 승인의 건 ② 이사회 규정 및 경영위원회 규정 개정의 건 ※ 보고1 : 주식매수선택권 실효내역 보고 보고2 : '05년 임원배상책임보험 갱신 결과보고	가결 가결	
5	'05.06.10	① 삼성생명 퇴직보험료 납부의 건 ② 자기주식 매입의 건	가결 가결	
6	'05.07.15	① 제37기 상반기 재무제표, 중간배당 및 반기보고서 승인의 건 ② 리빙프라자 유상증자 참여의 건 ③ 수익증권 거래한도 연장 및 벤처펀드 가입의 건 ④ 손해보험 가입의 건 ⑤ 삼성 이건희 장학재단 기부금 출연의 건 ⑥ 삼성의료원 암센터 건립 기부금 출연의 건 ※ 보고1 : 내부회계관리제도 운영실태 보고 및 평가보고의 건 보고2 : 임원배상책임보험 관련 검토결과 보고의 건	가결 가결 가결 가결 가결 가결	
7	'05.10.14	① 제37기 3/4분기 재무제표 및 분기보고서 승인의 건 ② 손해보험 가입의 건 ※ 보고 : '05년도 사외이사 해외사업장 방문결과 보고	가결 가결	

(다) 이사회에서의 사외이사의 주요활동내역

회 차	개최일자	사외이사 참석인원	비 고
1	'05.01.14	7(7)	
2	'05.02.02	6(7)	
3	'05.03.11	5(7)	
4	'05.04.15	7(7)	
5	'05.06.10	2(7)	
6	'05.07.15	7(7)	
7	'05.10.14	7(7)	

* ( )안은 총사외이사수

(라) 이사회내의 위원회 구성현황과 그 활동내역

□ 위원회

① 이사회는 그 결의로 이사회내에 다음 각 호의 위원회를 설치할 수 있다.

가. 경영위원회

나. 감사위원회

다. 사외이사후보 추천위원회

라. 기타 이사회가 필요하다고 인정하는 위원회

② 각 위원회의 권한, 운영등에 관하여는 관계법령에서 다른 정함이 있는 경우를 제외하고는 이사회결의로 정한다.

③ 위원회는 결의된 사항을 각 이사에게 통지하여야 한다. 이 경우 이를 통지받은 각 이사는 통지를 받은 날로부터 2일내에 이사회의 의장에게 이사회의 소집을 요구할 수 있으며, 이사회는 위원회가 결의한 사항을 다시 결의할 수 있다.

④ 이사가 위원회의 결의사항에 대한 통지를 받은 후 제3항에서 정한 기간내에 이사회의 소집을 요구하지 아니한 경우에는 위원회의 결의는 이사회에서 다시 결의할 수 없다.

⑤ 위원회에 대해서 제8조(이사회 소집), 제9조(결의방법) 및 제15조(의사록)의 규정을 준용한다.

□ 경영위원회

① 이사회는 이사회의 결의로 경영위원회를 설치할 수 있다.

② 경영위원회는 이사회 규정 및 결의에 따라 그 업무를 수행하여야 하며, 그 외 수시로 이사회가 위임한 사항에 관하여 심의하고 결의한다. 경영위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

③ 제②항에 의거 경영위원회에 위임한 사항은 다음과 같다.

1. 경영일반에 관한 사항

1) 회사의 년간 또는 중장기 경영방침 및 전략

2) 주요 경영전략

3) 사업계획· 사업구조 조정 추진

4) 해외 지법인등 거점의 신규진출, 이전 및 철수

5) 해외업체와의 전략적 제휴 등 협력추진

6) 국내외 자회사 매입 또는 매각
7) 기타 주요 경영현황
8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
9) 지배인의 선임 또는 해임
10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
11) 기술도입계약체결 및 기술이전, 제휴
12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약
13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지
16) 조직의 운영에 관한 기본원칙
17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경
18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항

1) 10억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 10억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증 (기간 연장은 제외함)
   - 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
   - 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.
4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결 (기간 연장은 제외함)
5) 내부거래의 승인
   내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을 상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의 자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산(부동산, 무채재산권 등)을 제공하거나 거래하는 행위
6) 사채발행

7) 신규시설투자

8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중 이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원회에 위임한 사항을 제외한 일체의 사항

- 경영위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
이윤우	삼성전자 대표이사 부회장 (2004 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사

- 경영위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'05.01.10	① 메모리 라인증설 투자의 건 ② 메모리 증설	가결 가결	
2	'05.01.17	① TSTC 투자의 건 ② 특허계약 체결의 건	가결 가결	
3	'05.01.31	① 해외법인 지급보증의 건 ② 무역금융한도 연장의 건 ③ 메카트로닉스연구소 투자의 건	가결 가결 가결	
4	'05.02.21	① 담보 제공의 건 ② 중국 SESS법인 증설 투자의 건 ③ 기술원 크린룸 건설 투자의 건	가결 가결 가결	
5	'05.02.25	① LCD 라인 설비 투자의 건	가결	
6	'05.03.21	① CMLA(有) 추가 투자의 건 ② 특허계약의 건 ③ 특허계약의 건	가결 가결 가결	
7	'05.03.28	① 해외법인 지급보증의 건 ② 신용공여한도 연장 및 증액의 건 ③ 거점 통합 운영의 건 ④ 삼성생명공익재단 기부의 건 ⑤ 삼성복지재단 기부의 건	가결 가결 가결 가결 가결	
8	'05.04.04	① 한국경제신문 유상증자 참여의 건	가결	
9	'05.04.18	① 기존라인 증설 및 Upgrade 투자의 건 ② SYS.LSI 투자의 건 ③ '05년 임원배상책임보험 갱신의 건	가결 가결 가결	
10	'05.04.25	① SAS라인 증설 투자의 건 ② LCD 증설 투자의 건 ③ 중국 법인 자본금 증자의 건 ④ 삼성생명 공익재단 기부금 출연의 건	가결 가결 가결 가결	
11	'05.05.09	① 인도연구소 설립의 건 ② 블루윙스 축구단 클럽하우스 건립의 건	가결 가결	
		① 노비타 매각의 건	가결	

회 차	개최일자	의 안 내 용	가결여부	비 고
12	'05.05.17	② 중국 법인 유상증자 참여의 건	가결	
13	'05.05.23	① 멕시코 법인 냉장고 증설 및 자본금 증자의 건 ② 판매보증 충당금 양도의 건 ③ 삼성의료원 기부금 출연의 건	가결 가결 가결	
14	'05.05.30	① 남아공법인 증자 및 지급보증의 건 ② 설비 투자의 건 ③ 기부금 출연의 건	가결 가결 가결	
15	'05.06.02	① 자산 양수의 건	가결	
16	'05.06.10	① 중간배당 계획에 따른 주주명부 폐쇄의 건	가결	
17	'05.06.20	① 연구개발라인 건설 투자의 건 ② 기술 매입계약의 건	가결 가결	
18	'05.06.27	① 기부금 출연의 건	가결	
19	'05.07.04	① 공정 Upgrade 및 Capa 확대의 건	가결	
20	'05.07.11	① 기숙사 증축 투자의 건 ② LCD 단지 확장 투자의 건	가결 가결	
21	'05.08.8	① 기부금 출연의 건	가결	
22	'05.08.22	① 해외법인 Credit Line 증액의 건 ② 지분매입의 건 ③ 신규 출자의 건	가결 가결 가결	
23	'05.09.05	① LCD 라인 증설 투자의 건 ② 휴대폰 라인 증설 및 보완 투자의 건 ③ 해외 휴대폰공장 증설 및 보완 투자의 건 ④ 특허 재계약 체결의 건 ⑤ OPC코팅액 및 화학실험실 통합이전 공사의 건 ⑥ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	
24	'05.10.10	① 휴대폰 법인 설립의 건 ② 화성 삼성어린이집 건립의 건 ③ 업무용 항공기 교체 구입의 건 ④ 기부금 출연의 건	가결 가결 가결 가결	
25	'05.10.13	① 미 법무성 DRAM 반독점 조사 합의서 체결의 건	가결	
26	'05.10.17	① 해외법인 지급보증의 건 ② TU 미디어社 증자 참여의 건	가결 가결	

□ 감사위원회

① 이사회는 이사회의 결의로 감사위원회를 설치할 수 있다.

② 감사위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

※ 세부사항은 'Page 112 나. 감사제도에 관한 사항 '참조

□ 사외이사후보 추천위원회

① 이사회는 이사회의 결의로 사외이사후보 추천위원회를 설치할 수 있다.

② 사외이사후보 추천위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 사외이사후보 추천위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사
정귀호	법무법인 바른법률 고문변호사 (1999 ~ 현재) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	사외이사, 위원장
Tetsuo Iwasaki	International Management Association 회장 (2005 ~ 현재) GPI Inc. 대표이사 회장 (2004 ~ 현재) Applied Materials, Inc. 수석고문 (2002 ~ 현재)	사외이사

- 설치목적 : 관계법령과 정관 및 이사회규정에 따라 회사의 사외이사 후보를 추천하기 위함.
- 권한사항 : 사외이사를 선임하기 위한 주주총회에 사외이사 후보를 추천함

□ 내부거래위원회

① 이사회는 이사회의 결의로 내부거래위원회를 설치할 수 있다.

② 내부거래위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 내부거래위원회 구성현황

성 명	주 요 경 력	비 고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	사외이사
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	사외이사

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층 제고하기 위함.
- 권한사항
  - o 내부거래 보고 청취권

    계열사와의 내부거래 현황에 대해 보고받을 수 있음.

    ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.

o 내부거래 직권조사 명령권

o 내부거래 시정 조치 건의권

- 활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'05.01.13	o 보고사항 : '04년 4분기 내부거래현황 및 점검결과 보고	-	
2	'05.03.10	o 심의사항 : 대규모내부거래에 대한 사전 심의 1) 삼성카드 유상증자 참여의 건	-	
3	'05.04.14	o 보고사항 : '05년 1분기 내부거래현황 보고	-	
4	'05.06.03	o 심의사항 : 대규모내부거래에 대한 사전 심의 1) 삼성생명 퇴직보험료 납부의 건	-	
5	'05.07.14	o 심의사항 : 대규모내부거래에 대한 사전 심의 1) 리빙프라자(주) 유상증자 참여의 건 2) 수익증권 거래한도 연장 및 벤처펀드 가입의 건 3) 손해보험 가입의 건 4) 삼성이건희장학재단 기부금 출연의 건 5) 삼성의료원 암센터 건립 기부금 출연의 건 o 보고사항 : '05년 2분기 내부거래현황 보고	-	
6	'05.10.13	o 심의사항 : 대규모내부거래에 대한 사전 심의 1) 삼성화재 손해보험 가입의 건 o 보고사항 : '05년 3분기 내부거래현황 및 점검결과 보고	-	

나. 감사제도에 관한 사항

(1) 감사기구 관련 사항

(가) 감사위원회(감사) 설치여부, 구성방법 등

- 감사위원회 규정
  - 이 규정은 증권거래법 제191조의 17, 상법 제415조의 2에 의거 감사위원회의 구성, 운영 및 권한· 책임등에 필요한 사항을 정함을 목적으로 한다.
- 구성방법 등
  - 위원회는 3인의 이사로 구성한다.
    단, 위원 총수의 3분의 2 이상을 사외이사로 구성한다.
  - 위원장은 위원회의 결의로 선임하며, 위원장이 위원회의 의장이 된다.

· 위원의 해임은 이사 총수의 3분의 2 이상의 이사회결의로서 가능하며, 이사회는 해임, 이사의 임기만료 또는 일신상의 이유 등으로 위원회에 결원이 생길 경우 지체없이 충원을 해야 한다.

(나) 감사위원회(감사)의 감사업무에 필요한 경영정보접근을 위한 내부장치마련 여부

① 업무감사권
위원회는 이사회 및 대표이사 등이 회사업무 전반에 걸쳐 행한 업무진행 전반을 감사할 수 있다.

② 영업보고요구권 및 업무재산 조사권
위원회는 언제든지 이사 및 직원에 대해 영업에 관한 보고를 요구하거나 회사의 업무와 재산상태를 조사할 수 있다.

③ 이사보고의 수령권
이사는 회사에 현저한 손해를 미칠 염려가 있는 사실을 발견한 때에는 즉시 위원회에 이를 보고해야 한다.

④ 자회사에 대한 조사권
모회사의 위원회는 그 직무를 수행하기 위하여 필요한 때에는 자회사에 대하여 영업의 보고를 요구할 수 있다. 또한 자회사가 지체없이 보고하지 않을시 또는 그 보고의 내용을 확인할 필요가 있을 때는 자회사의 업무와 재산상태를 조사할 수 있다.

⑤ 이사의 위법행위 유지청구권
이사가 법령 또는 정관에 위반한 행위를 하여 이로 인하여 회사에 회복할 수 없는 손해가 생길 염려가 있는 경우에는 회사를 위하여 이사에 대하여 그 행위를 留止할 것을 청구할 수 있다.

⑥ 각종의 소권
위원회는 총회결의 취소, 신주발행 무효, 감자 무효 등의 訴를 제기할 수 있으며, 이 때에는 담보제공 의무가 면제된다.

⑦ 주주총회 소집청구권
위원회는 회의의 목적사항과 소집의 이유를 기재한 서면을 이사회에 제출하여 임시총회의 소집을 청구할 수 있다.

⑧ 위원회는 회사의 비용으로 전문가의 조력을 구할 수 있다.

⑨ 외부감사인 후보자 추천에 관한 권한

⑩ 기타 법령,정관 및 이사회결의에 의하여 감사위원회에 부여된 사항에 관한 권한

(다) 감사위원회(감사)의 인적사항

성 명	주 요 경 력	비고
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	사외이사
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	사외이사

(2) 감사위원회(감사)의 주요활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'05.01.07	- 외부감사인 선임 진행경과 보고	-	3(3) 참석
2	'05.01.13	- 제36기 재무제표 및 영업보고서 보고 - '04년 내부 회계관리제도 운영실태 보고 - 외부감사인 선임 심의, 승인	- - 가결	3(3) 참석
3	'05.03.10	- '04년 연결재무제표 공고안 보고	-	3(3) 참석
4	'05.04.14	- 제37기 1분기 재무제표 및 분기보고서 공고(안) 보고 - 제37기('05년) 회계감사 보수계약 검토결과 보고 - 제37기('05년) 1분기 비감사업무계약 현황보고	- - -	3(3) 참석
5	'05.07.14	- 제37기 상반기 재무제표 및 반기보고서 공고(안) 보고 - '05년 상반기 내부회계관리제도 운영실태 보고 - '05년 2/4분기 비감사업무계약 현황보고 - '05년 상반기 감사실적 및 하반기 운영방향 보고	- - - -	3(3) 참석
6	'05.10.13	- 제37기 3/4분기 재무제표 및 분기보고서 공고(안) 보고 - '05년 3/4분기 비감사업무 수행검토 보고	- -	3(3) 참석

다. 주주의 의결권행사에 관한 사항

(1) 집중투표제의 채택여부

- 해당사항 없음

(2) 서면투표제 또는 전자투표제의 채택여부

- 해당사항 없음

(3) 소수주주권의 행사여부

행사자	소수 주주권 내용	행사사유	진행 경과	비고
장윤선외 21 명	대표소송 제기권	이건희외10인에 대하여, 「삼성전자(주)의 대표이사 또는 자금담당이사로 재직한 자로서 "노태우 전대통령에 대한 뇌물공여행위 외4건"의 행위를 하여 주주의 이익을 배신하고 회사에 손해를 입혔으니 이를 배상할 것」을 청구.	2001.12.27. 1심 판결 (원고 일부 승소) 2003.11.20 2심 판결 (원고 일부 승소) 2005.10.28 대법원 상고심 확정 (원고 일부 승소)	※행사근거 법령 및 행사요건 -상법제403조'주주의 대표소송' 및 증권거래법 제191조의 13의 1항 - 6월 전부터 계속하여 발행주식총수의 10,000분의 1이상 소유

라. 임원의 보수 등

(1) 이사(사외이사 포함) 및 감사위원회 위원(감사)의 보수현황

(단위 : 억원)

구 분	지급총액	주총승인금액	1인당평균 지급액	비고
사내이사(6인)	382.9	600억원	63.8	
사외이사(7인)	3.2		0.5	감사위원회위원(3인) 포함

(2) 주식매수선택권 부여 · 행사현황

[2005년 09월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	-	5,226	94,774	03.3.17~'10.3.16	272,700	588,000
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	-	5,226	94,774	03.3.17~'10.3.16	272,700	588,000
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	40,000	3,659	26,341	03.3.17~'10.3.16	272,700	588,000
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	-	3,659	66,341	03.3.17~'10.3.16	272,700	588,000
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	03.3.17~'10.3.16	272,700	588,000
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	03.3.17~'10.3.16	272,700	588,000
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	200	2,612	47,188	03.3.17~'10.3.16	272,700	588,000
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	03.3.17~'10.3.16	272,700	588,000
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	15,000	2,117	32,883	03.3.17~'10.3.16	272,700	588,000
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	03.3.17~'10.3.16	272,700	588,000
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	-	2,090	37,910	03.3.17~'10.3.16	272,700	588,000
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	-	2,090	37,910	03.3.17~'10.3.16	272,700	588,000
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	03.3.17~'10.3.16	272,700	588,000
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	03.3.17~'10.3.16	272,700	588,000
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	15,000	-	03.3.17~'10.3.16	272,700	588,000
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	-	1,044	18,956	03.3.17~'10.3.16	272,700	588,000
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	356	4,644	03.3.17~'10.3.16	272,700	588,000
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	-	03.3.17~'10.3.16	272,700	588,000
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	03.3.17~'10.3.16	272,700	588,000
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	100	521	9,379	03.3.17~'10.3.16	272,700	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	521	4,479	03.3.17~'10.3.16	272,700	588,000
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	-	03.3.17~'10.3.16	272,700	588,000
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	100	260	4,640	03.3.17~'10.3.16	272,700	588,000
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	03.3.17~'10.3.16	272,700	588,000
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이기홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	-	03.3.17~'10.3.16	272,700	588,000
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,000	193	2,807	03.3.17~'10.3.16	272,700	588,000
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	10,000	-	03.3.17~'10.3.16	272,700	588,000
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	03.3.17~'10.3.16	272,700	588,000
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	03.3.17~'10.3.16	272,700	588,000
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	30,000	-	03.3.17~'10.3.16	272,700	588,000
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	03.3.17~'10.3.16	272,700	588,000
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	6,800	783	7,417	03.3.17~'10.3.16	272,700	588,000
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	100	521	9,379	03.3.17~'10.3.16	272,700	588,000
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	03.3.17~'10.3.16	272,700	588,000
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	1,000	521	8,479	03.3.17~'10.3.16	272,700	588,000
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	-	03.3.17~'10.3.16	272,700	588,000
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	03.3.17~'10.3.16	272,700	588,000
최외홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	03.3.17~'10.3.16	272,700	588,000
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	7,000	521	2,479	03.3.17~'10.3.16	272,700	588,000
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	03.3.17~'10.3.16	272,700	588,000
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	03.3.17~'10.3.16	272,700	588,000
합 계	-	-	-	-	1,500,000	201,930	128,540	1,169,530			

※ 변동수량 중 '취소' 주식수는 '03,'04년 이익소각으로 인한 부여주식수 감소임.
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

[2005년 9월 30일 현재]　　　　(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	2,000	5,226	92,774	'04.3.10~'11.3.9	197,100	588,000
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	-	5,226	94,774	'04.3.10~'11.3.9	197,100	588,000
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	-	3,659	66,341	'04.3.10~'11.3.9	197,100	588,000
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	-	70,000	-	'04.3.10~'11.3.9	197,100	588,000
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	11,500	2,612	35,888	'04.3.10~'11.3.9	197,100	588,000
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	588,000
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	241	2,759	'04.3.10~'11.3.9	197,100	588,000
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100	588,000
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,200	521	5,279	'04.3.10~'11.3.9	197,100	588,000
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.10~'11.3.9	197,100	588,000
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	588,000
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100	588,000
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.10~'11.3.9	197,100	588,000
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	800	260	3,940	'04.3.10~'11.3.9	197,100	588,000
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	588,000
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	-	'04.3.10~'11.3.9	197,100	588,000
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	588,000
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,300	311	4,389	'04.3.10~'11.3.9	197,100	588,000
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	588,000
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
김상륭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	222	2,778	'04.3.10~'11.3.9	197,100	588,000
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	15,000	-	'04.3.10~'11.3.9	197,100	588,000
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	588,000
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,500	521	6,979	'04.3.10~'11.3.9	197,100	588,000
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	-	'04.3.10~'11.3.9	197,100	588,000
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	5,000	783	9,217	'04.3.10~'11.3.9	197,100	588,000
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	588,000
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	588,000
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,000	254	2,746	'04.3.10~'11.3.9	197,100	588,000
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,500	493	8,007	'04.3.10~'11.3.9	197,100	588,000
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,700	298	4,002	'04.3.10~'11.3.9	197,100	588,000
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100	588,000
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	588,000
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	588,000
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	3,000	364	3,636	'04.3.10~'11.3.9	197,100	588,000
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	-	'04.3.10~'11.3.9	197,100	588,000
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	588,000
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	260	1,640	'04.3.10~'11.3.9	197,100	588,000
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	588,000
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	588,000
김형운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	588,000
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	588,000
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	588,000
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,000	783	13,217	'04.3.10~'11.3.9	197,100	588,000
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	-	'04.3.10~'11.3.9	197,100	588,000
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.10~'11.3.9	197,100	588,000
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	588,000
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
박광연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	588,000
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	588,000
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,400	521	5,079	'04.3.10~'11.3.9	197,100	588,000
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	400	364	6,236	'04.3.10~'11.3.9	197,100	588,000
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	588,000
박신흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.10~'11.3.9	197,100	588,000
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	588,000
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,300	364	1,336	'04.3.10~'11.3.9	197,100	588,000
백승웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	588,000
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.10~'11.3.9	197,100	588,000
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	588,000
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	600	364	6,036	'04.3.10~'11.3.9	197,100	588,000
성인희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	588,000
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100	588,000
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	588,000
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
안정상	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	212	2,188	'04.3.10~'11.3.9	197,100	588,000
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,100	311	3,589	'04.3.10~'11.3.9	197,100	588,000
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	588,000
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100	588,000
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	-	'04.3.10~'11.3.9	197,100	588,000
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	588,000
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	588,000
유영목	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	426	4,574	'04.3.10~'11.3.9	197,100	588,000
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	588,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	588,000
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	588,000
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100	588,000
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	588,000
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	588,000
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	588,000
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	588,000
이기홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100	588,000
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100	588,000
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이상엽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	588,000
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	588,000
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.10~'11.3.9	197,100	588,000
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,000	521	8,479	'04.3.10~'11.3.9	197,100	588,000
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	588,000
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	588,000
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.10~'11.3.9	197,100	588,000
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	588,000
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	588,000
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	588,000
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	588,000
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	588,000
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	250	2,050	'04.3.10~'11.3.9	197,100	588,000
이종해	미등기임원	2001년 03월 10일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	588,000
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.10~'11.3.9	197,100	588,000
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100	588,000
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	588,000
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	588,000
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,200	364	5,436	'04.3.10~'11.3.9	197,100	588,000
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,600	260	1,140	'04.3.10~'11.3.9	197,100	588,000
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	588,000
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	588,000
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	588,000
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	588,000
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	-	'04.3.10~'11.3.9	197,100	588,000
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	588,000
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.10~'11.3.9	197,100	588,000
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	588,000
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	588,000
정 활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100	588,000
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	-	'04.3.10~'11.3.9	197,100	588,000
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,500	476	5,024	'04.3.10~'11.3.9	197,100	588,000
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	588,000
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	588,000
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,400	311	4,289	'04.3.10~'11.3.9	197,100	588,000
정칠희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	588,000
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100	588,000
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	588,000
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	283	4,217	'04.3.10~'11.3.9	197,100	588,000
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.10~'11.3.9	197,100	588,000
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	588,000
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	2,000	326	4,674	'04.3.10~'11.3.9	197,100	588,000
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.10~'11.3.9	197,100	588,000
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	588,000
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	588,000
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	588,000
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.10~'11.3.9	197,100	588,000
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	588,000
조홍식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	203	1,697	'04.3.10~'11.3.9	197,100	588,000
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	588,000
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100	588,000
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	588,000
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	588,000
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	8,100	783	6,117	'04.3.10~'11.3.9	197,100	588,000
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	-	'04.3.10~'11.3.9	197,100	588,000
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	588,000
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	588,000
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,100	783	13,117	'04.3.10~'11.3.9	197,100	588,000
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	588,000
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	588,000
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	588,000
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	588,000
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	9,000	2,090	28,910	'04.3.10~'11.3.9	197,100	588,000
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	588,000
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	588,000
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	588,000
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	588,000
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	588,000
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,100	260	3,640	'04.3.10~'11.3.9	197,100	588,000
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,100	783	13,117	'04.3.10~'11.3.9	197,100	588,000
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	100	2,612	47,288	'04.3.10~'11.3.9	197,100	588,000
강기상외 308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	173,050	40,540	231,410	'04.3.10~'11.3.9	197,100	588,000
합 계					3,099,500	725,865	393,768	1,979,867			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

[2005년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
강태융	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	588,000
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,400	521	7,079	'04.3.1~'12.2.29	329,200	588,000
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
권중열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	588,000
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	-	'04.3.1~'12.2.29	329,200	588,000
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	588,000
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	500	181	2,819	'04.3.1~'12.2.29	329,200	588,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	588,000
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	588,000
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	588,000
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,700	269	3,031	'04.3.1~'12.2.29	329,200	588,000
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	588,000
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	588,000
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.1~'12.2.29	329,200	588,000
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.1~'12.2.29	329,200	588,000
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	588,000
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	588,000
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	588,000
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,300	234	966	'04.3.1~'12.2.29	329,200	588,000
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	588,000
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	588,000
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	588,000
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	588,000
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	588,000
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~'12.2.29	329,200	588,000
김헌성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	300	234	3,966	'04.3.1~'12.2.29	329,200	588,000
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	588,000
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,300	260	3,440	'04.3.1~'12.2.29	329,200	588,000
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	588,000
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.1~'12.2.29	329,200	588,000
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	588,000
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	588,000
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.1~'12.2.29	329,200	588,000
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,300	156	2,044	'04.3.1~'12.2.29	329,200	588,000
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	-	'04.3.1~'12.2.29	329,200	588,000
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	588,000
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	588,000
박희균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	588,000
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	588,000
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,000	143	1,357	'04.3.1~'12.2.29	329,200	588,000
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.1~'12.2.29	329,200	588,000
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	588,000
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
서병상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	588,000
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	588,000
손일헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.1~'12.2.29	329,200	588,000
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	588,000
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,300	258	3,442	'04.3.1~'12.2.29	329,200	588,000
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	588,000
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,400	521	7,079	'04.3.1~'12.2.29	329,200	588,000
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~'12.2.29	329,200	588,000
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~'12.2.29	329,200	588,000
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	10,000	1,566	18,434	'04.3.1~'12.2.29	329,200	588,000
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	588,000
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	588,000
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	588,000
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.1~'12.2.29	329,200	588,000
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	588,000
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.1~'12.2.29	329,200	588,000
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	500	234	3,766	'04.3.1~'12.2.29	329,200	588,000
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.1~'12.2.29	329,200	588,000
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	588,000
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.1~'12.2.29	329,200	588,000
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	588,000
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~'12.2.29	329,200	588,000
이용회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	588,000
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
이철희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	588,000
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,200	181	2,119	'04.3.1~'12.2.29	329,200	588,000
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	588,000
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	588,000
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.1~'12.2.29	329,200	588,000
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	600	521	8,879	'04.3.1~'12.2.29	329,200	588,000
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	588,000
정종문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.1~'12.2.29	329,200	588,000
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	588,000
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200	588,000
정현화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	600	364	6,036	'04.3.1~'12.2.29	329,200	588,000
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	588,000
조규당	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,200	521	7,279	'04.3.1~'12.2.29	329,200	588,000
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,000	222	2,778	'04.3.1~'12.2.29	329,200	588,000
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
조중헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	588,000
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	588,000
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	500	364	6,136	'04.3.1~'12.2.29	329,200	588,000
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	300	234	3,966	'04.3.1~'12.2.29	329,200	588,000
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	588,000
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	588,000
한양희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200	588,000
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
허은	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	588,000
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	588,000
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,600	260	3,140	'04.3.1~'12.2.29	329,200	588,000
합 계					988,000	167,579	53,859	766,562			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

[2005년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.26~'12.3.25	342,800	588,000
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	2,400	521	7,079	'04.3.26~'12.3.25	342,800	588,000
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.26~'12.3.25	342,800	588,000
박명동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.26~'12.3.25	342,800	588,000
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800	588,000
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.26~'12.3.25	342,800	588,000
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.26~'12.3.25	342,800	588,000
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.26~'12.3.25	342,800	588,000
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.26~'12.3.25	342,800	588,000
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.26~'12.3.25	342,800	588,000
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.26~'12.3.25	342,800	588,000
합 계					121,000	2,900	12,942	105,158			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

[2005년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	588,000
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	3,420	1,480	'05.3.8~'13.3.7	288,800	588,000
권도헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	588,000
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
김서겸	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	588,000
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	3,500	-	'05.3.8~'13.3.7	288,800	588,000
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	-	521	9,479	'05.3.8~'13.3.7	288,800	588,000
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	588,000
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	588,000
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	588,000
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,000	260	3,740	'05.3.8~'13.3.7	288,800	588,000
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	588,000
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
김현배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
김홍식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	600	181	2,719	'05.3.8~'13.3.7	288,800	588,000
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	500	181	2,819	'05.3.8~'13.3.7	288,800	588,000
박종감	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
백학명	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	588,000
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	900	260	3,840	'05.3.8~'13.3.7	288,800	588,000
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	588,000
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	588,000
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	588,000
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	588,000
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
이홍준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	588,000
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
전우현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
정재륜	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	-	521	9,479	'05.3.8~'13.3.7	288,800	588,000
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	588,000
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	588,000
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	588,000
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	588,000
P.Skar zynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	-	212	3,888	'05.3.8~'13.3.7	288,800	588,000
					368,100	14,012	31,897	322,191			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

[2005년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	588,000
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김경헌	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	588,000
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김학용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	588,000
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
김회석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
박성철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	191	9,809	'06.4.17~'14.4.16	580,300	588,000
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	588,000
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
왕 룡	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
유재환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이응상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300	588,000
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	588,000
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300	588,000
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	588,000
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
정태흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
조한슬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300	588,000
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	588,000
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최재홍	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
한기엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	588,000
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	588,000
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	-	-	10,000	'06.10.16~'08.10.15	460,500	588,000
합 계					600,000	-	24,446	575,554			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.9.30일 종가임, '관계'는 부여일 기준임.

2. 관계회사등의 현황

1) 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성

- 소속회사의 명칭

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	45	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	59	

※ 2005년 9월말 현재기준

2) 관계회사 및 자회사의 지분현황

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성물산			4.0				4.3			12.6	5.6		18.0
제일모직						0.4	0.1		13.1		3.2		
삼성전자				20.4	23.7	17.6	25.5	5.1		2.6	8.4		21.3
삼성SDI	7.4							0.1	5.1		11.5	11.0	
삼성코닝													
삼성전기						2.4					0.3		8.3
삼성에버랜드						0.1	0.3		1.1				
삼성중공업													
삼성테크윈						0.1							
삼성엔지니어링						0.1					0.9		
제일기획						0.1							
삼성정밀화학													
삼성종합화학													
호텔신라											2.2		
에스원													
삼성경제연구소													
삼성광주전자													

피출자회사 / 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성SDS													
삼성네트웍스													
삼성생명보험	4.8	0.0	7.3	0.0		3.4	0.6	7.3				5.3	
삼성화재해상보험			1.3									1.0	
삼성증권							2.0	3.1				1.3	
삼성카드		4.9						1.3	1.8	3.0	3.1	1.9	
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	12.2	4.9	12.5	20.4	23.7	24.3	32.7	16.9	21.0	18.3	35.1	20.6	47.5

피출자회사 / 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성코닝	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7			13.1		7.5	1.0				
제일모직		4.0	0.9			21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		48.4	13.0		27.5	29.8	94.3	51.0	62.4	35.8
삼성SDI		4.0	10.7						28.6				
삼성코닝													
삼성전기	9.0	4.0	10.5					12.5	23.8				
삼성에버랜드								2.0					
삼성중공업									1.0				
삼성테크윈			26.5										
삼성엔지니어링													
제일기획			0.3					3.0					
삼성정밀화학			3.6				50.0						
삼성종합화학				50.0									
호텔신라													
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
삼성생명보험					1.0				14.8				
삼성화재해상보험													
삼성증권													
삼성카드		25.6											
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	51.5	39.1	95.0	50.0	49.4	47.4	50.0	67.5	100.0	95.0	51.0	62.4	35.8

피출자회사 / 출자회사	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리	에치티에치
삼성물산												78.3
제일모직												
삼성전자	83.3	50.0	45.0	100.0	50.6		100.0	100.0	50.0		42.6	
삼성SDI												
삼성코닝						51.0						

피출자회사 / 출자회사	삼성 전자 서비스	삼성 탈레스	인터내셔널 사이버 마케팅	블루텍	세크론	글로벌텍	리빙 프라자	삼성 전자 로지텍	에스 엘시디	에스이 에이치 에프 코리아	삼성코닝 정밀유리	에치티 에치
삼성전기												
삼성에버랜드												
삼성중공업												
삼성테크윈												
삼성엔지니어링												
제일기획												
삼성정밀화학												
삼성종합화학												
호텔신라												
에스원												
삼성경제연구소												
삼성광주전자												
삼성SDS												
삼성네트웍스												
삼성생명보험												
삼성화재해상보험												
삼성증권												
삼성카드												
서울통신												
가치네트												
삼성(해남)광통신 기술유한공사										100.0		
계	83.3	50.0	45.0	100.0	50.6	51.0	100.0	100.0	50.0	100.0	42.6	78.3

피출자회사 / 출자회사	씨브이 네트	케어 캠프 닷컴	삼육오 홈케어	에스디 플렉스	아이 마켓 코리아	올 앳	시큐 아이 닷컴	이삼성 인터내 셔널	가 치 네 트	오픈 타이드 코리아	크레듀
삼성물산	40.1	54.3			14.1						
제일모직				50.0	3.7						
삼성전자					14.1						
삼성SDI					7.4			11.3			
삼성코닝					5.2						
삼성전기					13.4			11.3			
삼성에버랜드					3.7	30.0	8.9	25.0	18.7		12.1
삼성중공업					9.7						
삼성테크윈											
삼성엔지니어링					7.1						
제일기획										10.0	36.2
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원			19.2				53.3				
삼성경제연구소									4.7		14.5
삼성광주전자											
삼성SDS			14.4				4.4	52.5	9.4	70.0	9.7
삼성네트웍스			14.4								9.7
삼성생명보험											
삼성화재해상보험											
삼성증권									1.4		
삼성카드						30.0			3.3		
서울통신	9.4										

피출자회사 출자회사	씨브이네트	케어캠프닷컴	삼육오홈케어	에스디플렉스	아이마켓코리아	올 앳	시큐아이닷컴	이삼성인터내셔널	가 치 네 트	오픈타이드코리아	크레듀
가치네트			14.4								
삼성(해남)광통신기술유한공사											
계	49.5	54.3	62.5	50.0	78.3	60.0	66.6	100.0	37.5	80.0	82.1

피출자회사 출자회사	삼 성 생 명 보 험	생 보 부동산 신 탁	삼 성 선 물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	삼 성 증 권	삼 성 카 드	삼 성 벤 처 투 자
삼성물산								0.3	3.2	
제일모직										
삼성전자									46.9	16.3
삼성SDI										16.3
삼성코닝										
삼성전기	0.6								4.8	17.0
삼성에버랜드	13.3									
삼성중공업				3.9					0.0	17.0
삼성테크윈										16.7
삼성엔지니어링										
제일기획	0.2									
삼성정밀화학	0.5									
삼성종합화학										
호텔신라										
에스원										
삼성경제연구소										
삼성광주전자	0.7									
삼성SDS	0.4									
삼성네트웍스										
삼성생명보험		50.0	41.0	5.5	10.0			11.4	35.1	
삼성화재해상보험			4.0	1.2		96.8	100.0	7.7		
삼성증권			51.0	65.4						16.7
삼성카드					4.7			4.7		
서울통신										
가치네트										
삼성(해남)광통신기술유한공사										
계	15.6	50.0	96.0	76.0	14.7	96.8	100.0	24.1	89.9	100.0

※ 단위는 %, 기준일은 2005년 9월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

출자회사명	피출자회사명	지분율
삼성물산㈜	Samsung Japan Co., Ltd.	49.0
삼성물산㈜	Samsung America Inc.	100.0
삼성물산㈜	Samsung Finance Corporation.	80.0
삼성물산㈜	Samsung Mexico Engineering & Construction	100.0

출자회사명	피출자회사명	지분율
삼성물산㈜	Canada Trade Group Inc.	48.7
삼성물산㈜	Fishround, Inc.	64.6
삼성물산㈜	ZiREX Corporation Inc.	35.0
삼성물산㈜	Samsung Deutschland GmbH	100.0
삼성물산㈜	Samsung (U.K) Ltd.	100.0
삼성물산㈜	Samsung Trading PLC.	100.0
삼성물산㈜	Xiod Distribution	25.0
삼성물산㈜	Samsung France S.A.R.L.	100.0
삼성물산㈜	Samsung Engineering & Construction(M) SDN.BHD.	100.0
삼성물산㈜	Samsung Malaysia SDN. BHD.	100.0
삼성물산㈜	Erdsam Co., Ltd.	50.0
삼성물산㈜	Giang Vo Development Corporation.	65.0
삼성물산㈜	Samsung Petroleum Singapore Ltd.	100.0
삼성물산㈜	P.T. Samsung Development	100.0
삼성물산㈜	Samsung Development (Thailand) Co., Ltd.	100.0
삼성물산㈜	Samsung Thailand Co., Ltd.	43.9
삼성물산㈜	Cheil Holding Inc.	40.0
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0
삼성물산㈜	Samsung Design Philippines Inc	100.0
삼성물산㈜	Samsung (Australia) Pty., Ltd.	100.0
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0
삼성물산㈜	순덕성표강재가공유한공사	41.1
삼성물산㈜	S.S. TAIWAN CO., LTD.	100.0
삼성물산㈜	Samsung E&C (Shanghai) Co.,Ltd.	100.0
삼성물산㈜	Samsung Nigeria Co., Ltd.	40.0
삼성물산㈜	Samsung Asia Private Ltd.	30.0
삼성물산㈜	Samsung SDI America, Inc.	8.3
삼성물산㈜	Samsung SDI (Malaysia) SDN. BHD.	6.4
삼성물산㈜	Samsung SDI (Hong Kong) Ltd.	2.4
삼성물산㈜	Samsung SDI Brasil Ltda.	0.0
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1
Samsung Japan Co., Ltd.	eSamsung Japan Corporation.	16.6
Samsung America Inc.	Samsung Finance Corporation.	20.0
Samsung America Inc.	Samsung Pacific Construction Inc.	100.0
Samsung America Inc.	Meadowland Distribution	100.0
Samsung America Inc.	Weber Piano Co.	100.0
Samsung America Inc.	Samsung Technology Inc.	100.0
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0
Samsung America Inc.	ZiREX Corporation Inc.	35.0
Samsung America Inc.	Web2Zone., Inc.	100.0
Samsung America Inc.	Samsung Fashion B.V.	100.0
Samsung America Inc.	Samsung Foods Australia Pty. Ltd.	100.0
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0
Samsung Deutschland GmbH	S.C. Otelinox S.A	75.0
Samsung (U.K) Ltd.	Xiod Distribution	75.0
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0
Samsung Thailand Co., Ltd.	SETIS CO., LTD	2.0
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0
Samsung (Hongkong) Ltd.	상해국제무역공사	100.0
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0

출자회사명	피출자회사명	지분율
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0
Samsung (China) Logistics Ltd.	Sino-Samsung Logistics Co., ltd	75.0
Samsung (China) Logistics Ltd.	심천삼성집운국제화운유한공사	100.0
삼성전자㈜	Samsung Japan Co., Ltd.	51.0
삼성전자㈜	Samsung Yokohama Research Institute	100.0
삼성전자㈜	Samsung Electronics America Inc.	100.0
삼성전자㈜	Samsung Electronics Canada Inc.	100.0
삼성전자㈜	Samsung Electronics Mexico S.A. De C.V.	100.0
삼성전자㈜	Samsung Europe Plc.	100.0
삼성전자㈜	Samsung Electronics (UK) Ltd.(SEUK)	5.2
삼성전자㈜	Samsung Electronics Holding GmbH	100.0
삼성전자㈜	Samsung Electronics Iberia, S.A.	100.0
삼성전자㈜	Samsung Electronics France S.A.S	100.0
삼성전자㈜	Samsung Electronics Hungarian Co. Ltd.	100.0
삼성전자㈜	Samsung Electronics Italia S.P.A.	100.0
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0
삼성전자㈜	Samsung Electronics Overseas B.V.	100.0
삼성전자㈜	Samsung Electronics Polska, SP.Zo.O	100.0
삼성전자㈜	Samsung Electronics Portuguesa S.A.	100.0
삼성전자㈜	Samsung Electronics Nordic Aktiebolag	100.0
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0
삼성전자㈜	Samsung Electronics Slovakia s.r.o	39.2
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0
삼성전자㈜	Samsung Electronics Malaysia SDN.BHD.	100.0
삼성전자㈜	Samsung Vina Electronics Co., Ltd.	80.0
삼성전자㈜	Samsung Asia Private Ltd.	70.0
삼성전자㈜	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0
삼성전자㈜	Samsung India Software Operations Pvt. Ltd.	100.0
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0
삼성전자㈜	P.T. Samsung Electronics Indonesia	100.0
삼성전자㈜	Thai-Samsung Electronics Co. Ltd.	91.8
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0
삼성전자㈜	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0
삼성전자㈜	Souzhou Samsung Electronics Co., Ltd	78.2
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0
삼성전자㈜	Samsung Electronics Souzhou Semiconductor Co., Ltd.	100.0
삼성전자㈜	Shandong-Samsung Telecommunications Co., Ltd.	90.0
삼성전자㈜	Samsung Electronics Huizhou Co., Ltd.	42.4
삼성전자㈜	Tianjin Samsung Electronics Co., Ltd.	81.1
삼성전자㈜	Samsung Electronics Taiwan Co., Ltd.	100.0
삼성전자㈜	Tianjin Samsung Electronics Display Co., Ltd.	54.7
삼성전자㈜	Tianjin Samsung Telecom Technology Co., Ltd.	89.0
삼성전자㈜	Shanghai Samsung Semiconductor Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics Suzhou Computer Co.,Lcd	66.0
삼성전자㈜	Samsung Electronics Suzhou LCD Co.,Lcd	100.0
삼성전자㈜	Samsung Kejian Mobile Telecom. Tech. Co., Ltd.	60.0
삼성전자㈜	Samsung Semiconductor China R&D.,Ltd.	100.0
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0

출자회사명	피출자회사명	지분율
삼성전자㈜	Hangzhou Samsung Eastcom Network Technology Co., Ltd.	70.0
삼성전자㈜	Samsung Gulf Electronics Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics South Africa (Pty) Ltd.	100.0
삼성전자㈜	Samsung Electronics Latin America Panama (Zona Libre) S.A.	100.0
삼성전자㈜	Samsung Electronics Argentina S.A.	100.0
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	100.0
삼성전자㈜	Samsung-Crosna Joint Stock Company	71.0
삼성전자㈜	Samsung Russia Service Center	100.0
삼성전자㈜	Samsung SDI Brasil Ltda.	0.1
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0
서울통신기술㈜	SCOMMTECH JAPAN CO.LTD	100.0
서울통신기술㈜	Samsung Telecommunications Australia Pty Ltd.	100.0
블루텍㈜	Samsung Electronics Huizhou Co., Ltd.	47.2
Samsung Electronics America Inc.	Samsung Receivables Corporation	30.3
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0
Samsung Electronics America Inc.	Samsung International Inc.	100.0
Samsung Electronics America Inc.	Samsung Telecommunications America Inc.	100.0
Samsung Electronics America Inc.	Samsung Austin Semiconductor LLC.	1.1
Samsung Semiconductor Inc.	Samsung Receivables Corporation	52.3
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	98.9
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0
Samsung Telecommunications America Inc.	Samsung Receivables Corporation	17.4
Samsung Europe Plc.	Samsung Electronics (UK) Ltd.(SEUK)	94.8
Samsung Europe Plc.	Samsung Semiconductor Europe Limited	100.0
Samsung Electronics (UK) Ltd.(SEUK)	Samsung Electronics Manufacturing (U.K.) Ltd.	100.0
Samsung Electronics (UK) Ltd.(SEUK)	Samsung Telecoms (UK) Ltd.	100.0
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0
Samsung Electronics Hungarian Co. Ltd.	Samsung Electronics Slovakia s.r.o	60.8
Samsung Electronics Benelux B.V.	Samsung Telecommunications Benelux	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0
Samsung Electronics Overseas B.V.	Sgm Ltd., Moscow, Russian Federation.	100.0
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	25.3
Samsung Asia Private Ltd.	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0
Samsung Asia Private Ltd.	Samsung Electronics Philippines Corporation (구 SMC)	100.0
Samsung Asia Private Ltd.	Samsung SDI (Malaysia) SDN. BHD.	25.0
Samsung Asia Private Ltd.	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0
Samsung Asia Private Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.1
P.T. Samsung Electronics Indonesia	P.T. Samsung Telecommunications Indonesia	99.0
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.0
Samsung (China) Investment Co., Ltd	Souzhou Samsung Electronics Co., Ltd	5.9
Samsung (China) Investment Co., Ltd	Shandong-Samsung Telecommunications Co., Ltd.	10.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	4.8
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	4.7
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom. R&D Center.	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	34.0
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	10.0

출자회사명	피출자회사명	지분율
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Da Amazonia LTDA.	100.0
삼성SDI㈜	Samsung SDI America, Inc.	91.7
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0
삼성SDI㈜	Samsung SDI Hungary Rt.	21.7
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0
삼성SDI㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	40.0
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4
Samsung SDI Germany GmbH.	Samsung SDI Hungary Rt.	78.3
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2
Samsung SDI (Malaysia) SDN. BHD.	Samsung Corning Malaysia SDN. BHD.	30.0
Tianjin Samsung SDI Co., Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	25.0
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0
Samsung SDI (Hong Kong) Ltd.	Dongguan Samsung SDI Co., Ltd.	100.0
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Vacuum Electronic Devices Co., Ltd	55.0
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	75.0
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	93.7
삼성전기㈜	Calamba Premier Realty Corporation.	39.8
삼성전기㈜	PT. Samsung Electro-Mechanics Indonesia.	100.0
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0
삼성전기㈜	동관삼성전기유한공사	100.0
삼성전기㈜	천진삼성전기유한공사	81.0
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0
삼성전기㈜	삼성고신전기(천진)유한공사	95.0
Samsung Electro-Mechanics America, Inc.	Samsung Electro-Mechanics Mexicana, S.A. De C.V.	100.0
Samsung Electro-Mechanics Thailand Co., Ltd.	Samsung Electro-Mechanics Philippines, Corp.	6.3
삼성화재해상보험㈜	삼성화재 유럽현지법인	100.0
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0
삼성화재해상보험㈜	Samsung Vina Insurance Co. Ltd.	50.0
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0
삼성중공업㈜	삼성중공업(영파)유한공사	100.0
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0
삼성생명보험㈜	Samsung Life Investment (America) Ltd.	100.0
삼성생명보험㈜	Samsung Life Insurance Agency (America)	100.0
삼성생명보험㈜	Samsung Life Investment (U.K) Limited.	100.0
삼성생명보험㈜	Samsung Asset Management (Singapore) Pte Ltd.	100.0
삼성생명보험㈜	Samsung Properties China, Limited.	100.0
삼성생명보험㈜	Samsung Asset Management(Asia) Ltd.	100.0

출자회사명	피출자회사명	지분율
삼성생명보험㈜	중항삼성인수보험유한공사	50.0
제일모직㈜	Cheil America Inc.	100.0
제일모직㈜	Samsung Chemical (USA), INC.	100.0
제일모직㈜	Samsung Fashion S.r.L	100.0
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0
제일모직㈜	Tianjin Samsung Fashion Co., Ltd.	100.0
제일모직㈜	삼성복장무역(상해)유한공사	100.0
삼성테크윈㈜	Samsung Opto-Electronics America, Inc.	100.0
삼성테크윈㈜	Samsung Techwin Europe B.V.	100.0
삼성테크윈㈜	Samsung Opto-Electronics UK, Ltd.	100.0
삼성테크윈㈜	Samsung Opto-Electronics GmbH	100.0
삼성테크윈㈜	천진삼성광전자유한공사	70.0
시큐아이닷컴㈜	Unisecurity, Inc.	22.4
시큐아이닷컴㈜	Samsung Secui America.	100.0
㈜이삼성인터내셔날	eSamsung Japan Corporation.	70.1
㈜이삼성인터내셔날	Opentide Japan Co., Ltd.	18.3
㈜이삼성인터내셔날	eSamsung Asia (Holdings) Pte Ltd.	77.3
㈜이삼성인터내셔날	Opentide Asia Pte Ltd.	18.3
㈜이삼성인터내셔날	Opentide Greater China Co., Ltd.	18.3
eSamsung Japan Corporation.	GameOn Co., Ltd.	40.9
eSamsung Japan Corporation.	Opentide Japan Co., Ltd.	45.0
eSamsung Asia (Holdings) Pte Ltd.	Opentide Asia Pte Ltd.	45.0
eSamsung Asia (Holdings) Pte Ltd.	eSamsung Greater China Co., Ltd.	100.0
eSamsung Greater China Co., Ltd.	Opentide Greater China Co., Ltd.	40.0
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0
삼성코닝㈜	Samsung Corning Deutschland GmbH.	100.0
삼성코닝㈜	Samsung Corning Malaysia SDN. BHD.	70.0
삼성코닝㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	60.0
삼성증권㈜	Samsung Securities (America), Inc.	100.0
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0
삼성에스디에스㈜	Opentide Japan Co., Ltd.	36.7
삼성에스디에스㈜	Samsung SDS Infotech Pvt Ltd.	63.0
삼성에스디에스㈜	Opentide Asia Pte Ltd.	36.7
삼성에스디에스㈜	Opentide Greater China Co., Ltd.	36.7
삼성에스디에스㈜	KAS Systems KK	55.0
삼성에스디에스㈜	Samsung SDS America, Inc.	100.0
삼성에스디에스㈜	Samsung SDS Europe Ltd.	100.0
삼성에스디에스㈜	삼성수거계통북경유한공사	100.0
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0
Samsung SDS America, Inc.	Unisecurity, Inc.	22.4
Samsung SDS America, Inc.	Samsung SDS Brazil,Ltd.	100.0
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0
삼성엔지니어링㈜	Samsung Engineering (Malaysia) SDN. BHD.	100.0
삼성엔지니어링㈜	PT Samsung Engineering Indonesia Co., Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering (Thailand) Co., Ltd.	33.0
삼성엔지니어링㈜	Samsung Engineering Philippines, Inc.	40.0

출자회사명	피출자회사명	지분율
삼성엔지니어링㈜	SETIS CO., LTD	49.0
삼성엔지니어링㈜	SAMSUNG ENGINEERING CONSULTING(SHANGHAI)CO.,LTD	100.0
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	75.0
삼성엔지니어링㈜	Samsung INGENIERIA MEXICO S.A DE C.V.	99.7
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9
SETIS CO., LTD	Samsung Engineering (Thailand) Co., Ltd.	67.0
㈜제일기획	Cheil Communications America, Inc.	100.0
㈜제일기획	CHEIL COMMUNICATIONS EUROPE LTD.	100.0
㈜제일기획	Cheil Communications Germany GmbH	100.0
㈜제일기획	Cheil Communications India Pvt. Ltd.	100.0
㈜제일기획	Cheil Communications (Thailand) Ltd	49.0
㈜제일기획	Samsung Advertising (Beijing) Inc	70.0
㈜제일기획	Cheil Communications do Brasil S/C Ltda.	100.0
㈜제일기획	Cheil Communications Mexico Inc.	100.0
㈜제일기획	Cheil Communications Rus Limited Liability Company	100.0
㈜호텔신라	Samsung Hospitality America	100.0
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0
Cheil Communications America, Inc.	Cheil Communications India Pvt. Ltd.	0.0

※ 단위는 %, 기준일은 2005년 9월말, 보통주 기준임.

3) 관련법령상의 규제내용 등

· "독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2005년 4월 1일

② 규제내용 요약

· 상호출자의 금지

· 계열사 채무보증 금지

· 금융·보험사의 계열사 의결권 제한

· 대규모 내부거래의 이사회 의결 및 공시 등

· 비상장사 중요사항 공시

※ 출자총액의 제한은 2004.7.21 字로 제외

3. 타법인출자 현황

[2005. 9. 30 현재]　　　　(단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액 수량	기초잔액 지분율	기초잔액 장부가액	증가(감소) 내역 수량	증가(감소) 내역 취득(처분) 가액	분기말잔액 수량	분기말잔액 지분율	분기말잔액 장부가액	피출자법인의 최근사업연도 당기순이익 ('04年)	비고
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.7	824,324	0	51,400	9,283	19.7	875,724	741,749	
		〃	삼성전기㈜	경영참가 등	17,693	22.8	368,342	0	8,893	17,693	22.8	377,235	95,419	
		비상장	노비타㈜	사업관련	4,988	100.0	40,022	-4,988	-40,022		0.0	0	-124	
		〃	삼성광주전자㈜	사업관련	38,516	94.3	491,897	0	45,108	38,516	94.3	537,005	15,491	
		〃	삼성카드㈜	경영참가 등	121,071	46.0	750,327	111,530	-21,696	232,601	46.9	728,631	-1,103,655	
		상장	삼성테크윈㈜	경영참가 등	19,604	25.5	163,546	0	11,497	19,604	25.5	175,043	25,826	
		비상장	스테코㈜	사업관련	2,448	51.0	26,943	0	1,452	2,448	51.0	28,395	6,280	
		〃	세메스㈜	사업관련	1,247	62.4	-407	0	-4,962	1,247	62.4	-5,369	6,816	
		〃	서울통신기술㈜	사업관련	3,333	30.3	29,420	600	7,835	3,933	35.8	37,255	11,887	
		〃	삼성경제연구소㈜	경영참가 등	3,576	29.8	18,230	0	-2,460	3,576	29.8	15,770	57	
		〃	삼성에스디에스㈜	경영참가 등	11,978	21.3	50,260	0	18,753	11,978	21.3	69,013	80,041	
		〃	삼성네트웍스㈜	경영참가 등	23,956	23.1	27,325	0	5,983	23,956	23.1	33,308	24,238	
		〃	삼성코닝㈜	경영참가 등	3,666	45.3	360,281	0	-97,678	3,666	45.3	262,603	107,323	
		〃	삼성라이온즈㈜	경영참가 등	55	27.5	0	0	693	55	27.5	693	-1,002	
		〃	세크론㈜	사업관련	405	50.6	1,828	0	-207	405	50.6	1,621	3,130	
		〃	삼성전자서비스㈜	사업관련	6,000	83.3	44,669	0	482	6,000	83.3	45,151	-3,858	
		〃	엠이엠씨코리아㈜)	사업관련	3,440	20.0	40,130	0	-4,061	3,440	20.0	36,069	28,462	
		〃	삼성코닝정밀유리	경영참가 등	1,022	41.9	450,584	0	123,706	1,022	41.9	574,290	599,021	
		〃	삼성탈레스㈜	경영참가 등	13,500	50.0	88,578	0	11,592	13,500	50.0	100,170	-5,164	
		〃	리빙프라자	사업관련	300	100.0	46,877	467	65,208	767	100.0	112,085	-3,432	
		〃	블루텍	사업관련	5,999	100.0	98,907	0	6,575	5,999	100.0	105,482	28,358	
		〃	삼성전자로지텍	사업관련	1,011	100.0	17,745	0	5,553	1,011	100.0	23,298	5,424	
		〃	보광부품 1호	사업관련	1	50.0	7,614	0	3	1	50.0	7,617	28	
		〃	보광 5호 신기술투자조합	사업관련	1	83.3	5,182	0	-317	1	83.3	4,865	-278	
		〃	보광10호 신기술투자조합	사업관련	1	81.8	6,662	0	-605	1	81.8	6,057	-555	
		〃	영상 1호 투자조합	사업관련		99.4	4,004	0	-4,004		0.0	0	270	
		〃	SVIC 2호 투자조합	사업관련		99.0	28,849	0	-20,536		99.0	8,313	2,039	
		〃	SVIC 3호 투자조합	사업관련		99.0	23,465	0	-15,245		99.0	8,220	-1,709	
		〃	SVIC 4호 투자조합	사업관련		65.7	78,291	0	6,121		65.7	84,412	-14,099	
		〃	SVIC 5호 투자조합	사업관련		99.0	14,759	0	-2,955		99.0	11,804	-4,917	
		〃	SVIC 6호 투자조합	사업관련				0	26,187		99.0	26,187		신규출자
		〃	SVIC 7호 투자조합	사업관련				0	14,829		99.0	14,829		신규출자
		〃	S-LCD	사업관련	210,000	50.0	1,020,781	0	-135,616	210,000	50.0	885,165	-25,503	
		상장	삼성중공업㈜	경영참가 등	40,676	17.6	262,765	0	355,505	40,676	17.6	618,270	53,067	
		〃	삼성정밀화학㈜	경영참가 등	2,165	8.4	38,536	0	19,160	2,165	8.4	57,696	46,973	
		〃	호텔신라㈜	경영참가 등	2,005	5.0	12,570	0	6,054	2,005	5.0	18,624	14,050	
		〃	제일기획㈜	경영참가 등	120	2.6	18,052	0	5,938	120	2.6	23,990	42,716	
		〃	데이콤㈜	사업관련	365	0.7	1,816	-365	-1,816		0.0	0	38,805	
		협회등록	하나로텔레콤㈜	사업관련	4,444	1.0	14,289	-4,444	-14,289		0.0	0	10,492	
		비상장	삼성석유화학㈜	경영참가 등	514	13.0	8,040	0	0	514	13.0	8,040	73,484	
		〃	삼성종합화학㈜	경영참가 등	1,914	3.9	19,143	0	0	1,914	3.9	19,143	181,932	
		〃	㈜기협기술금융	사업관련	1,000	17.2	5,000	0	0	1,000	17.2	5,000	216	
		〃	부산신항만㈜	사업관련	1,135	1.9	5,676	0	0	1,135	1.6	5,676	-6,170	
		〃	한국경제신문㈜	경영참가 등	26	0.2	69	46	296	72	0.4	365	1,540	
		〃	제일경영컨설팅㈜	사업관련	4	10.0	19	0	0	4	10.0	19	153	
		〃	지이삼성조명㈜	사업관련	80	10.0	273	0	0	80	10.0	273	1,994	
		〃	부룩스 PRI 오토메이션아시아	사업관련	219	19.0	368	0	0	219	19.0	368	1,060	
		〃	삼성벤처투자㈜	사업관련	980	16.3	4,900	0	0	980	16.3	4,900	537	
		〃	블루버드소프트㈜	사업관련	140	17.0	2,441	0	0	140	17.0	2,441	1,575	
		〃	㈜알티캐스트	사업관련	1,650	11.9	482	0	0	1,650	12.0	482	1,538	
		〃	아이마켓코리아	사업관련	380	14.1	1,900	0	0	380	14.1	1,900	7,196	
		〃	싸이버뱅크	사업관련	1,083	7.5	777	0	0	1,083	7.5	777	-5,657	

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('04年)	비고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
		〃	한국디지털 위성방송	사업관련	600	0.7	3,344	0	0	600	0.7	3,344	-137,981	
		〃	화인칩스	사업관련	2	4.8	10	0	0	2	4.8	10	523	
		〃	애트랩(주)	사업관련	9	5.0	260	0	0	17	4.7	260	827	
		〃	(주)인터내셔널 사이버마케팅(ICM)	사업관련	450	45.0	1,166	0	0	450	45.0	1,166	59	
		〃	TU미디어(주)	사업관련	1,820	7.0	9,100	0	0	1,820	7.0	9,100	-14,288	
		〃	한국통신공업 협동조합	사업관련			13	0	0			13	-94	
		〃	소프트웨어 공제조합	사업관련			150	0	0			150	244	
		〃	신구미개발(주)	사업관련		2.0	200	-2	-200		0.0	0	-157	
해외	매도가능증권	비상장	SECA	해외거점확보		100.0	44,055	0	2,648		100.0	46,703	3,622	
		〃	SEA	해외거점확보	270	100.0	407,747	0	-64,676	270	100.0	343,071	58,732	
		〃	SELA	해외거점확보	40	100.0	68,842	0	15,014	40	100.0	83,855	745	
		〃	SEM	해외거점확보	396	100.0	37,380	0	5,094	396	100.0	42,474	1,999	
		〃	SEASA	해외거점확보	22,300	100.0	5,571	0	84	22,300	100.0	5,655	21	
		〃	SESA	해외거점확보	8,021	100.0	89,213	0	-11,167	8,021	100.0	78,046	-6,877	
		〃	SENA	해외거점확보	1,000	100.0	22,017	0	-5,182	1,000	100.0	16,835	1,539	
		〃	SEH	해외거점확보	753	100.0	183,281	0	-9,909	753	100.0	173,372	26,368	
		〃	SEP	해외거점확보	1,751	100.0	20,531	0	-4,111	1,751	100.0	16,420	1,696	
		〃	SEF	해외거점확보	2,700	100.0	71,945	0	-16,683	2,700	100.0	55,262	16,157	
		〃	SEUK	해외거점확보	113,939	100.0	224,941	0	-18,010	113,939	100.0	206,931	23,810	
		〃	SEHG	해외거점확보		100.0	128,665	0	-3,092		100.0	125,573	22,100	
		〃	SEI	해외거점확보	677	100.0	58,961	0	-6,788	677	100.0	52,173	4,323	
		〃	SEBN	해외거점확보	310	100.0	34,749	0	-6,709	310	100.0	28,040	4,277	
		〃	ELS	해외거점확보	288	100.0	38,825	0	-40,507	288	100.0	-1,682	2,508	
		〃	SEPOL	해외거점확보		100.0	28,371	0	-3,114		100.0	25,257	4,453	
		〃	SSA	해외거점확보	1,272	100.0	-767	0	17,131	1,272	100.0	16,364	2,139	
		〃	SESK	해외거점확보	14,607	39.2	19,455	0	6,316	14,607	39.2	25,771	24,479	
		〃	SEO	해외거점확보		100.0	-5,883	0	20,529		100.0	14,646	4,387	
		〃	SEAU	해외거점확보	53,200	100.0	59,033	0	-8,409	53,200	100.0	50,624	8,214	
		〃	SEMA	해외거점확보	16,247	100.0	61,747	0	18,562	16,247	100.0	80,309	28,324	
		〃	SGE	해외거점확보		100.0	12,910	0	-1,355		100.0	11,555	7,346	
		〃	SEIN	해외거점확보	45	100.0	102,330	0	-230	45	100.0	102,100	29,921	
		〃	SDMA	해외거점확보	71,400	75.0	81,105	0	25,537	71,400	75.0	106,642	44,012	
		〃	SIEL	해외거점확보	200,782	100.0	64,197	0	-10,825	200,783	100.0	53,372	-4,276	
		〃	SAPL	해외거점확보	42,911	70.0	184,863	0	1,825	42,911	70.0	186,688	78,206	
		〃	SAVINA	해외거점확보	89,907	80.0	25,000	0	499	89,907	80.0	25,499	13,042	
		〃	TSE	해외거점확보	11,020	91.8	107,592	0	7,087	11,020	91.8	114,679	63,495	
		〃	STE	해외거점확보		49.0	3,101	0	257		49.0	3,358	324	
		〃	SEPHIL	해외거점확보		100.0	26,104	0	2,136		100.0	28,240	9,482	
		〃	SISO	해외거점확보			0	0	3			3		'05년 사업개시
		〃	SEHK	해외거점확보	274,250	100.0	41,609	0	3,263	274,250	100.0	44,872	3,051	
		〃	SET	해외거점확보	27,420	100.0	27,375	0	15,871	27,420	100.0	43,246	15,522	
		〃	SESS	해외거점확보		100.0	117,411	0	64,122		100.0	181,533	10,553	
		〃	SCIC	해외거점확보		100.0	159,968	0	11,539		100.0	171,507	15,838	
		〃	SEHZ	해외거점확보		42.4	26,492	0	-16,112		42.4	10,380	34,477	
		〃	TSED	해외거점확보		54.7	23,883	0	8,136		54.7	32,019	56,954	
		〃	SSEC	해외거점확보		78.2	64,485	0	-1,728		78.2	62,757	10,716	
		〃	TSEC	해외거점확보		81.1	70,664	0	14,084		81.1	84,748	52,899	
		〃	SST	해외거점확보		90.0	29,627	0	-2,613		90.0	27,014	8,353	
		〃	TSTC	해외거점확보		90.0	51,828	0	44,653		89.0	96,481	67,445	
		〃	SSM	해외거점확보		49.0	9,112	0	-1,563		49.0	7,549	5,109	
		〃	SSKMT	해외거점확보		60.0	25,128	0	-9,712		60.0	15,416	17,815	
		〃	SESL	해외거점확보		100.0	128,004	0	6,842		100.0	134,846	9,382	
		〃	SESC	해외거점확보		66.0	18,175	0	21,990		66.0	40,165	11,169	
		〃	SSS	해외거점확보		100.0	-5,237	0	7,076		100.0	1,839	1,007	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('04年)	비고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
	〃	SEHF	해외거점확보		100.0	16,104	0	15,364		100.0	31,468	-601	
	〃	SJC	해외거점확보	795	51.0	42,780	0	12,096	795	51.0	54,876	32,504	
	〃	SYRI	해외거점확보	122	100.0	62,591	0	-5,737	122	100.0	56,854	253	
	〃	TSST Japan	해외거점확보	294	49.0	107,896	0	-48,673	294	49.0	59,223	-62,201	
	〃	SCT	사업관련		71.0	257	0	0		71.0	257	-73	
	〃	SRSC	사업관련		100.0	707	0	0		100.0	707	-2,851	
	〃	SDDB	사업관련		0.1	97	0	0		0.1	97	23,637	
	〃	Semiconductor Portal	사업관련		4.0	38	0	0		4.0	38	12	
	〃	SEAG	사업관련		100.0	40	0	0		100.0	40	554	
	〃	Symbian	사업관련	10,360	4.5	31,839	0	0	10,360	4.5	31,839	-53	
	〃	SECH	사업관련		100.0	597	0	0		100.0	597	81	
	〃	T3G	사업관련		19.2	6,327	0	1,405		19.2	7,732	-14,290	
	〃	SSCR	사업관련		100.0	1,794	0	0		100.0	1,794	-874	
	〃	SME	사업관련	1,900	100.0	4,797	0	478	1,900	100.0	5,275	213	
	〃	HSEN	사업관련		70.0	2,027	0	0		70.0	2,027	-811	
	〃	CMLA LLC	사업관련			347	0	307			654		'05년 사업개시
	〃	MTLD Top Domain Ltd.	사업관련			0	600	754	600	5.0	754		'05년 사업개시
합 계						8,813,435		485,949		0.0	9,299,384	1,702,587	

※ 취득(처분)가액은 지분법 및 감액 등 금전의 수수를 수반하지 않는.증가/감소를 포함함

※ 피투자법인의 당기순이익 중 일부 소규모 법인의 경우 감사 前 재무제표를 근거로 기재하였음

VI. 주식에 관한 사항

1. 주식의 분포

가. 최대주주 및 그 특수관계인의 주식소유 현황

[2005년 09월 30일 현재] (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)						변동 원인
			기 초		증 가	감 소	분 기 말		
			주식수	지분율	주식수	주식수	주식수	지분율	
이건희	본인	보통주	2,819,659	1.91	0	0	2,819,659	1.91	
삼성물산	특수관계인	보통주	5,917,362	4.02	0	0	5,917,362	4.02	
삼성장학재단	특수관계인	보통주	170,000	0.12	0	0	170,000	0.12	
삼성복지재단	특수관계인	보통주	89,683	0.06	0	0	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	0	0	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	0	0	1,083,072	0.74	
이재용	특수관계인	보통주	961,573	0.65	0	0	961,573	0.65	
삼성생명	특수관계인	보통주	10,656,663	7.23	38,530	5,712	10,689,481	7.26	장내매매
삼성생명	특수관계인	우선주	879	0	400	0	1,279	0.01	
삼성화재	특수관계인	보통주	1,856,370	1.26	0	0	1,856,370	1.26	
삼성증권	특수관계인	보통주	5	0	24,438	24,441	2	0	장내매매
삼성증권	특수관계인	우선주	1	0	18	18	1	0	장내매매
윤종용	특수관계인	보통주	11,593	0.01	2,000	0	13,593	0.01	주식매수선택권 행사
이학수	특수관계인	보통주	19,384	0.01	0	0	19,384	0.01	
이윤우	특수관계인	보통주	2,100	0	40,000	30,000	12,100	0.01	주식매수선택권 행사, 장내 매도
최도석	특수관계인	보통주	10,151	0.01	10,000	7,000	13,151	0.01	주식매수선택권 행사, 장내 매도
김인주	특수관계인	보통주	1,040	0	0	0	1,040	0	
Hirlinger	특수관계인	보통주	100	0	0	0	100	0	
임성락	특수관계인	보통주	500	0	0	0	500	0	
Goran S. Malm	특수관계인	보통주	381	0	22	0	403	0	장내 매수
계		보통주	23,637,251	16.05	114,990	67,153	23,685,088	16.08	
		우선주	880	0	418	18	1,280	0.01	
		합 계	23,638,131	13.89	115,408	67,171	23,686,368	13.92	

최대주주명 : 이건희 특수관계인의 수 : 17 명

나. 5%이상 주주의 주식소유 현황

[2005년 06월 30일 현재] (단위 : 주, %)

순위	성명(명칭)	보통주		우선주		소계	
		주식수	지분율	주식수	지분율	주식수	지분율
1	Citibank N.A	14,090,937	9.57	4,388,432	19.22	18,479,369	10.86
2	삼성생명	10,689,481	7.26	1,279	0.01	10,690,760	6.28
합 계		24,780,418	16.82	4,389,711	19.22	29,170,129	17.15

※ 최근 주주명부폐쇄일인 '05.6.30 기준임

다. 주주 분포

[2005년 6월 30일 현재]

구 분	주주수(명)	비 율(%)	주식수(주)	비 율(%)	비 고
소액주주 합계	111,687	99.97	104,728,320	61.56	
소액주주(법인)	3,818	3.42	86,599,279	50.90	
소액주주(개인)	107,869	96.56	18,129,041	10.66	
최 대 주 주	25	0.02	23,683,368	13.92	주주수 25인: 삼성생명 특별계정은 각기 별도 주주로 계산
주 요 주 주	0	0.00	0	0.00	
기타주주 합계	4	0.00	41,721,076	24.52	
기타주주(법인)	4	0.00	41,721,076	24.52	
기타주주(개인)	0	0.00	0	0.00	
합 계	111,716	100.00	170,132,764	100.00	

※ 최근 주주명부폐쇄일인 '05.6.30 기준임

2. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 전항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. 가. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 나. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 다. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 라. 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 마. 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 바. 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조의5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는

	그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다. ☞ (주) 제11조의3 (일반공모증자) 1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여 신주를 발행할 수 있다. 2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의로써 정한다. 다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞ (주) 제11조의4 (주식매수선택권) 1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 같다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지 임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다. 2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다. 3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다. 4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다. 5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다. 6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다. 7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다. 1. 임· 직원이 주식매수선택권을 부여받은 후 임의로

	퇴임하거나 퇴직한 경우 2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우 3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우

결 산 일	12월 31일	정기주주총회	2~3월중
주주명부폐쇄시기			1월 1일부터 1개월 間
주권의 종류	1,5,10,50,100,500,1,000,10,000(8종)		
명의개서대리인	증권예탁원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지		
주주의 특전	없음	공고게재신문	중앙일보

3. 최근 6개월 간의 주가 및 주식 거래실적

가. 국내증권시장

(단위 : 원, 천주)

종 류		'05년4월	5월	6월	7월	8월	9월
보통주	최 고	522,000	498,500	500,000	565,000	578,000	613,000
	최 저	452,000	455,000	477,500	501,000	540,000	549,000
월간거래량		8,941	7,109	9,572	8,477	9,084	8,708
우선주	최 고	354,000	327,500	339,500	386,000	401,000	454,000
	최 저	298,000	296,000	316,500	339,000	370,000	379,500
월간거래량		852	1,006	1,119	1,111	816	858

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주),룩셈부르크 증권거래소(우선주)] (단위 : $, 천DR)

종 류		'05년4월	5월	6월	7월	8월	9월
보통주	최 고	257.50	248.75	248.00	275.75	282.50	298.50
	최 저	225.50	227.75	238.00	239.00	261.75	265.25
월간거래량		2,327	1,838	2,071	2,302	1,762	1,716
우선주	최 고	173.75	162.75	167.50	186.25	195.50	217.50
	최 저	147.25	147.25	157.50	162.00	176.50	182.75
월간거래량		532	381	439	490	278	367

VII. 임원 및 직원 등에 관한 사항

1. 임원의 현황

(단위 : 주)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
대표이사 회장 (상근)	등기임원	이건희	1942.01.09	삼성그룹 회장	전사 중장기 전략	2,819,659	0	중임
대표이사 부회장 (상근)	등기임원	윤종용	1944.01.21	삼성그룹 일본본사 대표이사 사장	전사 경영전반 총괄	13,593	0	중임
대표이사 부회장 (상근)	등기임원	이학수	1946.06.25	삼성전자 회장실 실장 대표이사 사장	회장실업무 총괄 겸)삼성 기업구조조정 관련업무 총괄	19,384	0	중임
대표이사 부회장 (상근)	등기임원	이윤우	1946.06.26	삼성전자 반도체총괄 대표이사 사장	기술총괄 겸) 대외협력담당 겸) 기술원 관장	12,100	0	중임
대표이사 사장 (상근)	등기임원	최도석	1949.05.03	삼성전자 경영지원총괄 사장	전사 경영지원업무 총괄	13,151	0	중임
사 장 (상근)	등기임원	김인주	1958.12.13	삼성전자 회장실 부사장	삼성 기업구조조정 관련 업무	1,040	0	중임
사외이사 (비상근)	등기임원	Hirlinger	1950.02.11	Bayerische Landesbank 동경/서울사무소장	전사 경영전반에 대한 업무	100	0	중임
사외이사 (비상근)	등기임원	임성락	1945.05.28	국은투신운용 대표이사 사장	전사 경영전반에 대한 업무	500	0	중임
사외이사 (비상근)	등기임원	황재성	1944.02.01	서울지방 국세청장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	Tetsuo Iwasaki	1946.07.24	Applied Materials Japan 회장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	이갑현	1943.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	Goran S. Malm	1947.03.14	GE Asia-Pacific 사장 /GE Senior VP	전사 경영전반에 대한 업무	403	0	중임
사외이사 (비상근)	등기임원	정귀호	1939.08.04	대법원 대법관	전사 경영전반에 대한 업무	0	0	신임

○ 타회사 임원겸직 현황

겸 직 현 황		겸 직 회 사			비 고
성 명	직 위	회사명	직 위	담당업무	
이건희	대표이사 회 장	S J C (일본 현지 판매 법인)	이 사	비상근	
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사	비상근	

○ 미등기임원현황

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
회장	임 관	19341107	종합기술원內	종합기술원장	Northwestern Univ.(博士)
사장	임형규	19530204	종합기술원장	기술총괄	Univ. of Florida(博士)
사장	이상완	19500322	LCD총괄	LCD총괄	연세대(碩士)

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
사장	황창규	19530123	반도체총괄	반도체총괄	Univ. of Massachusetts, Amherst(博士)
사장	이기태	19481006	정보통신총괄	정보통신총괄	인하대
사장	신필열	19461111	삼성스포츠단內	삼성스포츠단內	서울대
사장	이현봉	19490719	생활가전총괄	국내영업사업부장	서울대
사장	권오현	19521015	System LSI사업부장	System LSI사업부장	Stanford Univ.(博士)
사장	최지성	19510202	디지털미디어총괄	디지털미디어총괄	서울대
사장	이창렬	19491009	일본본사장	일본본사장	한양대
사장	박근희	19531101	중국본사장	중국본사장	청주대
사장대우	이종왕	19490501	법무실장	법무실장	서울대
사장	양해경	19480316	구주전략본부장	구주전략본부장	고려대
사장	오동진	19481022	북미총괄	북미총괄	성균관대
사장	김재욱	19531225	메모리제조담당	메모리FAB센터장	한양대
부사장	송지오	19470219	메카트로닉스연구소장	메카트로닉스센터장	Univ. of Iowa(博士)
부사장	이상배	19500120	세렘방복합단지장	세렘방복합단지장	동국대
부사장	이문용	19520528	시스템가전사업부장	시스템가전사업부장	The Ohio State Univ.(博士)
부사장	이순동	19470329	홍보팀장	홍보팀장	연세대(碩士)
부사장	고인수	19490804	성균관대 재단 파견	인력개발원 부원장	성균관대
부사장	박종우	19520710	디지털프린팅사업부장	디지털프린팅사업부장	Purdue Univ.(博士)
부사장	강재영	19520919	디지털미디어 경영지원실장	디지털미디어 경영지원실장	연세대
부사장	노인식	19510119	인력팀장	인력팀장	성균관대
부사장	박노병	19530902	디지털미디어연구소장	디지털미디어연구소장	Univ. of Southern California(博士)
부사장	박상진	19530316	동남아총괄	동남아총괄	서울대
부사장	이기원	19490102	시스템연구소장	시스템연구소장	Univ. of Michigan, Ann Arbor(博士)
부사장	이 실	19490703	삼성스포츠단內	삼성스포츠단內	연세대
부사장	장충기	19540218	기획팀장	기획팀內	서울대
부사장	지대섭	19531005	반도체 경영지원실장	반도체 경영지원실장	홍익대(碩士)
부사장	최광해	19560109	재무팀장	재무팀內	서울대
부사장	김인수	19490908	구주총괄	인사팀장	성균관대
부사장	김헌수	19500601	컴퓨터시스템사업부장	컴퓨터시스템사업부장	Illinois Inst. of Tech.(碩士)
부사장	박형건	19531228	System LSI FAB센터장	System LSI FAB센터장	서강대
부사장	우남성	19530107	Mobile Solution개발실장	Mobile Solution개발실장	Univ. of Maryland, Coll. Park(博士)
부사장	윤주화	19531126	경영지원팀장	경영지원팀장	성균관대
부사장	이중용	19500719	멕시코복합단지장	멕시코복합단지장	연세대
부사장	이지섭	19480209	IT Display센터장	IT Display센터장	한양대
부사장	장원기	19550202	HD Display센터장	HD Display센터장	연세대(碩士)
부사장	장창덕	19501004	국내영업사업부장	CIS총괄	성균관대
부사장	최외홍	19521220	재경팀장	경리팀장	홍익대(碩士)
부사장	최주현	19540127	경영진단팀장	경영진단팀장	서울대
부사장	최진균	19490328	스토리지사업부장	스토리지사업부장	중앙대
부사장	홍순호	19520831	네트워크사업부장	네트워크사업부장	서강대
부사장	권희민	19520311	Digital Solution센터장	Digital Solution센터장	California Inst. of Tech.(博士)
부사장대우	김상균	19580708	법무실內	법무실內	서울대
부사장	김운섭	19521001	통신 경영지원실장	통신 경영지원팀장	경북대(碩士)
부사장	김현덕	19510115	경영기획팀장	경영기획팀장	한양대
부사장	박희균	19510401	SAS법인장	SAS법인장	North Carolina Central Univ.(博士)
부사장대우	서우정	19560408	법무실內	법무실內	서울대
부사장	안주환	19501211	LCD 경영지원실장	LCD 경영지원팀장	연세대
부사장	허기열	19521206	중국 판매법인관장	중국 마케팅팀장	연세대
전무	안태호	19520521	디지털오디오사업팀장	디지털오디오사업팀장	부산대
전무대우	김영균	19481209	통신연구소 표준연구팀장	통신연구소 표준연구팀장	Duke Univ.(博士)
전무	박성철	19550212	경영혁신팀內	경영혁신팀內	Univ. of Oregon(博士)
전무	유병률	19511109	디지털비데오사업부장	디지털비데오사업부장	인하대
전무	윤진혁	19531006	Mobile Display사업팀장	Mobile Display사업팀장	부산대
전무	전동수	19580801	SYS.LSI 전략마케팅팀장	SYS.LSI 전략마케팅팀장	경북대(碩士)
전무	최도환	19540219	무선 상품기획팀장	무선 개발실內	경북대
전무	고영범	19581226	메모리제조담당 FAB1팀장	메모리 FAB센터內	Osaka Univ.(博士)
전무	김광호	19540330	법무팀장	법무팀장	George Washington Univ.(碩士)
전무	남상권	19520517	반도체 구매팀장	반도체 구매팀장	인하대
전무	방인배	19540116	인사팀內	인력팀內	고려대
전무	오석하	19500527	서남아총괄	SEIN법인장	건국대
전무	이동헌	19520315	LCD 전략마케팅팀장	LCD 전략마케팅팀장	경희대

직 위	성 명	생년월일	담당업무	약 력	학 력
전무	이상렬	19510926	경영혁신팀內	경영혁신팀內	한양대
전무	이상석	19520512	국내영업 유통관장	국내영업 전속유통담당	부산대
전무	이종석	19630426	글로벌마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장병조	19540206	구미지원센터장	구미지원센터장	영남대
전무	정 활	19540322	국내영업 애니콜관장	국내영업 특판영업담당	중앙대
전무대우	정국현	19510822	디자인전략팀장	디자인전략팀장	Chiba Univ.(碩士)
전무	정현량	19530824	일본본사內	일본본사內	성균관대
전무	조남용	19510610	메모리 전략마케팅팀장	메모리 전략마케팅팀장	고려대
전무	조원국	19501009	CIS총괄	국내영업 경영지원팀장	홍익대(碩士)
전무	주우식	19590617	IR팀장	IR팀장	Cornell Univ.(博士)
전무	최창수	19501020	무선 전략마케팅팀장	무선 전략마케팅팀장	인하대
전무	현광석	19520315	무선 구매팀장	무선 구매팀장	고려대
전무대우	권기섭	19590905	법무팀內	법무팀內	Quinnipiac Coll.(博士)
전무	김 준	19580222	회장실1팀장	회장실1팀장	고려대
전무	김상항	19550112	재무팀內	재무팀內	한양대
전무	김재범	19550514	반도체 기획팀장	반도체 기획팀장	Univ. of California, Berkeley(碩士)
전무	김정한	19501230	STA법인장	STA법인장	서울대
전무	민동욱	19500826	일본본사內	일본본사內	서강대(碩士)
전무	박하철	19620904	LCD 마케팅팀장	LCD 마케팅팀장	Stanford大(碩士)
전무	변재봉	19541001	종합기술원內	종합기술원內	영남대
전무대우	성열우	19590207	법무실內	법무실內	서울대
전무	오세영	19530324	네트워크 전략마케팅팀장	네트워크 기획팀장	연세대
전무대우	윤지홍	19541107	무선 디자인팀장	무선 디자인팀장	한양대(碩士)
전무	윤창현	19530410	SSEC법인장	SIEL內	부산대
전무	이근면	19520321	통신 인사팀장	통신 경영지원팀內	아주대(碩士)
전무	이범일	19590127	기획팀內	경영기획팀內	한국과학기술원(博士)
전무	이병철	19530522	시스템가전 지원팀장	시스템가전 지원팀장	대구상고
전무	이상훈	19550425	재무팀內	재무팀內	경북대
전무	이인용	19570308	홍보팀장	홍보팀장	서울대
전무	이재원	19531113	DP센터장	DP센터장	인하대
전무	장형옥	19530720	국내영업 경영지원팀內	SESS법인장	연세대
전무	정유성	19561124	인사팀장	인사팀內	한양대
전무	정인철	19530810	무선 해외영업1팀장	무선 해외영업팀內	한국외국어대
전무	조규당	19521226	영상디스플레이 Global운영팀장	SEH법인장	경북대
전무	조윤영	19570823	재무팀內	재무팀內	한국과학기술원(博士)
전무	한양희	19500228	무선 해외영업2팀장	무선 해외영업팀內	성균관대
전무	허영호	19520409	수원지원센터장	수원지원센터장	동아대
상무대우	김상우	19611010	법무팀內	법무팀內	서울대
상무대우	김수목	19640518	법무실內	법무실內	서울대
상무대우	이현동	19651003	법무실內	법무실內	서울대
상무	정병기	19530714	재경팀內	구매전략팀內	Univ. of Sussex(碩士)
상무	고태일	19510216	TTSEC/TSED법인장	TTSEC/TSED법인장	한국외국어대
상무	김광태	19550514	홍보팀內	홍보팀內	연세대(碩士)
상무	김성식	19540722	TSEC법인장	비데오 개발팀장	인하대
상무	김승환	19501127	시스템가전 구매팀장	일본본사內	한양대(碩士)
상무	김철진	19541113	CTO 기술기획팀장	SISA법인장	성균관대
상무	김형운	19541216	SSEG법인장	SSEG법인장	한양대
상무	박승룡	19560914	종합기술원內	종합기술원內	한양대
상무	박종원	19530420	중남미총괄	중남미총괄	서울대
상무	방정호	19550124	SESS법인장	메모리 TEST기술팀장	인하대
상무	신상흥	19521110	영상전략마케팅팀장	SESA법인장	경북대
상무	안승준	19551018	인사팀內	인사팀內	Univ. of Bridgeport(碩士)
상무대우	엄대현	19660315	법무실內	법무실內	한양대
상무대우	여남구	19630105	법무실內	법무실內	서울대(碩士)
상무	오장환	19511007	비데오 전략마케팅팀장	비데오 전략마케팅팀장	성균관대
상무	윤정구	19550407	메모리 품질팀장	메모리 품질팀장	동국대
상무	이기순	19521215	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀장	한양대
상무	이병우	19530812	중아총괄	중아총괄	부산대
상무	임현운	19510319	CS경영센터장	Global품질보증팀장	단국대
상무	장규석	19530927	TSE법인장	TSE법인장	성균관대
상무	정봉진	19520614	SEHK법인장	SSS법인장	성균관대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	하윤호	19541016	디스플레이전략마케팅팀장	GMO 지역전략팀장	한국외국어대
상무	홍석우	19560212	북미 마케팅팀장	북미 마케팅팀장	한국과학기술원(碩士)
상무	강병수	19510907	구매전략팀장	구매전략팀장	제주대
상무	강승각	19550313	SEG법인장	SEG법인장	서울대
상무	권태종	19520309	LCD Module1팀장	LCD Module1팀장	한양대(博士)
상무	길영준	19561208	SISA법인장	종합기술원內	한국과학기술원(博士)
상무	김봉영	19570120	경영진단팀內	감사팀장	한양대
상무	김성배	19580820	재경팀內	재무팀內	서울대
상무대우	김윤근	19640718	법무실內	법무실內	서울대
상무	김일웅	19590415	메모리 마케팅팀장	메모리 전략마케팅팀內	Illinois Inst. of Tech.(博士)
상무	김종중	19560707	재무팀內	재무팀內	고려대
상무	김철교	19580825	인사팀內	경영진단팀內	연세대(碩士)
상무	남성우	19570224	경영혁신팀內	경영혁신팀內	서강대
상무	박용환	19560201	SSI법인장	SSI법인장	홍익대(碩士)
상무	배병률	19551205	미래전략그룹장	미래전략그룹장	숭실대
상무	변정우	19561228	메모리제조담당 A1-P/J 팀장	메모리제조담당 FAB3팀장	경북대
상무	성인희	19560103	인력팀內	인력팀內	경희대
상무대우	신명훈	19650119	법무실內	법무실內	경희대(碩士)
상무대우	안덕호	19680728	법무실內	법무실內	서울대
상무	유두영	19540510	SEI법인장	SEI부법인장	한국외국어대
상무	이돈주	19561013	시스템가전 전략마케팅1팀장	시스템가전 전략마케팅팀장	Columbia Univ.(碩士)
상무	이박춘	19530112	SEIN법인장	비데오 Global운영팀장	연세대
상무	이선종	19580524	재경팀內	경리팀內	고려대(碩士)
상무	이장재	19550114	프린팅 전략마케팅팀장	프린팅 전략마케팅팀장	연세대
상무	이재국	19580123	북미 경영지원팀장	북미 경영지원팀장	성균관대
상무	이재용	19680623	경영기획팀 경영전략담당	경영기획팀 경영전략담당	Harvard Univ.(博士)
상무	이철회	19551003	중국본사內	중국본사內	중국문화대학원(碩士)
상무	정원조	19560804	인사팀內	홍보팀內	한양대
상무	조홍식	19570322	메모리 Command Center장	메모리 Command센터장	숭실대
상무	최병석	19560205	디지털미디어 지원팀장	디지털미디어 지원팀장	경북대
상무	황춘택	19551005	비데오 구매팀장	일본본사內	영남대
상무	강영기	19570425	경영기획팀內	경영기획팀內	연세대(博士)
상무	강태용	19550928	중국 마케팅팀內	국내영업 시스템가전영업팀장	서강대(碩士)
상무	고양진	19560111	경협북경사무소장	경협북경사무소장	경희대
상무	곽영수	19561123	국내영업 유통영업內	국내영업 유통영업內	서울시립대
상무	구자현	19580422	감사팀장	해외지원팀內	부산대
상무	김동기	19550424	네트워크 기획팀장	네트워크 상품기획팀장	한양대(碩士)
상무	김영국	19531001	LCD 자재구매팀장	LCD 자재구매팀장	숭실대
상무	김상현	19590514	메모리 기획팀장	메모리 기획팀장	한양대
상무	김수봉	19550401	SEGZ법인장	디스플레이전략마케팅팀장	성균관대
상무	김양규	19550513	SEF법인장	SEF법인장	Insa De Lyon(碩士)
상무	김영식	19581003	동남아 경영지원팀장	동남아 경영지원팀장	고려대
상무	김영태	19571229	LCD 자동화팀장	LCD 설비기술팀장	Georgia Inst. of Tech.(博士)
상무	김재권	19550826	영상디스플레이 구매팀장	영상디스플레이 구매팀장	한국외국어대
상무	김종호	19570620	무선 제조팀장	무선 제조팀장	숭실대
상무	김태호	19561126	홍보팀內	홍보팀內	성균관대
상무	김행우	19581021	무선 마케팅지원팀장	무선 신규사업팀장	한국과학기술원(碩士)
상무	김헌성	19550802	LCD 영업1팀장	LCD 전략마케팅팀內	서울대
상무	노기학	19570225	TSTC법인장	무선 해외영업팀內	영남대
상무	박광연	19551109	SYS.LSI FAB1팀장	SYS.LSI FAB1팀장	고려대(碩士)
상무	박두의	19560128	디지털미디어 기획팀장	디지털미디어 기획팀장	연세대
상무	박상범	19570627	CS경영 Global서비스팀장	북미 서비스담당	성균관대
상무	박상탁	19560505	종합기술원內	종합기술원內	한양대
상무	박용진	19561023	SEA DIT Div.장	SELA법인장	고려대
상무	박전만	19571107	무선 상품기획팀內	통신 차세대단말팀內	State Univ. of New York, Buffalo(博士)
상무	박희선	19551009	경영혁신팀內	경영혁신팀內	건국대
상무	손정민	19600727	LCD FAB1팀장	LCD FAB1팀장	한양대(碩士)
상무	신정수	19540724	SEA DCE Div.장	북미 DCE 부Div.장	한국외국어대
상무	안재근	19570815	반도체 인사팀장	반도체 인사팀장	동국대
상무	이규동	19550221	SSEC內	SSEC법인장	영남대
상무	이선용	19580205	System LSI FAB3팀장	System LSI FAB센터內	광운대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	이승구	19560316	프린팅 지원팀장	프린팅 지원팀장	숭실대
상무	이태직	19570119	스토리지 전략마케팅팀장	스토리지 전략마케팅팀장	한국외국어대(碩士)
상무	이택근	19550728	LCD FAB2팀장	LCD FAB2팀장	홍익대
상무	이호영	19560326	LCD Module2팀장	LCD Module2팀장	성균관대
상무	이호종	19560802	네트워크 전략마케팅팀內	네트워크 전략마케팅팀內	한양대(碩士)
상무	장중진	19570224	영상디스플레이 지원팀장	영상디스플레이 지원팀장	국민대
상무	정충기	19570123	메카 지원팀장	메카 지원팀장	한양대
상무	정현호	19600306	재무팀內	재무팀內	Harvard大(碩士)
상무	조현탁	19570417	네트워크영업팀장	네트워크영업팀장	경북대
상무	최시돈	19590123	DP센터 제조1팀장	DP센터 제조팀장	경북대(碩士)
상무	최재관	19570311	시스템가전 전략마케팅2팀장	시스템가전 전략마케팅팀內	Rutgers Univ.(碩士)
상무	허 흔	19531012	프린팅 Global CS팀장	프린팅 Global CS팀장	영남대
상무	고동진	19610326	유럽연구소內	유럽연구소內	Univ. of Sussex(碩士)
상무	김영수	19560519	경영기획팀內	경영기획팀內	Hartford大(碩士)
상무	김재우	19581112	SYS.LSI 영업1팀장	SYS.LSI 전략마케팅팀內	동국대
상무대우	김재현	19550605	법무팀內	법무팀內	New York大(碩士)
상무	김종산	19551209	반도체 Infra기획팀장	반도체 Infra기획팀장	전남대
상무	김준경	19531229	국내영업 전략유통영업팀장	국내영업 신유통영업팀장	인하대
상무	김지승	19600227	통신 지원팀장	통신 경영지원팀內	고려대
상무	김철호	19580822	CS경영 원류품질혁신팀장	CS경영 원류품질혁신팀장	인하대
상무	남병규	19590320	수원지원 지원팀장	수원지원 지원팀장	영남대
상무	데이빗스팁	19660924	디지털미디어 마케팅팀장	디지털미디어 마케팅팀장	MIT(博士)
상무	류선호	19560929	메모리제조담당 FAB2팀장	메모리 FAB센터內	인하대
상무	박경정	19580527	무선 지원팀장	무선 지원팀장	영남대
상무	박명경	19610709	회장실1팀內	회장실1팀內	경희호텔전문대
상무	박영동	19590617	무선 해외영업5팀장	무선 해외영업팀內	인하대
상무	박성수	19560615	DSC 기획팀장	Solution마케팅팀장	성균관대
상무	박제승	19551002	SEAU법인장	SEAU법인장	연세대
상무	박종환	19611217	시스템가전 지원팀內	시스템가전 지원팀內	연세대(碩士)
상무	박희덕	19570316	컴퓨터 Global CS팀장	컴퓨터 개발팀內	충남대
상무	방상원	19580618	일본본사內	일본본사內	한양대
상무	배경태	19570117	디지털미디어 인사팀장	디지털미디어 인사팀장	동국대
상무	배창섭	19580807	IT Display센터 지원팀장	LCD IT Display센터 지원팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	백남육	19571010	국내영업 마케팅팀장	국내영업 서울지사장	충남대
상무	서병삼	19570603	전자렌지사업팀장	SEMA법인장	아주대
상무	손대일	19561221	통신 경영지원실內	통신 경영지원팀內	MIT(碩士)
상무	송백규	19580423	LCD 지원팀장	LCD 경영지원팀內	고려대
상무	심상배	19550318	국내영업 경영지원팀內	국내영업 경영지원팀內	단국대
상무대우	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba大(博士)
상무	옥경석	19580409	반도체 지원팀장	반도체 지원팀장	건국대
상무	원기찬	19590927	인사팀內	북미 인사담당	성균관대
상무대우	유제일	19580927	재경팀內	경리팀內	동국대
상무	이건혁	19630117	IR팀內	IR팀內	London Sch.of Economics(博士)
상무대우	이기옥	19670802	법무실內	법무실內	성균관대
상무	이석명	19570424	중국본사內	중국본사內	마산상고
상무	이우석	19580604	메모리 인사팀장	메모리 인사팀장	광운대
상무	장기철	19560327	반도체 경영혁신팀장	반도체 경영혁신팀장	부산대
상무	전광호	19540326	재경팀內	업무팀內	성균관대
상무	조남성	19590609	일본본사內	일본본사內	한국과학기술원(碩士)
상무	조병학	19600814	SYS.LSI 기획팀장	SYS.LSI 기획팀장	서강대
상무	조중헌	19550716	해외지원팀內	중남미 경영지원팀장	서울대
상무	차영수	19610614	재무팀內	경영지원팀內	Indiana Univ., Bloomington(碩士)
상무	최신형	19601115	재무팀內	재무팀內	부산대
상무	허상훈	19590819	무선 CS팀장	무선 CS팀장	부산대
상무	홍완훈	19591014	SET법인장	SET법인장	인하대
상무보	김영수	19570202	Home Solution사업팀장	Solution기획팀장	동아대
상무보	김진한	19570601	통신 광소재팀장	광소재사업팀內	경북대(碩士)
상무보	박주경	19560705	네트워크 CS팀장	네트워크 CS팀장	경북대
상무보	배승한	19560912	네트워크 전략마케팅팀內	네트워크 전략마케팅팀內	한양대
상무보	유수경	19560103	LCD 품질1팀장	LCD 품질1팀장	서강대(碩士)
상무보	윤승철	19570305	통신 경영지원실內	TSTC법인장	경북대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보	강호민	19571216	Mobile Display제조팀장	Mobile Display제조팀장	광운대
상무보	고창범	19540523	SEA ADC장	북미 ADC장	성균관대
상무보	권재중	19560326	CTO 기술기획팀內	CTO 기술협력팀장	한국과학기술원(碩士)
상무보	김서겸	19530101	디지털오디오 전략마케팅팀장	디지털오디오 전략마케팅팀장	성균관대
상무보	김영근	19570801	메모리 품질팀內	메모리 품질팀內	한양대
상무보	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무보	김종인	19581010	네트웍 Internet Infra사업팀內	무선 상품기획팀內	경북대
상무보	김준식	19580228	홍보팀內	홍보팀內	고려대
상무보	김진안	19560519	국내영업 IT영업팀장	국내영업 IT영업팀內	Universite Laval(碩士)
상무보	김홍식	19550410	중국 경영지원팀장	컴퓨터 지원팀장	청주대
상무보	류두현	19571129	메모리 지원팀장	메모리 지원팀장	고려대
상무보	류성일	19580624	CS경영 Global품질보증팀장	감사팀內	한양대
상무보	민영성	19570313	비디오 지원팀장	비디오 지원팀장	성균관대
상무보	박재순	19600806	SECA법인장	SECA법인장	성균관대
상무보	박종갑	19600802	국내영업 시스템가전영업팀장	국내영업 서부지사장	전북대
상무보	박종서	19570505	일본본사內	시스템가전 구매팀장	건국대
상무보	백학영	19531115	SEBJ법인장	SEBJ법인장	미국기타대(碩士)
상무보	서치원	19570405	GMO 지역전략팀장	디스플레이전략마케팅팀內	연세대
상무보	성규식	19530807	수원지원 환경안전팀장	수원지원 환경안전팀장	영남대
상무보	엄규호	19570112	컴퓨터 전략마케팅팀장	컴퓨터 전략마케팅팀장	성균관대
상무보	연제찬	19541204	SEU법인장	SEU법인장	경희대
상무보	우형래	19560308	네트워크 전략마케팅팀內	네트워크 전략마케팅팀內	연세대
상무보	원선희	19600108	안식년	SSS법인장	동국대
상무보대우	유승엽	19671224	법무실內	법무실內	고려대
상무보	육현표	19590113	기획팀內	기획팀內	고려대(碩士)
상무보	윤병배	19550420	프린팅 전략마케팅팀內	프린팅 전략마케팅팀內	Michigan(博士)
상무보	이강의	19590315	DP센터 지원팀장	DP센터 지원팀장	중앙대
상무보	이건종	19570118	HD Display센터內	HD Display센터內	건국대(博士)
상무보	이선우	19590602	메모리 영업2팀장	메모리 전략마케팅팀內	Univ. of Warwick(碩士)
상무보	이영우	19590118	메모리 영업1팀장	SSEL법인장	중앙대
상무보	이재경	19580215	메모리제조담당 EDS팀장	메모리 FAB센터內	경북대
상무보	이정북	19581225	SEPOL법인장	SEPOL법인장	서울대(碩士)
상무보	이정식	19570505	국내영업 서울지사장	국내영업 마케팅팀장	서강대(碩士)
상무보	이종찬	19580723	SESK법인장	비디오 Global운영팀장	아주대(碩士)
상무보	이태협	19600511	인력팀內	인력팀內	State Univ. of New York, Stony Brook(碩士)
상무보	이흥준	19560901	SEM법인장	시스템가전 전략마케팅팀內	Univ. of Brighton(碩士)
상무보	임수택	19560520	SELS법인장	SELS법인장	서강대
상무보	전성호	19590717	영상전략마케팅팀內	영상전략마케팅팀內	홍익대
상무보	전우헌	19581124	구미지원센터內	구미지원센터內	영남대
상무보	정민형	19610214	종합기술원內	기술기획팀장	서울대
상무보	정재룡	19590306	SYS.LSI 영업2팀장	SYS.LSI 전략마케팅팀內	경북대
상무보	조성래	19570426	구매전략팀內	구매전략팀內	경희대
상무보	조용덕	19590306	LCD 기획팀장	LCD 경영지원팀內	Columbia Univ.(博士)
상무보	조정환	19540521	SEMA법인內	SEMA법인內	한양대
상무보	지완구	19580208	경영혁신팀內	경영혁신팀內	국민대
상무보	채희선	19610225	메모리제조담당 FAB4팀장	메모리 FAB센터內	관동대
상무보	최동욱	19570827	LCD FAB3팀장	LCD FAB3팀장	아주대(碩士)
상무보	최승하	19590319	경영진단팀內	경영진단팀內	연세대(碩士)
상무보	최우수	19570914	인사팀內	인사팀內	동국대
상무보	피터 스카르진스키	19550807	STA內	STA內	미국기타대
상무보	하윤희	19561119	SYS.LSI 지원팀장	SYS.LSI 지원팀장	성균관대
상무보	황재민	19560512	스토리지 지원팀장	중국 경영지원팀장	국민대
상무보	강경훈	19630809	인력팀內	인력팀內	경찰대
상무보	권강현	19570110	DSC 기획팀內	Solution컨텐츠팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	권계현	19640408	홍보팀內	홍보팀內	Univ.of Edinburgh(碩士)
상무보	김경도	19571123	SYS.LSI 제조혁신팀장	SYS.LSI 제조혁신팀장	한양대
상무보	김경조	19600320	일본본사內	일본본사內	고려대(碩士)
상무보	김명수	19611016	경영지원팀內	경영지원팀內	부산대
상무보	김병구	19560905	IRO	프린터 지원팀內	광운대
상무보	김석필	19600911	SEUK Set Div.장	GMO 지역전략팀內	HEC(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보	김연환	19621022	경영혁신팀內	경영혁신팀內	한양대
상무보	김영하	19540403	SESH법인장	중국 SET Div.장	서울대
상무보	김학응	19590821	시스템가전 지원팀內	시스템가전 지원팀內	성균관대
상무보	김행일	19570610	SESC법인장	SESC법인장	광운대
상무보	김혁철	19570101	무선 제품기술팀內	무선 제품기술팀內	경남대
상무보	김형도	19621117	경영진단팀內	경영진단팀內	한양대
상무보	김형준	19580208	국내영업 경영지원팀內	국내영업 경영지원팀內	성균관대(碩士)
상무보	김희석	19601025	Package기술팀장	Package기술팀장	조선대
상무보대우	노시영	19560418	인사팀內	인사팀內	동아대
상무보	노종호	19591102	무선 기획팀장	무선 기획팀장	고려대
상무보	민용호	19520512	SSA법인장	SSA법인장	고려대
상무보	박기언	19591201	SAPL 반도체 Div.장	SAPL 반도체 Div.장	성균관대
상무보	박병대	19590214	무선 해외영업4팀內	무선 해외영업팀內	한국외국어대
상무보	박봉식	19541001	SIEL內	서남아 경영지원팀장	부산대(碩士)
상무보대우	박승건	19570722	통신연구소 지적자산팀장	통신연구소 지적자산팀장	서울대
상무보	박종대	19580916	LCD 자재구매팀內	LCD 광기구개발팀장	서울대
상무보	반상조	19580731	일본본사內	일본본사內	경남상고
상무보	방문수	19570410	비디오 전략마케팅팀內	비디오 전략마케팅팀內	電氣通信大學(碩士)
상무보	변상권	19570407	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무보	서덕건	19580512	시스템가전 R/C사업팀장	전자렌지사업팀內	인하대
상무보	서영복	19590821	네트워크 제조팀장	네트워크 제조팀장	경희대
상무보	성재현	19590518	경영혁신팀內	경영혁신팀內	성균관대
상무보	송성원	19621212	구주 마케팅팀장	구주 마케팅팀장	건국대
상무보	신현대	19571018	프린팅 전략마케팅팀內	프린팅 전략마케팅팀內	경북대
상무보	심상필	19581023	무선(事) 상품기획팀內	통신 경영지원실內	경희대
상무보	심순선	19611029	감사팀內	감사팀內	인하대
상무보	엄영진	19590115	무선 지원팀內	무선 지원팀內	항공대
상무보	엄영훈	19600314	GMO 상품전략팀장	GMO 상품전략팀장	한국과학기술원(碩士)
상무보	오해동	19560131	LCD 영업2팀장	LCD 전략마케팅팀內	Loyola Univ., Chicago(碩士)
상무보	왕통	19620624	북경통신연구소장	북경통신연구소장	북경 과기대
상무보대우	위성욱	19580525	해외지원팀內	경영INFRA T/F장	한양대
상무보	윤기천	19610115	HD Display센터內	LCD 자동화팀장	경북대(碩士)
상무보	이경주	19590411	통신 기획팀장	통신 경영지원팀內	성균관대
상무보	이기웅	19600224	LCD 인사팀장	LCD 경영지원팀內	한양대
상무보	이명진	19580816	IR팀內	경리팀內	Columbia Univ.(碩士)
상무보	이상영	19590721	SEAG법인장	SEAG법인장	한국외국어대
상무보	이상철	19600620	SEBN법인장	시스템가전 지원팀內	인하대
상무보	이영우	19601014	DALLAS연구소內	통신 경영지원팀內	경북대(碩士)
상무보	이용일	19600325	컴퓨터 Global운영팀장	컴퓨터 Global운영팀장	MIT(碩士)
상무보	이재형	19570918	SDMA법인장	SDMA법인장	경북대
상무보	이정열	19610327	재무팀內	재무팀內	한국과학기술원(碩士)
상무보	이종인	19590616	컴퓨터 구매팀장	구매전략팀內	한양대
상무보	이창협	19600329	종합기술원內	종합기술원內	한양대(碩士)
상무보대우	이항우	19570319	SEA CS Div.장	북미 CS Div.장	경북대
상무보	임규호	19560617	북미 전략기획팀內	북미 전략기획팀內	홍익대
상무보	전옥표	19570330	국내영업 남부지사장	국내영업 경북지사장	연세대(碩士)
상무보	전용배	19611106	회장실2팀內	회장실2팀內	서울대(碩士)
상무보	정규일	19570305	중국본사內	수원지원 지원팀內	고려대
상무보	정금용	19620609	북미 인사팀장	인사팀內	충남대
상무보	정기환	19581008	국내영업 경영지원팀內	국내영업 경영지원팀內	한양대
상무보	정사진	19570415	SST법인장	SST법인장	경북대(碩士)
상무보	정이호	19580118	시스템가전 지원팀內	시스템가전 Global운영팀內	아주대(碩士)
상무보	정일진	19560517	스토리지 구매팀장	스토리지 구매팀장	성균관대
상무보	정현석	19611118	무선 마케팅팀장	무선 마케팅팀內	서울대(碩士)
상무보	조인수	19590201	SYS.LSI FAB2팀장	SYS.LSI FAB2팀장	경북대
상무보	조진호	19590428	국내영업 애니콜영업1팀장	국내영업 애니콜영업팀內	동아대
상무보	주효양	19610618	무선 CMO팀장	무선 CMO팀장	북경대(碩士)
상무보대우	채승기	19590601	메모리제조담당 생산기술2팀장	메모리 FAB센터內	Univ. of Minnesota, Twin Cities(博士)
상무보	채종규	19581221	스토리지 제조팀장	스토리지 제조팀장	경북대(碩士)
상무보	최성호	19591202	구주 경영지원팀장	구주 경영지원팀장	성균관대
상무보	최영준	19620211	재무팀內	재무팀內	부산대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보대우	최재홍	19570908	메모리제조담당 Facility팀장	메모리 FAB센터內	성균관대
상무보	최태봉	19590521	TSE 영업Div.장	TSE內	한국과학기술원(碩士)
상무보	한기엽	19600615	메모리제조담당內	메모리 FAB센터內	인하대
상무보	한명섭	19570505	영상디스플레이 Global CS팀장	영상디스플레이 Global CS팀장	아주대
상무보	한인석	19600116	SAS內	메모리 FAB센터內	경북대
상무보	한민호	19600226	수원지원 인사팀장	수원지원 인사팀장	중앙대
상무보대우	한종수	19570213	경영혁신팀內	경영혁신팀內	아주대(碩士)
상무보	황득규	19590606	반도체 구매팀內	반도체 구매팀內	Boston Univ.(碩士)
상무보	황주용	19580824	CIS 경영지원팀장	CIS 경영지원팀장	부산대
상무보	강영호	19610127	메모리 전략마케팅팀內	SSI內	Univ. of South Carolina(碩士)
상무보	고열진	19580414	중남미 경영지원팀장	구미지원센터內	국민대
상무보	고유찬	19590122	SECD법인장	SET內	American Graduate Sch. of International Management(碩士)
상무보	권오주	19580220	영상디스플레이 개발팀內	일본본사內	울산대
상무보	김강규	19591028	시스템가전 전략마케팅1팀內	시스템가전 공조시스템사업팀內	한양대
상무보	김경섭	19640103	LCD 생산기술2팀장	HD Display센터內	한양대(碩士)
상무보	김경헌	19601221	경협사무국內	영상디스플레이 지원팀內	Univ. of Chicago(碩士)
상무보	김규출	19600323	인도연구소장	중앙연구소內	성균관대
상무보	김기태	19591129	메모리 영업3팀장	일본본사內	전북대
상무보	김병균	19630619	재경팀內	재무팀內	연세대
상무보	김병철	19620401	CTO 기술기획팀內	기술기획팀內	한국과학기술원(碩士)
상무보대우	김영준	19590812	디자인연구소장	영상전략마케팅팀內	영남대
상무보	김의탁	19580604	SENA법인장	중남미총괄內	한국외국어대
상무보	김인회	19640625	일본본사內	일본본사內	한국과학기술원(碩士)
상무보	김전득	19591121	SEPHIL법인장	ODD사업부內	국민대
상무보	김정기	19570918	전자렌지사업팀內	리빙 전략마케팅팀內	한양대
상무보	김주완	19600307	LCD Mobile Display마케팅팀장	LCD Mobile Display마케팅팀內	동국대
상무보	김진식	19601023	해외지원팀內	SESA內	연세대
상무보	김창수	19581018	SYS.LSI 마케팅2팀장	SYS.LSI 마케팅2팀장	인하대
상무보	김태룡	19590722	메모리제조담당 FAB5팀장	메모리FAB센터內	경북대
상무보	김태성	19590809	메모리제조담당 생산기술1팀장	메모리 DRAM PA팀內	홍익대
상무보대우	김하수	19571103	무선 제품기술팀內	메카트로닉스센터內	창원전문대
상무보	김홍기	19610717	재경팀內	경영지원실內	고려대
상무보	로준섭	19581212	LCD 영업1팀內	LCD 영업3팀內	숭실대
상무보	류 인	19601021	컴퓨터 지원팀장	Digital Solution센터內	서울대
상무보대우	류 혁	19681028	법무팀內	법무팀內	Wake Forest Univ.(碩士)
상무보	문동식	19611010	디지털미디어 마케팅팀內	기획팀內	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	박광기	19630525	인사팀內	동남아 경영지원팀內	Chulalongkon University(碩士)
상무보	박석순	19601009	메모리 Command Center內	메모리 생산기획팀內	충남대
상무보	박영규	19590920	메모리제조담당 설비개발팀장	메모리 설비개발팀內	고려대(博士)
상무보	박우순	19571227	무선 상품기획팀內	무선 상품기획팀內	성균관대
상무보	박재형	19591210	재경팀內	구주전략본부內	연세대
상무보	박종열	19600911	LCD 영업3팀장	LCD 영업2팀內	고려대
상무보	박주하	19580916	무선 해외영업2팀內	ETO內	서울대
상무보	박찬형	19591027	해외지원팀內	경리팀內	성균관대
상무보	박학규	19631007	재무팀內	SAMEX內	한국과학기술원(碩士)
상무보	박현종	19630203	국내영업 마케팅팀內	국내영업 M/D사업팀장	성균관대
상무보	배영창	19591130	SSEL법인장	메모리 마케팅팀內	명지대
상무보	서병훈	19630712	SYS.LSI 기술개발실內	북미 마케팅팀內	Carnegie Mellon Univ.(博士)
상무보	석창린	19591005	네트워크 전략마케팅팀內	미주IPC內	경북대
상무보	손상석	19590522	종합기술원內	CTO전략팀內	인하대(碩士)
상무보대우	송현영	19601014	무선 개발3팀內	무선 개발팀內	서울대(碩士)
상무보	신용식	19570713	시스템가전 Global운영팀장	SSA內	한양대
상무보대우	안기헌	19580622	축구단장	축구단內	인천체육전문대
상무보	안동기	19600102	SESL법인장	SESL법인장	아주대
상무보	안영욱	19600115	STA內	SELA內	경북대
상무보	안중구	19570717	SELA법인장	SAMCOL법인장	한양대
상무보	안중현	19630310	경영기획팀內	경영기획팀內	한국과학기술원(碩士)
상무보	안찬영	19600403	구주 인사팀장	인사팀內	계명대
상무보	엄상률	19591219	SAVINA법인장	SEPCO법인장	부산대
상무보	유석운	19591122	LCD 설비구매팀장	LCD 설비구매팀장	성균관대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
상무보	유영복	19540609	SIEL內	영상 해외기술팀內	인천전문대
상무보	유재영	19581215	영상디스플레이 디스플레이전략마케팅팀內	영상디스플레이 ADO內	성균관대
상무보	은주상	19580712	SER內	GMO 지역전략팀內	한국외국어대
상무보	이경구	19590401	네트워크 지원팀장	네트워크 지원팀內	연세대
상무보	이동철	19620501	메모리 기술기획팀장	일본본사內	연세대
상무보	이병식	19580219	SSKMT법인장	SSKMT內	경북대
상무보	이영진	19610314	경영혁신팀內	경영혁신팀內	한국과학기술원(博士)
상무보	이 용	19600525	시스템가전 지원팀內	비디오 인사그룹內	중앙대
상무보	이웅무	19621102	메모리 전략마케팅팀內	메모리 전략마케팅팀內	인하대
상무보대우	이인정	19611023	법무팀內	법무팀內	서울대
상무보	이정영	19641101	LCD 생산기술1팀장	LCD 공정개발팀內	한국과학기술원(博士)
상무보	이준영	19590727	영상디스플레이 구매팀內	SAMEX內	숭실대
상무보	이충로	19580525	TEHRAN지점장	GMO 상품전략팀內	한국과학기술원(碩士)
상무보	이하동	19590529	프린팅 Global제조팀장	프린팅 Global제조팀內	경북대
상무보	이학동	19590607	무선 제품기술팀內	무선 제조기술팀內	경북대
상무보	임금옥	19600624	국내영업 경원지사장	국내영업 신유통영업팀內	조선대
상무보	임석우	19611110	경영지원팀內	기획팀內	서울대(碩士)
상무보	임선홍	19590405	GMO 브랜드전략팀장	북미 마케팅팀內	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	임 원	19570102	디지털오디오사업팀內	디지털오디오사업팀內	한국외국어대
상무보	임종권	19571123	무선 구매팀內	무선 구매팀內	숭실대
상무보	장성기	19590114	IT Display센터 인사팀장	메카 지원팀內	고려대(碩士)
상무보대우	장성수	19611213	재경팀內	통신 경영지원팀內	국민대
상무보	장유춘	19600224	중국IPC장	홍콩IPC장	한양대
상무보	장재수	19620720	통신 경영지원실內	통신 경영지원팀內	Syracuse Univ.(碩士)
상무보	전현구	19581221	SYS.LSI 품질팀장	SYS.LSI 품질팀內	성균관대(碩士)
상무보	조기형	19600311	STA內	SEA內	한국외국어대
상무보	조용철	19620117	회장실1팀內	런던지사內	서강대
상무보	조창규	19580619	국내영업 전략유통영업팀內	국내영업 신유통영업팀內	중앙대
상무보	주은기	19610128	감사팀內	외자관리팀內	한국과학기술원(碩士)
상무보	지정환	19580306	일본본사內	MEDIA 제품기술內	한양대
상무보	최규상	19581009	메모리제조담당 TW팀장	메모리 설비기술팀內	광운대
상무보	최근철	19581219	멕시코복합단지內	비디오 지원팀內	서강대
상무보	토마스퀀	19620515	SSI內	SSI內	Univ.of Illinois,Urbana-Champaign
상무보	표현철	19600513	무선 전략마케팅팀內	SEI內	중앙대
상무보대우	한동훈	19570209	반도체 환경안전팀장	반도체 환경안전팀內	성균관대
상무보	한승환	19640709	인력팀內	인사팀內	서울대
상무보	허 담	19571213	SSI內	SSI內	고려대
상무보	홍준기	19580909	SEH법인장	SEH內	한국과학기술원(碩士)
상무보	황성수	19620225	홍보팀內	VIENNA지점內	State Univ. of New York, Albany(碩士)
연구위원	정현화	19481230	디지털오디오 개발팀장	디지털오디오 개발팀장	Univ. of Michigan, Ann Arbor(碩士)
연구위원	강병창	19551218	종합기술원內	N/W연구팀內	Univ. of Minnesota, Twin Cities(博士)
연구위원	박상근	19520424	차세대기술팀장	차세대기술팀장	Polytechnic Univ. of NY(博士)
연구위원	박상일	19541117	A/V Solution팀장	A/V Solution팀장	Univ. of New Mexico(博士)
연구위원	손일헌	19541203	SYS.LSI Core개발팀장	SYS.LSI Core개발팀장	Univ. of Massachusetts, Amherst(博士)
연구위원	심창섭	19520506	N/W연구팀장	N/W연구팀장	한국과학기술원(博士)
연구위원	정규하	19520123	Display Device팀장	차세대Display팀장	MIT(博士)
연구위원	김광현	19550822	SYS.LSI ASIC개발팀장	SYS.LSI ASIC개발팀장	Virginia Tech(博士)
연구위원	김기호	19580807	종합기술원內	종합기술원內	Univ. of Texas, Austin(博士)
연구위원	김영주	19560822	소프트웨어센터장	소프트웨어센터장	한국과학기술원(博士)
연구위원	김재휘	19550410	SYS.LSI Core개발팀內	SYS.LSI Core개발팀內	광운대
연구위원	류병일	19520910	반도체연구소장	반도체연구소장	서강대(碩士)
연구위원	박유근	19581216	CTO 기술기획팀內	종합기술원內	Stanford大(博士)
연구위원	변현근	19571017	메모리 SRAM개발팀장	메모리 SRAM개발팀장	경북대
연구위원	신동호	19580425	비디오 개발팀장	비디오 개발팀內	연세대(博士)
연구위원	전영현	19601220	메모리 DRAM2팀장	메모리 DRAM2팀장	한국과학기술원(博士)
연구위원	정용우	19520304	DALLAS연구소장	DALLAS연구소장	서강대
연구위원	최윤호	19600329	메모리 Flash Solution개발팀장	메모리 Flash Solution개발팀장	서울대
연구위원	강호규	19610929	SYS.LSI 차세대개발팀장	SYS.LSI 기술개발실內	Stanford大(博士)
연구위원	공정택	19580403	메모리 CAE팀장	메모리 CAE팀장	Duke Univ.(博士)
연구위원	김경호	19610203	무선부품연구팀장	무선부품연구팀內	한국과학기술원(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김기준	19590312	메모리 SRAM/Flash PA팀內	메모리 SRAM/Flash PA팀內	東北大學(Tohoku Univ.)(博士)
연구위원	김상수	19560709	LCD개발실장	LCD개발실장	North Carolina State Univ.(博士)
연구위원	김영기	19620107	네트워크 시스템개발팀장	네트워크 시스템개발팀장	Univ. of Southern California(博士)
연구위원	김창현	19591203	메모리 ATD팀장	DRAM3팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	김현석	19610123	영상디스플레이 개발팀內	영상디스플레이 개발팀內	Portland State Univ.(碩士)
연구위원	류영무	19631204	무선 개발실內	무선 개발실內	경북대
연구위원	박동수	19620604	네트워크 시스템개발팀內	네트워크 시스템개발팀內	한국과학기술원(博士)
연구위원	박병하	19600405	SYS.LSI RF개발팀장	Mobile Solution개발실內	Georgia Inst. of Tech.(博士)
연구위원	박영준	19610227	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서울대
연구위원	박용종	19580901	시스템가전 냉기개발팀장	시스템가전 냉기개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 차세대연구1팀內	메모리 DRAM PA팀內	한국과학기술원(博士)
연구위원	박인식	19570925	Media Solution팀장	Media Solution팀장	서울대(碩士)
연구위원	박재찬	19560919	종합기술원內	종합기술원內	Princeton大(博士)
연구위원	박현기	19550711	프린팅 개발팀內	프린팅 개발팀內	경희대(碩士)
연구위원	손호인	19560416	스토리지 개발팀장	스토리지 개발팀장	서울대(碩士)
연구위원	송창룡	19600905	메모리 공정기술팀장	메모리 공정기술팀장	고려대
연구위원	신윤승	19551030	메모리 SRAM/Flash개발실장	메모리 SRAM/Flash개발실장	한국과학기술원(博士)
연구위원	예광해	19570828	종합기술원內	종합기술원內	State Univ. of New York, Buffalo(博士)
연구위원	윤 백	19600518	시스템가전 공조개발팀장	시스템가전 공조개발팀장	Univ. of California, LA(博士)
연구위원	윤원주	19610214	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	이석선	19581128	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서강대
연구위원	이승원	19531230	네트워크 시스템개발팀內	네트워크 시스템개발팀內	한양대
연구위원	이재인	19581225	무선 개발4팀內	무선 개발실內	한국과학기술원(博士)
연구위원	이정순	19610105	차세대단말팀內	차세대단말팀內	경북대
연구위원	장정식	19570806	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	정광영	19590720	프린팅 개발팀內	프린팅 개발팀內	경북대(碩士)
연구위원	정태성	19601118	메모리 상품기획팀장	메모리 상품기획팀장	Univ. of Wisconsin, Madison(博士)
연구위원	조병덕	19550530	무선 개발실장	무선 개발실장	연세대
연구위원	조수인	19561213	메모리 DRAM개발실장	DRAM개발실장	아주대(碩士)
연구위원	천방훈	19570619	소프트웨어센터內	소프트웨어센터內	서울대
연구위원	홍창완	19581130	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서울대
연구위원	김경현	19610828	LCD 액정기술팀장	LCD 공정개발팀內	Tokyo Tech.(博士)
연구위원	김기남	19580414	메모리 차세대연구2팀장	메모리 차세대연구팀장	Univ. of California, LA(博士)
연구위원	김동환	19580405	컴퓨터 개발팀內	컴퓨터 Global CS팀장	아주대(碩士)
연구위원	김봉균	19590314	무선 개발3팀內	차세대단말팀內	성균관대(碩士)
연구위원	김봉남	19610620	DDI개발실內	DDI개발실內	한양대
연구위원	김석기	19621019	영상디스플레이 개발팀內	영상디스플레이 개발팀內	한양대
연구위원	김세현	19600224	개발혁신센터장	개발혁신센터內	부산대(碩士)
연구위원	김영철	19521026	프린팅 개발팀장	프린팅 개발팀장	성균관대(博士)
연구위원	김영환	19581214	무선 개발3팀장	무선 제품기술팀장	경북대
연구위원	김완배	19570824	LCD 개발1팀장	LCD 개발1팀장	동국대(碩士)
연구위원	김용석	19590820	무선부품연구팀內	무선부품연구팀內	성균관대
연구위원	김진태	19551030	DDI개발팀장	LDI개발팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	노광춘	19520517	종합기술원內	종합기술원內	연세대(博士)
연구위원	도인록	19570618	비데오 개발팀內	비데오 개발팀內	아주대(碩士)
연구위원	문주태	19620620	메모리 공정개발팀장	메모리 공정개발팀장	한국과학기술원(博士)
연구위원	박규찬	19600716	메모리 SRAM/Flash PA팀內	메모리 SRAM/Flash PA팀內	한국과학기술원(博士)
연구위원	박상규	19600421	무선 개발실內	무선 개발실內	한양대
연구위원	박성배	19580812	SOC연구소內	SOC연구소內	고려대(碩士)
연구위원	배승균	19581207	무선 개발실內	무선 개발실內	경북대
연구위원	서강덕	19561002	메모리 Flash개발팀장	메모리 Flash개발팀장	한국과학기술원(博士)
연구위원	서동일	19611117	메모리 DRAM1팀장	메모리 DRAM1팀장	연세대
연구위원	성학경	19601121	Micro Nano기술연구팀장	지능시스템연구소장	Tokyo Institute of Tech(博士)
연구위원	소병세	19620917	메모리 Module개발팀장	메모리 Module개발팀장	Univ. of Wisconsin, Madison(博士)
연구위원	신종균	19560116	무선 개발2팀장	무선 개발실內	광운대
연구위원	오경석	19601001	메모리 DRAM PA팀장	메모리 DRAM PA팀장	서울대(碩士)
연구위원	오세용	19541215	메모리 IPT실장	메모리 IPT팀장	MIT(博士)
연구위원	우문균	19590213	DSC 개발팀內	종합기술원內	성균관대
연구위원	유문현	19590411	메모리 CAE팀內	메모리 CAE팀內	인하대
연구위원	유인경	19530116	종합기술원內	종합기술원內	미국기타대(博士)
연구위원	유제환	19621217	메모리 DRAM4팀장	메모리 DRAM4팀장	연세대(碩士)

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
연구위원	이강훈	19590517	차세대단말팀장	차세대단말팀장	경북대(碩士)
연구위원	이배원	19600301	LCD 고객기술지원팀장	LCD 고객기술지원팀장	한국과학기술원(碩士)
연구위원	이용희	19620207	SYS.LSI Image개발팀장	Mobile Solution개발실內	North Carolina State Univ.(博士)
연구위원	이원성	19590125	메모리 SRAM/Flash PA팀장	메모리 SRAM/Flash PA팀장	Stanford大(博士)
연구위원	이원식	19560727	메모리 차세대연구1팀장	메모리 기술센터장	Univ. of Maryland, Baltimore(博士)
연구위원	이윤태	19600719	SYS.LSI 상품기획팀內	SYS.LSI 상품기획팀內	한국과학기술원(博士)
연구위원	이응상	19640205	LCD 개발2팀장	LCD 개발2팀장	東北大學(Tohoku Univ.)(博士)
연구위원	이인호	19600718	컴퓨터 서버팀장	컴퓨터 서버팀장	경북대(碩士)
연구위원	이종식	19610822	메모리 Flash개발팀內	메모리 Flash개발팀內	인하대
연구위원	이진석	19580828	메모리 DRAM PE1팀장	메모리 DRAM PE팀장	경북대
연구위원	이철우	19570723	스토리지 개발팀內	스토리지 개발팀內	Osaka Univ.(博士)
연구위원	이철환	19541113	무선 개발4팀內	무선 개발4팀장	경북대
연구위원	임순권	19550921	LCD 공정개발팀장	LCD 공정개발팀장	경북대
연구위원	임창빈	19520805	종합기술원內	종합기술원內	Keio大(博士)
연구위원	전영목	19591009	무선 개발실內	무선 개발실內	고려대(碩士)
연구위원	전준영	19620516	메모리 상품기획팀內	메모리 상품기획팀內	성균관대
연구위원	정봉영	19550209	종합기술원內	SYS.LSI SOC연구소內	Univ. of California, LA(博士)
연구위원	정세웅	19621010	SYS.LSI Media개발팀장	SYS.LSI Media개발팀內	Univ. of Colorado, Boulder(博士)
연구위원	정우인	19610315	메모리 공정개발팀內	메모리 공정개발팀內	한국과학기술원(博士)
연구위원	정은승	19600822	SYS.LSI SOC PA2팀장	SYS.LSI SOC PA팀장	Univ. of Texas, Arlington(博士)
연구위원	정태흥	19610908	A/V Solution팀內	A/V Solution팀內	한양대
연구위원	조성현	19531114	컴퓨터 개발팀장	컴퓨터 개발팀장	서울대
연구위원	조세제	19540412	차세대시스템팀장	차세대시스템팀장	경북대(碩士)
연구위원	조승환	19620928	무선 개발실內	무선 개발실內	한양대(碩士)
연구위원	조원상	19550321	Internet Infra사업팀內	Internet Infra사업팀內	동국대(碩士)
연구위원	조재문	19610817	IT Solution팀內	IT Solution팀內	한국과학기술원(博士)
연구위원	채종원	19581231	가전연구소內	가전연구소內	항공대(碩士)
연구위원	천인석	19581016	통신 경영지원실內	통신 경영지원팀內	영남대(碩士)
연구위원	최광수	19590126	LCD 제품기술팀장	LCD 제품기술팀장	Tokyo Tech.(博士)
연구위원	최민호	19561225	프린팅 개발팀內	프린팅 개발팀內	인하대
연구위원	최승철	19631002	무선 개발실內	무선 개발실內	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀內	네트워크 시스템개발팀內	서울시립대
연구위원	최정혁	19620308	메모리 차세대연구2팀內	메모리 SRAM/Flash PA팀內	인하대
연구위원	최창식	19540106	DDI개발실장	DDI개발실장	North Carolina State Univ.(博士)
연구위원	한우성	19580602	Photomask팀장	Photomask팀장	스위스연방공과대(博士)
연구위원	강도영	19600521	메카 장비개발팀장	지능시스템연구소內	경북대(碩士)
연구위원	강기상	19580208	메모리 TEST기술팀장	메모리 TEST기술팀內	광운대
연구위원	고성수	19500918	무선 기구개발팀장	무선 개발실內	한양공고
연구위원	곽병헌	19630411	메모리 DRAM PE2팀장	메모리 DRAM PE팀內	경북대
연구위원	곽충근	19580619	메모리 SRAM개발팀內	메모리 SRAM개발팀內	단국대(碩士)
연구위원	구형모	19601224	시스템가전 공조개발팀內	시스템가전 개발팀內	한국과학기술원(博士)
연구위원	권도헌	19621122	무선 개발실內	무선 개발실內	호주 아들레이드대(博士)
연구위원	김경태	19570422	메모리 차세대연구2팀內	메모리 차세대연구팀內	한국과학기술원(博士)
연구위원	김동일	19590613	메카 자동화시스템개발팀장	Robot System 개발팀장	서울대(博士)
연구위원	김상룡	19570824	종합기술원內	종합기술원內	한국과학기술원(博士)
연구위원	김용근	19591215	프린팅 개발팀內	프린팅 C-PINTER팀內	서울대(碩士)
연구위원	김용제	19620415	Platform Solution팀內	Platform 개발팀內	아주대(碩士)
연구위원	김진자	19570103	무선 개발실內	무선 개발실內	Loyola Marymount Univ.(碩士)
연구위원	김창용	19591218	종합기술원內	종합기술원內	한국과학기술원(博士)
연구위원	김치우	19601127	LCD LTPS팀장	LCD 차세대Display팀內	Univ. of Texas, Austin(博士)
연구위원	김태수	19590513	컴퓨터 개발팀內	컴퓨터 개발팀內	한국과학기술원(碩士)
연구위원	김필영	19580521	네트워크 Internet Infra사업팀內	네트워크 시스템개발팀內	경북대
연구위원	김헌배	19600606	무선 개발1팀장	무선 개발실內	숭실대
연구위원	김형걸	19530329	LCD Mobile Display개발팀장	LCD Mobile Display개발팀장	Univ. of Detroit Mercy(碩士)
연구위원	김희덕	19630113	무선 개발1팀內	무선 개발팀內	광운대(碩士)
연구위원	박동건	19590218	메모리 소자연구팀장	메모리 소자연구팀장	Univ. of California, Berkeley(博士)
연구위원	박범철	19611005	비데오 개발팀內	비데오 PDM사업팀內	성균관대
연구위원	박영순	19581006	비데오 개발팀內	비데오 개발팀內	광운대
연구위원	박영욱	19630412	메모리 공정기술팀內	공정개발팀內	한국과학기술원(博士)
연구위원	박용조	19620306	종합기술원內	종합기술원內	Carnegie Mellon Univ.(博士)
연구위원	박헌덕	19581225	SYS.LSI 제품기술팀장	SYS.LSI 제품기술팀內	인하대

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	서광벽	19540812	SYS.LSI 기술개발실장	SYS.LSI 기술개발실장	North Carolina State Univ.(博士)
연구위원	서양석	19511203	종합기술원內	종합기술원內	Univ. of Pennsylvania(博士)
연구위원	서중언	19590426	비데오 개발팀內	Media Solution팀內	한국과학기술원(碩士)
연구위원	석준형	19490201	LCD연구소장	LCD연구소장	Drex el Univ.(碩士)
연구위원	신동호	19590118	메모리 DRAM PA팀內	메모리 DRAM PA팀內	한국과학기술원(博士)
연구위원	어길수	19580216	S/W Solution팀장	IT Solution팀內	한국과학기술원(博士)
연구위원	윤부근	19530206	영상디스플레이 개발팀장	영상디스플레이 개발팀장	한양대
연구위원	윤성흠	19600705	무선 개발1팀內	무선 개발팀內	광운대
연구위원	이강석	19610327	스토리지 개발팀內	스토리지 개발팀內	서울대(碩士)
연구위원	이관수	19490626	통신연구소장	통신연구소장	California Polytechnic State Univ.(碩士)
연구위원	이상대	19570609	네트워크 Internet Infra사업팀內	네트워크 Internet Infra사업팀內	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이상업	19611029	무선 개발실內	무선 개발실內	동국대
연구위원	이수철	19620802	SYS.LSI DDI개발실內	SYS.LSI 기술개발실內	서강대
연구위원	이효건	19620119	영상디스플레이 개발팀內	디지털미디어 IT Solution팀內	한국과학기술원(博士)
연구위원	임창수	19571121	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	장계언	19580409	SYS.LSI DDI개발팀內	SYS.LSI DDI개발팀內	삼성전자기술대학
연구위원	장기수	19610309	종합기술원內	중앙연구소內	한국과학기술원(碩士)
연구위원	장인식	19590328	LCD개발실內	LCD 개발3팀장	한양대
연구위원	정순효	19561102	무선 개발4팀內	무선 개발4팀內	연세대
연구위원	정재익	19601208	무선 개발3팀內	무선개발팀內	경북대
연구위원	정중호	19590322	차세대시스템팀內	네트워크 이동통신사업팀內	경북대(碩士)
연구위원	정칠희	19561209	SYS.LSI C&M개발팀장	SYS.LSI C&M개발팀장	Michigan State Univ.(博士)
연구위원	정태영	19590324	메모리 차세대연구1팀內	메모리 DRAM PA팀內	한국과학기술원(博士)
연구위원	진교영	19620826	메모리 차세대연구1팀內	메모리 DRAM PA팀內	서울대(博士)
연구위원	최규명	19590911	SYS.LSI CAE센터內	반도체연구소 CAE팀內	Univ. of Pittsburgh(博士)
연구위원	최영규	19610329	디지털오디오사업팀內	디지털미디어 Mobile Convergence팀장	서울대(碩士)
연구위원	최재구	19590515	무선 개발실內	무선 개발실內	경북대(碩士)
연구위원	최환영	19610911	종합기술원內	중앙연구소內	연세대(碩士)
연구위원	한백희	19561118	영상디스플레이 개발팀內	DTV개발팀內	경희대
고문	기보마사오	19430308	디지털오디오사업팀內		영성대학이공학부
고문	김 원	19481030	시스템연구소內		Univ.of Illinois, Urbana-Champaign(博士)
고문	김일수	19470301	재경팀內		서울대
고문	김준기	19450226	기술원內		Columbia Coll.,Chicago
고문	노태기	19470406	재경팀內		고려대
고문	문병대	19410829	수원지원센터內		고려대
고문	박성인	19381202	삼성스포츠단內		영남대
고문	박영화	19460503	사회협력위원회內		서울대
고문	야마무로	19460101	컴퓨터시스템사업부內		Waseda Univ.(碩士)
고문	어수관	19521001	SYS.LSI SOC연구소內		Univ.of Arizona(碩士)
고문	오오타	19490331	영상디스플레이 영상전략마케팅팀內		熊本工業高等學校
고문	오츠카	19470423	메카 MicroNano기술연구팀內		마츠시다 전기공학원
고문	유영수	19500419	통신 경영지원실內		Santa Clara Univ.(碩士)
고문	이민영	19380811	생활가전총괄內		Brown Univ.(博士)
고문	이수일	19400720	인사팀內		성균관대
고문	이제훈	19400102	사회협력위원회內		서울대(碩士)
고문	이종화	19470514	보좌역실		Syracuse Univ.(碩士)
고문	천경준	19470408	기술총괄內		경북대(碩士)
고문	카리알토넨	19571004	무선 제조팀內		Tietomiehe
고문	타케키다	19440621	디지털프린팅사업부內		일본대(碩士)
고문	하마무라	19470211	개발혁신센터內		Tokyo Univ.(博士)
고문	홍성표	19501009	중국 CMO팀內		서울대
상담역	김현곤	19441121	상담역		서울대
상담역	이상현	19490318	상담역		홍익대(碩士)
상담역	최우석	19400203	상담역		부산대
자문역	곽경호	19561119	자문역		한국외국어대
자문역	김승환	19571004	자문역		고려대
자문역	김영조	19461202	자문역		서울대
자문역	김태학	19481126	자문역		영남대
자문역	노형래	19520903	자문역		고려대(博士)

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
자문역	박내성	19540402	자문역		성균관대
자문역	이종해	19510807	자문역		부산대
자문역	이학수	19520610	자문역		Rensselaer Polytechnic Inst.(博士)

※ 미등기 임원 보유 주식수 : 보통주 2,080,181주 / 우선주 11,330
(이재용 상무 보통주 961,573주, 임형규 사장 외 677명 보통주 1,118,608주/우선주 11,330주)
※ 최근 주주명부 폐쇄일인 '05년 6월 30일 기준임.

2. 직원의 현황

(2005년 9월 30일 현재) (단위 : 명, 년, 백만원)

구 분	직 원 수				평균 근속년수	분기 급여총액	1인평균 급여액	비 고
	관리 사무직	생산직	기 타	합 계				
남	6,796	2,282	37,641	46,719	7.8	1,735,003	38.1	
여	1,800	16,038	4,993	22,831	4.2	555,643	25.8	
합 계	8,596	18,320	42,634	69,550	6.7	2,290,646	34.2	

※ 1인 평균급여액은 평균인원(67,018명) 기준임.

3. 노동조합의 현황

- 해당사항 없음

4. 회계 및 공시 전문인력 보유현황

구 분	보 유 인 원	담 당 업 무	비 고
한국공인회계사	3명	재무분석, 회계처리의 적정성 검토, 결산진행, 공시관련 자료작성 등	
변호사	50명	법률자문, 계약서 검토, 공시자료의 적정성 검토 등	

VIII. 이해관계자와의 거래내용

1. 최대주주등과의 거래내용

가. 가지급금 및 대여금(유가증권 대여 포함)내역

- 해당사항 없음

나. 담보제공 내역

- 해당사항 없음

다. 채무보증 내역

○ 국내채무보증

(단위 : 천$)

성명 (법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	8,200	-	-	8,200	

※ 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약 당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 것임.

○ 해외채무보증

(단위 : 천$)

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
S.E.A.(미주총괄법인)	계열회사	100,000	88,900		188,900	
S.A.S.(미국생산법인)	계열회사	50,000			50,000	
S.E.M.(멕시코생판법인)	계열회사	65,938	49,675		115,613	
S.E.D.A.(브라질생판법인)	계열회사	0	60,579		60,579	
S.E.U.K.(영국총괄법인)	계열회사	9,543	23,668		33,211	
S.S.E.L.(영국판매법인)	계열회사	22,777	10,227		33,004	
S.E.H.G.(독일지주회사)	계열회사	59,903	24,150		84,053	
S.E.P.(포르투갈판매법인)	계열회사	1,481	4,801		6,282	
S.E.P.O.L.(폴란드판매법인)	계열회사	8,583	3,389		11,972	
S.E.S.K.(슬로바키아생산법인)	계열회사	48,854	34,948		83,802	
S.S.A.(남아공판매법인)	계열회사	6,825		6,825	0	
S.J.C.(일본판매법인)	계열회사	47,251		7,120	40,131	
S.Y.R.I.(일본연구법인)	계열회사	60,839		8,234	52,605	
S.A.P.L.(동남아총괄법인)	계열회사	3,755	47,643		51,398	
S.E.P.C.O.(필리핀판매법인)	계열회사	1,069	4,462		5,531	
S.E.P.H.I.L.(필립핀생산법인)	계열회사	0	11,904		11,904	

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
S.E.A.U.(호주판매법인)	계열회사	11,683		3,337	8,346	
S.S.E.C.(중국생산법인)	계열회사	50,745	1,158		51,903	
S.E.H.Z.(중국혜주생산법인)	계열회사	10,000	177		10,177	
합 계		559,246	365,681	25,516	899,411	

라. 출자 및 출자지분 처분내역

(단위 : 백만원)

성명(법인명)	관 계	출자 및 출자지분 처분내역					비 고
		출자지분의 종류	거 래 내 역				
			기 초	증 가	감 소	기말	
삼성카드㈜	계열회사	주식(보통주)	1,091,764	557,650	-	1,649,414	유상증자
영상 1호 투자조합	-	주식(보통주)	17,900	-	17,900	-	만기회수
SSKMT	계열회사	주식(보통주)	6,214	9,215	-	15,429	유상증자
노비타	-	주식(보통주)	29,991	-	29,991	-	매각
SEM	계열회사	주식(보통주)	49,922	43,056	-	92,978	유상증자
SSA	계열회사	주식(보통주)	39,829	15,146	-	54,975	유상증자
SISO	계열회사	주식(보통주)	-	3	-	3	신규출자
SESS	계열회사	주식(보통주)	100,686	50,925	-	151,611	유상증자
SEHF	계열회사	주식(보통주)	17,204	9,127	-	26,331	유상증자
리빙프라자	계열회사	주식(보통주)	30,007	69,999	-	100,006	유상증자
SVIC 6호	-	주식(보통주)	-	26,532	-	26,532	신규출자
SVIC 7호	-	주식(보통주)	-	14,850	-	14,850	신규출자
서울통신기술	계열회사	주식(보통주)	4,192	4,980	-	9,172	지분매입
합 계			1,387,709	801,483	47,891	2,141,301	

마. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명 (법인명)	관 계	거 래 내 역					비 고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	1,040,000	1,792,751	2,832,751	20,312	운용사
합 계			1,040,000	1,792,751	2,832,751	20,312	

바. 부동산 매매 내역

- 해당사항 없음

사. 영업 양수・도 내역

- 해당사항 없음

아. 자산양수 • 도 내역

(단위 : 백만원)

성명 (법인명)	관계	양수ㆍ도 내역					비 고
		목적물	양수ㆍ도 목적	양수ㆍ도 일자	금액		
					양수가액	양도가액	
삼성물산(주)	계열회사	건물 등	강남사옥 신축	'05.1.27	10,386		총 거래금액은 11,540백만원이며 선금 1,154백만원은 '04.12.30일 지급완료
제일모직(주)	계열회사	건물 등	강남사옥 신축	'05.1.27	1,044		총 거래금액은 1,160백만원 이며 선금 116백만원은 '04.12.30일 지급완료
삼성코닝(주)	계열회사	건물 등	강남사옥 신축	'05.1.27	1,044		총 거래금액은 1,160백만원 이며 선금 116백만원은 '04.12.30일 지급완료
에쓰이에이치 에프코리아	계열회사	전자제품, 광통신제품 재고 등	사업이전 및 축소에 따른 재고자산 등 양도	'05.1.17		6,655	에쓰이에이치에프 코리아는 당사의 해외법인인 삼성(해남)광통신 유한공사가 100%출자하여 설립한 한국내 생산법인임.
SESS	계열회사	반도체 조립/ 검사 설비	생산물량 증가에 대응한 효율적 Capa 활용 및 원가경쟁력 강화	'05.2.21		60,140	총 거래금액은 96,900백만원 이며 매각금액 3분기누계 60,140백만원임.
SESL	계열회사	LCD 모듈설비 일부	중화권 판매물량 증가 대응 및 원가경쟁력 강화	'05.4.25		13,848	총 양도금액은 20,500백만원이며, 이전비용 등(64억원)포함 금액임. 3분기누계 매각금액은 13,848백만원임.
SISO	계열회사	Server, Computer, 차량운반구등	연구소 운영에 필요한 설비 매각	'05.5.9		5,104	평가금액의 외화금액은 USD 5,100,000 이며, 적용환율은 5/9일자 매매기준환율 (1$=1,000.8원)임.
블루텍	계열회사	디지털오디오 관련 자산	디지털 컨버전스 대응 디지털 AV사업 일류화 추진	'05.6.2	6,773		
삼성전기	계열회사	광기기용 기록 기술 및 관련 출원 특허 7건	기술 확보	'05.6.20	1,200		
SEDA	계열회사	통신관련 생산설비 일부	현지 생산량 증대	'05.9.5		3,169	법인운영 효율 제고
합 계					20,447	88,916	

※ 상기 양수· 도 일자는 세금계산서 발행일 혹은 경영위원회 결의일 기준임.

자. 장기공급계약 등의 내역

- 해당사항 없음

2. 주주(최대주주 등 제외) • 임원 • 직원 및 기타 이해관계자와의 거래내용

(단위 : 백만원)

성 명 (법인명)	관 계	가지급금, 대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	당기증가	당기감소	기말잔액	
(주)태양기전	협력업체	단기대여금	64,474	7,223	739	70,958	
강준형 외	종업원	장기대여금	34,242	2,323	7,778	28,787	
(주)아토 외	협력업체	장기대여금	43,513	41,560	7,399	77,674	
합 계			142,229	51,106	15,916	177,419	

IX. 부속명세서

기업어음(CP) 발행 현황

- 해당사항 없음

(단위 : 백만원)

할인(중개)금융기관	기초잔액	증 가	감 소	기말잔액	비고
은 행	-	-	-	-	
증 권	-	-	-	-	
보 험	-	-	-	-	
종합금융	-	-	-	-	
자산운용회사	-	-	-	-	
기타금융기관	-	-	-	-	
합 계	-	-	-	-	

X. 기타 필요한 사항

1. 주요경영사항신고내용의 진행상황 등

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2002년 5월 23일	상장유가증권(협회등록주권)과 관련이외의 소 제기	마쓰시다 전기(주)는 삼성전자(주)(해외법인 SSI, SEA, SAS포함)에 대하여 미국 New Jersey 연방 지방법원에 DRAM관련 특허침해소송을 제기함 (소송물가액 3억불)	진행중
2004년 8월 4일	기타주요경영사항에 대한 공시	주주총회 결의 불발효 확인 등의 소에 대한 상고	진행중
2005년 2월 15일	소송 등의 제기· 신청	당사 제35기 주주총회 ('04. 2. 27)결의 취소의 소의 1심판결에 대한 항소 제기 (항소인 : 박근용, 김기식)	진행중
2005년 6월 14일	조회공시요구(풍문또는 보도)에 대한답변 (미확정) - 동유럽에 프리미엄 가전공장 설립 보도에 대한 조회공시 답변	현시점에서는 결정된 사항이 없으며 향후 구체적인 사항 결정되는대로 재공시 하겠음.	진행중
2005년 6월 22일	조회공시요구(풍문또는 보도)에 대한답변 (미확정) - 관세청의 1,500 억원 관세추징 보도 관련 (재공시)	2004년 6월 관세청은, 관세율 0% I.C로 통관하여 온 과거 2년간 MCP 수입분에 대해 관세 등 1,564억원을 추징 처분함에 따라 2004년 12월30일에 납부를 완료하고, 이 중 수출 분에 대한 관세 734억원은 2005년 1월에 환급 받음. 삼성전자는 관세청의 소급 추징 처분에 불복하여 추징 세관인 구미세관과 서울세관에 이의신청을 제기하는 한편(추징 세관에 대한 이의신청은 2004년 12월 17일 기각되었음), 국세심판원에 심판청구를 진행중	진행중
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 9월 29일	조회공시요구(풍문 또는 보도)에 대한 답변 (미확정) - 미국에 반도체공장 추가 설립 검토 보도 관련	미국의 일부 지역으로부터 투자제의를 받고 검토하고 있으나 현시점에서는 아직 확정된 내용이 없으며, 향후 구체적인 사항이 결정되는대로 재공시 하겠음.	진행중
2005년 9월 30일	소송등의 제기· 신청	Tadahiro Ohmi (개인발명가)는 삼성전자에 대하여 미국 텍사스주 동부지방법원 (Marshall Division)에 반도체공정관련 기술 특허에대한 특허침해소송을 제기함.	진행중

2. 주주총회의사록 요약

주총일자	안 건	결 의 내 용	비 고
제36기 주주총회 ('05.2.28)	1. 제36기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 사내이사 선임의 건 - 사내이사 1명 선임(김인주 이사)	○ 원안대로 통과	
	3. 이사 보수한도 승인의 건 - 제36기와 동일(600억)	○ 원안대로 통과	

3. 우발채무 등

가. 중요한 소송사건 등

○ 국내소송사건

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
맨체스터 시큐리티즈	주주총회결의 불발효확인등	대법원	2004.8 ~	-	당사의 정관조항 삭제의 유효여부를 다투는 소송(2심 당사 패소 후 대법원 상고)	5/21 원고 답변서 제출
조관현	손해배상	서울중앙지방법원	2005.8 ~	90,000	당사 휴대폰 문자입력방식인 천지인에 대한 권리 주장	7/18 원고 항소장 제출
현주컴퓨터	매매대금	서울고등법원	2005.8 ~	2,399	당사가 생산 판매하는 컴퓨터 및 주변기기를 공급받은 피고로부터 물품매매 대금의 지급을 청구함.	7/14 피고 항소장 제출 9/5 피고 준비서면 제출
공정거래 위원회	시정조치등 취소	대법원	2004.1 ~	2,017	공정거래위원회로부터 받은 시정명령 및 과징금납부명령에 대한 취소소송	04/9/24 원고 답변서 제출
기 타 28건				9,036		진행중
합 계				103,452		

※ 2005년 9월 30일 현재 당사가 국내에서 원고로 계류중인 소송사건은 4건으로서 소송가액은 약 6,504백만원이며, 피고로 계류중인 소송사건은 28건으로서 소송가액은 약 96,948백만원임.

○ 해외 소송사건

2005년 9월 30일 현재 당사는 해외에 소재하고 있는 Matsushita Electric Industrial Co., Ltd. International Rectifier Corporation, Commissariat A L'Energie Atomique, ITT Manufacturing Inc., 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc.(이상:피고), Quanta Computer, Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, Rambus Inc.(이상:원고)와 특허침해 관련 소송에 계류 중이고, SONICBLUE Inc.의 채권단, Getronics Wang., LLC.(이상:피고)와는 대금지급등과 관련된 소송에 계류 중에 있습니다.

나. 견질 또는 담보용 어음 · 수표 현황

- 해당사항 없음

다. 기타의 우발채무 등

- 국내 지급보증

2005년 9월 30일 현재 국내 채무보증금액은 8,512백만원임.

- 해외 지급보증

2005년 9월 30일 현재 해외 현지법인의 채무에 대하여 지급보증 (실차입기준)한 금액은 약 933,589백만원(US 899,411천$)임.

- 당사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 당사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 기타 상세내역은 제 37기 분기재무제표에 대한 검토보고서 주석 13 '우발채무와 약정사항' 참고

4. 제재현황

- 해당사항 없음

5. 결산일 이후에 발생한 중요사항

- 해당사항 없음

6. 중소기업기준 검토표 등

- 해당사항 없음

7. 공모자금 사용내역

- 해당사항 없음

(단위 : 백만원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-